As filed with the Securities and Exchange Commission on October 11, 2006

Registration No. 333-133532

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 7

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LEMAITRE VASCULAR, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3841	04-2825458
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

63 Second Avenue

Burlington, Massachusetts 01803

(781) 221-2266

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

George W. LeMaitre, Chairman, Chief Executive Officer and President

LeMaitre Vascular, Inc.

63 Second Avenue

Burlington, Massachusetts 01803

(781) 221-2266

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

Mitchell S. Bloom, Esq. Michael H. Bison, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Aaron Grossman, Esq. LeMaitre Vascular, Inc. 63 Second Avenue Burlington, Massachusetts 01803 (781) 221-2266	Mark G. Borden, Esq. Susan W. Murley, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000

Approximate date of commencement of proposed sale to the public:  As soon as possible after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 11, 2006.

6,000,000 Shares

Common Stock

This is an initial public offering of shares of common stock of LeMaitre Vascular, Inc. LeMaitre Vascular is offering all of the shares to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. Application has been made for listing on the Nasdaq Global Market under the symbol “LMAT.”

See “ Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to LeMaitre Vascular	$	$

To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from LeMaitre Vascular at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2006.

Goldman, Sachs & Co.

CIBC World Markets

Cowen and Company

Thomas Weisel Partners LLC

Prospectus dated                      , 2006.

LeMaitre® VASCULAR

Pruitt–Inahara® Carotid Shunt
EndoFit® Thoracic Stent Graft
AnastoClip® Vessel Closure System
LeMaitre® Embolectomy Catheters
InvisiGrip® Vein Stripper
Expandable LeMaitre® Valvulotome
VascuTape® Radiopaque Tape

Serving The Vascular Surgeon Since 1983.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in shares of our common stock that we describe under “Risk Factors” and our consolidated financial statements, the financial statements of Endomed, Inc. and the related notes to these financial statements included at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references to “LeMaitre Vascular,” “we,” “our” and “us” in this prospectus refer to LeMaitre Vascular, Inc. and its subsidiaries.

Our Business

LeMaitre Vascular is a global provider of medical devices for the treatment of peripheral vascular disease. We develop, manufacture and market disposable and implantable vascular devices to address the needs of vascular surgeons and interventionalists. Our diversified portfolio of peripheral vascular devices consists of brand name products that are used in arteries and veins outside of the heart and are well known to vascular surgeons.

Our devices are used to treat peripheral vascular disease, a condition that we estimate affects more than 20 million people worldwide. We estimate that the annual worldwide market for all peripheral vascular devices exceeds $3 billion and that the annual worldwide market addressed by our nine current product lines exceeds $500 million. The increasing incidence and diagnosis of peripheral vascular disease is driving the growth of the market for peripheral vascular devices, which we estimate is growing at 8% per year. We believe that our strong brands, expanding suite of peripheral vascular devices and broad network of vascular surgeon customers uniquely position us to capture an increasing share of this large and growing market.

Our product portfolio consists of brand name vascular devices that are designed to treat peripheral vascular disease, including the Expandable LeMaitre Valvulotome and the Pruitt-Inahara Carotid Shunt. In addition, we have sought to take advantage of the trend towards endovascular techniques and other innovative procedures that utilize more complex, higher priced devices by acquiring new product lines. Recent acquisitions include our EndoFit Aortic Stent Graft, an endovascular device used to treat aortic aneurysms, and our AnastoClip Vessel Closure System, an implantable device used primarily in the creation of dialysis access sites. Our vascular surgeon customers are increasingly performing minimally invasive endovascular procedures, presenting us with attractive opportunities to sell new devices that address their changing product needs.

Peripheral vascular disease affects blood vessels outside the heart and is typically treated by vascular surgeons. Coronary artery disease affects the coronary arteries and is typically treated by cardiovascular surgeons and cardiologists. We do not market our products for the treatment of coronary artery disease, and most of our devices are not indicated for this use.

We sell our products primarily through a direct sales force. As of September 30, 2006, our sales force was comprised of 49 professionals in the United States, European Union and Japan. We also sell our products through a network of distributors in various countries outside of the United States and Canada. For the twelve month period ended September 30, 2006, approximately 83% of our net sales were generated through direct sales to hospitals, and no customer accounted for more than approximately 4% of our net sales.

We currently market nine product lines across three product categories. Prior to September 2005, we also derived a small amount of revenue from manufacturing devices under private label, although we have discontinued nearly all these activities. The following table sets forth, for the periods indicated, our net sales from each of our product categories and from the manufacture of private label products, expressed in dollar amounts and as a percentage of total net sales.

	Year ended December 31,						Nine months ended September 30,
	2003		2004		2005		2005		2006
	$	%	$	%	$	%	$	%	$	%
	(unaudited)
	(dollars in thousands)
Net Sales by Product Category:
Endovascular & Dialysis Access	$1,564	8%	$3,340	13%	$6,774	22%	$4,668	20%	$7,260	28%
Vascular	15,168	73	18,233	70	19,654	64	14,815	65	15,702	61
General Surgery	3,286	16	3,682	14	3,600	12	2,702	12	2,909	11

Branded product sales	20,018	97	25,255	97	30,028	98	22,185	97	25,871	100
Private Label	646	3	928	3	699	2	666	3	—	—

Total net sales	$20,664	100%	$26,183	100%	$30,727	100%	$22,851	100%	$25,871	100%

Beginning in 1998, we initiated a strategic plan to accelerate our growth by building a worldwide direct sales force, acquiring complementary vascular devices and developing in-house manufacturing and assembly capabilities. In order to execute on this strategic plan, we raised $16.4 million of equity capital since 1998, much of which came from a broad network of vascular surgeons and other industry professionals. Using these proceeds, we completed six acquisitions for an aggregate consideration of $14.9 million in cash, assumed debt and stock. For the twelve month period ended September 30, 2006, the product lines we acquired in these six acquisitions accounted for 64% of our total net sales. We have completed the integration of each of these acquired product lines and businesses, consolidating all manufacturing operations into our Burlington, Massachusetts headquarters.

For the year ended December 31, 2003, we generated a net loss of $0.2 million, and for the years ended December 31, 2004 and 2005, we generated net income of $0.9 million and approximately $55,000, respectively. For the nine months ended September 30, 2006, we generated a pre-tax net loss of $0.4 million which includes an impairment charge of $0.4 million and a restructuring charge of $0.2 million.

We believe that the proceeds from this offering will enable us to continue our growth by executing on these strategic initiatives on a larger scale.

Our Business Strategies

Our goal is to be the leading global provider of vascular and endovascular medical devices to vascular surgeons and interventionalists. To achieve this objective, we intend to utilize the following strategies:

•	Further Expand Our Direct Sales Force in the United States, Europe and Japan. We believe that the expansion of our direct sales force has been a key factor in our success, and we intend to accelerate this expansion in the U.S., Europe and Japan.

•	Convert Additional Countries from Distributor to Direct Sales. We believe our conversion of nine countries from distributor to direct sales has engendered closer customer relationships and has enabled higher sales growth rates and gross margins. We intend to convert selected countries to direct sales where we currently sell via distributors.

•	Add Complementary Products through Acquisitions. We believe our significant experience in acquiring and integrating product lines and businesses is one of our principal competitive advantages. We will continue to pursue acquisitions to expand and diversify our product offerings and add new technology platforms.

•	Obtain Regulatory Approvals for Our Products in New Markets. We believe that developing regulatory and clinical study expertise is critical to our long-term success. We intend to obtain regulatory approvals for our devices in new geographic markets.

•	Capture Manufacturing Efficiencies and Other Economies of Scale. We will continue to seek out new opportunities to improve our gross margins and operating profitability, in particular by capturing manufacturing efficiencies and other economies of scale as our business grows.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, as more fully described under “Risk Factors” beginning on page 7, which you should carefully consider prior to deciding whether to invest in our common stock. For example:

•	we do not expect to achieve profitability in the near term, especially as we expand our direct sales force, conduct our clinical studies and acquire and develop new product offerings, businesses or technologies;

•	our results of operations are substantially dependent on businesses and assets that we acquired from third parties, and if we experience difficulties in completing the integration of these acquisitions into our business, or if we do not realize the anticipated benefits of these acquisitions, then our financial condition and results of operations could be adversely affected;

•	if we fail to expand our sales force, we could lose market share to our competitors and our results of operations could suffer;

•	if we fail to convert additional countries from distributor sales to direct sales, our results of operations could suffer;

•	if we are unable to expand our product offerings, we may not achieve our growth objectives and our results of operations could suffer;

•	if we are not successful in obtaining and maintaining clearances and approvals from governmental agencies, we will not be able to sell our products and our future growth will be significantly hampered;

•	our results of operations could be negatively affected if we are unable to identify, negotiate, complete and integrate suitable acquisitions; and

•	some of our devices have been recently introduced into the market and may not achieve market acceptance, which could adversely affect our business.

Corporate Information

We were incorporated in Massachusetts on November 28, 1983 as Vascutech, Inc. On June 16, 1998 we were reincorporated in Delaware, and on April 6, 2001 we changed our name to LeMaitre Vascular, Inc. Our principal executive offices are located at 63 Second Avenue, Burlington, Massachusetts 01803, and our telephone number is (781) 221-2266. Our website address is www.lemaitre.com. Information on our website is not part of this prospectus.

LeMaitre, Pruitt-Inahara, EndoFit, VascuTape, Expandable LeMaitre Valvulotome, Glow ‘N Tell, Reddick, Expedial, OptiLock, InvisiGrip, Pruitt, AnastoClip and the LeMaitre Vascular logo are registered trademarks of LeMaitre Vascular. This prospectus also includes the registered and unregistered trademarks of other persons.

The Offering

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	15,772,064 shares

Use of proceeds

We estimate that the net proceeds payable to us from this offering will be approximately $47.4 million, based on an assumed initial public offering price of $9.00, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate that the net proceeds payable to us from this offering will be approximately $54.9 million. We intend to use our net proceeds from this offering to repay outstanding indebtedness and to pay other amounts due to Brown Brothers Harriman & Co., or Brown Brothers, to finance our working capital needs, including the hiring of additional sales personnel, the funding of our clinical studies and the expansion of our manufacturing and research and development capabilities, and for general corporate purposes. We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	“LMAT”

The number of shares of our common stock to be outstanding after this offering is based on 9,772,064 shares of common stock outstanding as of September 30, 2006, and excludes:

•	1,536,983 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2006 at a weighted-average exercise price of $6.11 per share, of which options to purchase 948,089 shares of our common stock were exercisable as of September 30, 2006 with a weighted-average exercise price of $3.19 per share; and

•	1,000,000 shares of common stock reserved for future stock option grants or purchases under our equity compensation plans. See “Management—Stock and Benefit Plans.”

Except as otherwise noted, all information in this prospectus:

•	assumes no exercise of the underwriters’ overallotment option;

•	gives effect to the conversion of all outstanding shares of our convertible preferred stock into 1,274,620 shares of our common stock upon the closing of this offering; and

•	gives effect to our restated bylaws and restated certificate of incorporation, which will be in place upon the effectiveness of the registration statement of which this prospectus is a part.

Summary Consolidated Financial Data

The following tables present our summary consolidated statements of operations data for our fiscal years 2003 through 2005 and for the nine months ended September 30, 2005 and September 30, 2006, and our summary consolidated balance sheet data as of September 30, 2006. The financial data for the fiscal years ended December 31, 2003, 2004 and 2005 have been derived from our consolidated financial statements, which appear elsewhere in this prospectus, and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report. The financial data as of and for the nine months ended September 30, 2005 and September 30, 2006 are derived from our unaudited consolidated financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such consolidated financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this information in conjunction with our consolidated financial statements, the financial statements of Endomed, Inc., the related notes to these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Branded sales	$20,018	$25,255	$30,028	$22,184	$25,871
Private label sales	646	928	699	667	—

Total net sales	20,664	26,183	30,727	22,851	25,871
Cost of sales	6,208	7,780	8,927	6,506	7,205

Gross profit	14,456	18,403	21,800	16,345	18,666

Operating expenses:
Sales and marketing	7,252	9,654	10,960	8,325	10,639
General and administrative	4,530	5,037	6,405	4,700	5,050
Research and development	2,265	2,120	3,015	2,455	2,586
Restructuring charges	733	435	998	998	231
Impairment charge	—	—	—	—	406

Income (loss) from operations	(324)	1,157	422	(133)	(246)

Other income (expense):
Interest income	3	9	4	4	1
Interest expense	(144)	(137)	(182)	(150)	(276)
Foreign currency gain (loss)	191	169	(217)	(168)	162
Other (expense) income	(22)	(57)	551	603	(10)

Income (loss) before income taxes	(296)	1,141	578	156	(369)

Benefit (provision) for income taxes	74	(214)	(523)	(142)	(129)

Net income (loss)	$(222)	$927	$55	$14	$(498)

Net income (loss) per share available for common shareholders:
Basic	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Diluted	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Weighted-average shares outstanding
Basic	7,525	7,941	8,246	8,301	8,497
Diluted	7,525	8,354	8,701	8,771	8,497

The summary consolidated balance sheet data as of September 30, 2006 is presented:

•	on an actual basis;

•	on a pro forma basis to reflect:

o	the conversion of all of our outstanding preferred stock into 1,274,620 shares of our common stock upon the closing of this offering;

o	the reclassification of $6.8 million of common stock awards subject to repurchase from temporary equity to additional paid-in capital due to termination of repurchase features upon completion of this offering; and

•	on a pro forma as adjusted basis to further reflect:

o	the receipt by us of net proceeds of $47.4 million from the sale of the 6,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $9.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us (of which $2.1 million of offering expenses were paid or accrued as of September 30, 2006); and

o	the payment by us of approximately $4.4 million to repay our outstanding indebtedness and to pay other amounts due to Brown Brothers as described under “Use of Proceeds.”

	As of September 30, 2006
	Actual	Pro forma	Pro forma as adjusted

	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, equivalents and short-term investments	$453	$453	$45,119
Current assets excluding cash, equivalents and short-term investments	11,620	11,620	11,620
Total assets	27,649	27,649	70,196

Revolving line of credit and current portion of long-term debt	1,507	1,507	—
Current liabilities (excluding revolving line of credit and current portion of long-term debt)	4,353	4,353	3,821
Long-term liabilities	3,561	3,561	736
Total liabilities	9,421	9,421	4,558

Common stock awards subject to repurchase feature	6,769	—	—

Convertible preferred stock	2,191	—	—
Common stock	85	98	158
Additional paid-in capital	18,417	27,365	74,715
Total stockholders’ equity	11,459	18,228	65,639

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including our consolidated financial statements, the financial statements of Endomed, Inc. and the related notes to these financial statements included at the end of this prospectus, before making an investment decision. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition, results of operations or cash flows would likely suffer, possibly materially. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We do not expect to achieve profitability in the near term, especially as we expand our direct sales force, conduct our clinical studies and acquire and develop new product offerings, businesses or technologies.

We expect to make substantial expenditures to expand our direct sales force, conduct our clinical studies and acquire and develop new product offerings, businesses or technologies. As a result, we do not expect to be profitable in the near term, and we will need to generate significant net sales in future periods to achieve and maintain profitability. Our ability to achieve and maintain profitability will be influenced by many factors, including:

•	the level and timing of future sales and expenditures;

•	market acceptance of our new products;

•	the productivity of our direct sales force and distributors;

•	the cost of our clinical studies;

•	our ability to successfully acquire and develop competitive products;

•	our ability to successfully integrate acquired businesses, products or technologies;

•	the impact on our business of competing products, technologies and procedures;

•	our ability to obtain regulatory approvals for our products in new markets;

•	market and regulatory developments; and

•	the cost of intellectual property challenges, if any.

We cannot assure you that we will achieve significant net sales or achieve and maintain profitability.

Our results of operations are substantially dependent on businesses and assets that we acquired from third parties, and if we experience difficulties in completing the integration of these acquisitions into our business, or if we do not realize the anticipated benefits of these acquisitions, then our financial condition and results of operations could be adversely affected.

Since 1998 we have completed six acquisitions, three of which were completed during the last three fiscal years. See “Business—Our History.” For the twelve month period ended September 30, 2006, the product lines we acquired in these six acquisitions accounted for 64% of our total net sales. Accordingly, our operating results are largely dependent on these acquired product lines, and this dependence exposes us to risks and uncertainties.

For example, we have only recently completed the relocation of the manufacturing operations related to our EndoFit Aortic Stent Graft, which we acquired from Endomed, Inc. in February 2005. We intend to manufacture this product line solely in our Burlington, Massachusetts headquarters. Due to our limited experience with manufacturing the device ourselves, we may encounter difficulties or delays which could negatively impact product quality or impair our ability to manufacture sufficient quantities to satisfy demand, either of which in turn could have a material adverse effect on our financial condition or results of operations.

We also may experience other difficulties related to these acquisitions. For example, in connection with our Endomed acquisition, we acquired an ongoing clinical study related to the EndoFit Aortic Stent Graft. See “Business—Clinical Studies.” Our experience in conducting clinical studies is limited and we may experience difficulties or delays in transitioning this study or future studies. Also, we may determine that the design of this acquired study does not meet our business objectives. Any difficulties or delays we experience in connection with this clinical study could negatively impact our ability to obtain regulatory approval to market the EndoFit Aortic Stent Graft in certain markets. In addition, the products that we have acquired may need to be improved in order to gain broader market acceptance or may not compete effectively with existing products. We have limited experience with certain technologies underlying the acquired products. There can be no assurance that we will be successful developing the desired product improvements in a timely manner, if at all.

In April 2003, we acquired the Expedial Vascular Access Graft product line from Credent Limited, a UK company. At the time of the acquisition, the Expedial Vascular Access Graft had already received a Conformité Europienne, or CE mark, and was being sold in the European Union and other foreign jurisdictions. In May 2004, we commenced a clinical study in the United States to collect data to submit to the United States Food and Drug Administration, or FDA, in support of 510(k) clearance for this device. This clinical study was designed to establish substantial equivalence to grafts manufactured using expanded polytetrafluoroethylene, or ePTFE, for effectiveness in maintaining blood flow through the graft. In July 2006, we received preliminary data from the clinical study conducted for the period from April 8, 2004 to June 28, 2006 suggesting that the device may not compare favorably to ePTFE grafts in this regard. There were no significant safety issues identified in the preliminary data collected in the clinical study. As a result of our review of the clinical study results and less than planned sales of the product in Europe, we decided to forego further enrollment in the clinical study and cease the production and sale of this device. In October 2006, we sold certain manufacturing equipment, inventory and intellectual property related to our Expedial Vascular Access Graft product line to CardioTech International, Inc. for total consideration of $350,000 plus a five percent royalty on CardioTech’s net sales of its CardioPass brand coronary artery bypass graft for a period of five years following the first commercial sale of a CardioPass graft. The CardioPass graft is not yet in clinical trials and there can be no assurance that it will ever be commercialized.

Any of these difficulties could negatively impact our ability to realize the intended and anticipated benefits that we currently expect from our acquisitions and could have a material adverse effect on our financial condition and results of operations.

If we fail to expand our sales force, we could lose market share to our competitors and our results of operations could suffer.

We expect to use a portion of the proceeds from this offering to expand our direct sales force, particularly in markets where we believe we are currently underrepresented. For example, there are several large markets in the United States where we do not have any direct sales coverage. Outside the United States we rely on a small direct sales force in certain markets and also sell our products through independent sales distributors. Accordingly, there are a number of large markets where we believe we could expand or initiate direct sales coverage, such as Japan and France. We may not be able to find a sufficient number of qualified medical device sales personnel to adequately address these markets in a cost-effective manner. We compete for experienced medical device sales personnel with our competitors, many of which are larger and have greater resources than we do and some of which may offer more attractive economic incentives than we do. Even if we are able to attract sales personnel, we may not be able to effectively train and retain such personnel. There can be no assurance that we will succeed in expanding our sales force, and difficulties that we encounter could negatively affect our business.

If we fail to convert additional countries from distributor sales to direct sales, our results of operations could suffer.

We intend to convert selected countries from distributor sales to direct sales, which could result in disruptions in our sales. This transition may also have an adverse effect on our cash flow from operations because distributors, unlike direct sales personnel, pay us for inventory that they stock for later sale. In addition, switching to a direct sales force may subject us to longer customer collection times and larger bad debt expense since we would be required to collect customer payments directly rather than through a distributor. Also, our distribution agreements are typically exclusive with terms of up to three years and renewable only by mutual agreement. These agreements may temporarily constrain our ability to convert certain countries from a distributor to a direct sales model. As a result, there can be no assurance that we will be successful in transitioning to a direct sales model in the countries that we select, and difficulties that we encounter in this transition could negatively affect our business.

If we are unable to expand our product offerings, we may not achieve our growth objectives and our results of operations could suffer.

We may not be able to compete effectively with our competitors unless we can keep pace with existing or new products and technologies in the vascular device market. Our success in developing and commercializing new products and new versions of our existing products is affected by our ability to:

•	identify in a timely manner new market trends and customer needs;

•	keep pace with technological changes and industry standards;

•	obtain regulatory clearance or approval of new products and technologies;

•	successfully develop cost-effective manufacturing processes for such products;

•	commercially introduce such products and technologies; and

•	achieve market acceptance.

If we are unable to expand our product offerings, we may not achieve our growth objectives and our results of operations could suffer.

Our results of operations could be negatively affected if we are unable to identify, negotiate, complete and integrate suitable acquisitions.

In order to expand our product offerings, we have acquired six businesses since 1998 and a key part of our strategy is to acquire additional businesses, products or technologies in the future. Our growth strategy depends in part upon our ability to identify, negotiate, complete and integrate suitable acquisitions. If we are unable to complete acquisitions on satisfactory terms, our growth objectives could be negatively affected.

Even if we complete acquisitions, we may experience:

•	difficulties in integrating any acquired companies, personnel and products into our existing business;

•	difficulties in integrating manufacturing operations into our existing business or successfully replicating manufacturing processes at new manufacturing facilities;

•	difficulties or delays in transitioning clinical studies or unfavorable results from such clinical studies;

•	diversion of our management’s time and attention from other business concerns;

•	challenges resulting from limited or no direct prior experience in new markets or countries we may enter;

•	higher costs of integration than we anticipated;

•	difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions;

•	difficulties in acquiring the right to and protecting intellectual property; or

•	difficulties if the acquired company is remote or inconvenient to our Burlington, Massachusetts headquarters.

For any of these reasons or as a result of other factors we may not realize the anticipated benefits of acquisitions.

Existing or future acquisitions of new products or businesses could negatively affect our results of operations if we do not discover previously undisclosed liabilities.

In a future acquisition we could discover deficiencies withheld from us due to fraud or otherwise not uncovered in our due diligence prior to the acquisition, including deficiencies in internal controls, data adequacy and integrity, product quality and regulatory compliance, as well as undisclosed and product liabilities, any of which could result in us becoming subject to penalties or other liabilities. Any such undisclosed liabilities could have an adverse effect on our financial condition and results of operations.

Some of our devices have been recently introduced into the market and may not achieve market acceptance, which could adversely affect our business.

Some of our devices have been recently introduced into the market, and we can not assure you that they will achieve market acceptance. The same is true of new devices that we may acquire or internally develop in the future. The marketing of our products requires a significant amount of time and expense in order to identify and develop relationships with the physicians who may use our products, invest in training and education with these physicians and employ a sales force that is large enough to interact with the targeted physicians, with no assurance of success. In some cases, our devices may face competition from devices marketed by our competitors, and our customers may not prefer our device. In other cases, our devices may be used in new procedures and techniques and if physicians do not adopt these procedures and techniques, demand for these devices would fail to develop. For example, in 2004 we launched our InvisiGrip Vein Stripper, which has not achieved widespread market adoption because of competing products and techniques. If our products do not gain market acceptance, our business could be adversely affected.

If we are unable to manage the anticipated growth of our business, our financial condition and operating results could be adversely affected.

The growth that we have experienced, and may experience in the future, will continue to provide challenges to our organization. For example, since 1998 we have completed six acquisitions and we expect to pursue additional acquisitions in the future. As our operations expand, both in terms of scope and geographic coverage, we expect that we will need to manage additional relationships with various partners, suppliers and other organizations. We also will need to manage the corresponding growth of our manufacturing operations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls and reporting systems and procedures, and may require us to transition to new enterprise management software. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner, and we may discover deficiencies in existing systems and controls. If we cannot scale and manage our business appropriately, our anticipated growth may be impaired and our financial results could suffer.

We depend on single and limited source suppliers for some of the components to our products, and if any of those suppliers are unable or unwilling to supply them on acceptable terms, it could limit our ability to deliver our products to our customers on a timely basis or at all.

We rely on single and limited source suppliers for some of our important product components. For example, we obtain from a third party supplier all of the nitinol stents and from another third-party supplier all of the stent graft delivery systems that are used in our EndoFit Aortic Stent Grafts. There are relatively few, or in some cases no, alternative, validated sources of supply for these components. We do not have supply agreements with most of these suppliers, and instead place orders on an as-needed basis. Most of these suppliers could discontinue the manufacture or supply of these components at any time. We do not carry a significant inventory of these components. Identifying and qualifying additional or replacement suppliers for any of these components, if required, may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our vendors or failure to obtain additional vendors for any of the components used to manufacture our products would limit our ability to manufacture our products, may result in production delays and increased costs and may limit our ability to deliver products to our customers. If we are unable to identify alternate sources of supply for the components, we would have to modify our products to use substitute components, which may cause delays in shipments, increase design and manufacturing costs and increase prices for our products. We can not assure you that any such modified products would be as effective as the predecessor products, or that such modified products would gain market acceptance. This could lead to customer dissatisfaction and damage to our reputation and could have an adverse effect on our financial condition and results of operations.

Any disruption in our manufacturing facilities could adversely affect our business and results of operations.

Our principal worldwide executive, distribution and manufacturing operations are located at a 27,098 square foot leased facility and a nearby 7,477 square foot leased facility, located in Burlington, Massachusetts. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace in the event of a natural or man-made disaster. In such event, we could not shift production to alternate manufacturing facilities and we would be forced to rely on third-party manufacturers. Although we possess insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses, including potential damage to our reputation, and may not continue to be available to us on acceptable terms, or at all. In addition, our growth may outpace our manufacturing capacity, in which event we would need to locate, obtain and build-out additional space. New or alternative facilities may not be available to us on acceptable terms. Even if we are able to identify such new or alternative facilities, we may incur additional costs and we may experience a disruption in the supply of our products until those facilities are available. Our leases for our Burlington, Massachusetts manufacturing facilities expire in 2008 and 2006, respectively, and we may not be able to renew these leases on terms acceptable to us or at all. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory to meet the demands of our customers, which could have an adverse effect on our financial condition and results of operations.

We depend on our senior management team and other key scientific, sales and technical personnel, and if we are unable to retain them or recruit additional qualified personnel we may not be able to manage our operations and meet our strategic objectives, which could have an adverse effect on our financial condition and results of operations.

We depend on the continued services of our senior management team and other key scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. Each of our key employees may terminate their employment with us at any time. The loss of any of our senior management team or key employees could harm our business. We compete for such personnel with other companies, academic institutions, government entities and other organizations. We may not be able to meet our future hiring needs or retain existing personnel on acceptable terms. We could face significant challenges and risks in hiring, training, managing and retaining engineering and sales employees. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find an appropriate replacement should the need arise. We maintain life insurance payable to us on our Chairman, President and Chief Executive Officer, George W. LeMaitre, but not on our other key personnel.

If we do not maintain our relationships with our physician customers, our growth may be limited and our business could be harmed.

Physicians typically influence the medical device purchasing decisions of the hospitals and other healthcare institutions in which they practice. Consequently, our relationships with our physician customers are critical to our continued growth. We believe that these relationships are based on our long-standing reputation and presence in the market for peripheral vascular devices, the quality of our product offerings and clinical outcomes, our marketing efforts and our presence at medical society meetings. Any actual or perceived diminution in our reputation or the quality of our products or our failure or inability to maintain these other efforts could damage our current relationships, or prevent us from forming new relationships, with physicians and cause our growth to be limited and our business to be harmed.

Our primary focus on the needs of vascular surgeons could harm our business if interventional radiologists and interventional cardiologists perform a greater percentage of new procedures that replace those procedures traditionally performed by vascular surgeons, or if vascular surgeons increasingly specialize in procedures for which we do not sell devices.

The treatment of peripheral vascular disease is increasingly shifting from open vascular surgery to minimally invasive endovascular procedures. We market and sell our products primarily to vascular surgeons, who in addition to performing traditional open surgical procedures, in growing numbers also perform minimally invasive, image-guided interventional procedures for peripheral vascular disease. However, vascular surgeons may not adopt these procedures in the numbers we expect and instead these procedures may be largely performed by interventional radiologists and interventional cardiologists. Many of our competitors have focused their sales efforts on these interventionalists. If interventional radiologists and interventional cardiologists perform an increasing percentage of these new procedures than we expect, our net sales may decline and our business may be affected.

Moreover, demographic trends and other market factors, such as reimbursement rates, are driving vascular surgeons in the United States and potentially in other markets to increasingly specialize in certain kinds of procedures, such as endovascular therapies, the creation and maintenance of dialysis access sites and the treatment of varicose veins. Sometimes these physicians will discontinue performing other vascular procedures. If this trend continues, it could lead to the fragmentation of our customer base, which would reduce cross-selling opportunities and the efficiency of each sales call by our sales representatives, which in turn would negatively impact our business.

We face competition from other companies, technologies and alternative medical procedures, all of which could adversely impact our business, net sales and results of operations. Consolidation in the medical technology industry could exacerbate these risks.

The markets in which we compete are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Although no one company competes against us in all of our product lines, a number of manufacturers of peripheral vascular devices have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours, have established reputations with our target customers and have developed worldwide distribution channels that are more effective than ours. Our competitors could elect to devote additional resources to the markets in which we currently enjoy less competition. Also, although we currently have leading market positions in the markets for some of our products, this is not true for the markets for all of our products, in particular our endovascular and dialysis access products. Recent industry consolidation could make the competitive environment more difficult for smaller companies like ours. Because of the size of the vascular disease market opportunity, competitors and potential competitors have dedicated, and we believe will continue to dedicate, significant resources to aggressively promote their products. Also, new product developments that could compete with us more effectively are likely because the vascular disease market is characterized by extensive research efforts and technological progress. Competitors may develop technologies and products that are safer, more effective, easier to use, less expensive or more readily accepted than ours. Their products could make our technology and products obsolete or noncompetitive. Our competitors may also be able to achieve more efficient manufacturing and distribution operations than we can and may offer lower prices than we could offer profitably. In addition, many of our products face competition from alternative procedures that utilize a different kind of medical device that we do not currently sell. Any of these competitive factors could adversely impact our business, net sales and results of operations.

Our lack of customer purchase contracts makes it difficult to predict sales and plan manufacturing requirements, which could lead to lower net sales, higher expenses and reduced margins.

We do not have long-term purchase contracts with our hospital customers, who typically order products on an as-needed basis. As a result, it is difficult to accurately forecast our component and product requirements. Our manufacturing and operating expenses are largely based on anticipated sales volume and a significant portion of these expenses is and will continue to be fixed. We must plan production and order product components several months in advance of customer orders. In addition, lead times for product components that we order vary significantly and depend on factors such as the specific supplier and demand for each component at any given time. These factors expose us to a number of risks, such as the following:

•	if we overestimate our requirements, or experience shortages, we may be obligated to carry more inventory than we need;

•	if we underestimate our requirements, we may have an insufficient product component inventory, which could disrupt manufacturing of our products and cause delays in shipments and net sales; and

•	we may experience shortages of product components from time to time, which could delay the manufacturing and shipping of our products.

If any of the foregoing occur, it could lead to lower net sales, higher expenses and reduced margins.

Our business strategy relies on assumptions about the market for our products, which, if incorrect, could adversely affect our business prospects and profitability.

We are focused on the market for devices used to treat peripheral vascular disease. We believe that demographic trends point towards an increase in the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case could adversely affect our business prospects and profitability.

The use, misuse or off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

Although we offer training for physicians in the use of some of our products, we do not require that physicians be trained in the use of our products. Not requiring training specific to the use of our devices may expose us to greater risk of product liability if injuries occur during a procedure involving our products. In addition, if demand for our products continues to grow, less skilled surgeons will likely use the devices, potentially leading to an increased incidence of patient injury and an increased risk of product liability. The off-label use of our products may result in an increased risk of serious injuries or death.

As is the case with other medical device companies, product liability claims could be brought against us. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, or if our products are found to have caused or contributed to injuries or death, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. Claims of this nature may also adversely affect our reputation, which could damage our position in the market and subject us to product recalls.

We cannot assure you that our product liability insurance coverage will be sufficient to satisfy any claim made against us. Further, we may not be able to maintain the same level of coverage, and we may not be able to obtain adequate coverage at a reasonable cost and on reasonable terms, if at all. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing coverage in the future. Additionally, if any such product liability claim or series of claims is brought against us for uninsured liabilities or is in excess of our insurance coverage, our business could be harmed.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.

We derive a significant portion of our net sales from operations in markets outside of the United States and Canada. For the year ended December 31, 2005 and the nine months ended September 30, 2006, 35% and 36% of our net sales, respectively, were derived from our operations outside of the United States and Canada. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	the imposition of additional U.S. and foreign governmental controls or regulations, including export licensing requirements, duties and tariffs and other trade restrictions;

•	the risk of non-compliance with the Foreign Corrupt Practices Act by our sales representatives or our distributors;

•	the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel who possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities, which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights;

•	exposure to different legal and political standards; and

•	political, economic and/or social instability.

We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition.

Any operations that we conduct in China will expose us to the risk of adverse changes in political, legal and economic policies of the Chinese government, which changes could reduce the demand for our products in China and materially and adversely affect our competitive position in China.

Although we currently do not market any of our products in China, we are currently conducting a clinical study to obtain approval from the Chinese State Food and Drug Administration to market our EndoFit Thoracic Stent Graft in China. If and when this product is approved for sale in China, we expect to initially market our device using one or more distributors. Conducting business in China, if we seek to enter that market, would expose us to a variety of risks and uncertainties that are unique to China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	level of government involvement;

•	economic structure;

•	allocation of resources;

•	level of development;

•	inflation rates;

•	growth rate; and

•	control of foreign exchange.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by hospitals, which in turn could reduce demand for our products. In addition, the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

Fluctuations in foreign currency exchange rates could result in declines in our reported sales and earnings.

Because the majority of our sales outside of the United States and Canada are denominated in local currencies, primarily Euros, and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. Changes in foreign currency rates did not impact sales during the year ended December 31, 2005 but negatively impacted sales by $0.1 million for the nine months ended September 30, 2006. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our sales and earnings. At present, we do not manufacture our products outside the United States nor do we engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar.

We rely on our independent distributors to market and sell our products in select markets outside of the United States and Canada.

Sales of our products through independent distributors represented 16% of our net sales for the twelve month period ended September 30, 2006. Our success in these markets depends largely upon marketing arrangements with distributors, in particular their sales and service expertise and relationships with their respective customers in the marketplace. Although we intend to replace some of these distributors with a direct sales force, this will take time and we may keep a distribution model in some markets. We do not control our distributors and they may not be successful in implementing our marketing plans.

Many of our distributors initially obtain and maintain foreign regulatory approval for sale of our products in their respective countries. We do not have long-term contracts with many of our distributors, and our distributors may terminate their relationships with us on little or no notice. In addition, some of our distributors are not required to purchase any minimum amount of products from us, may sell products that compete with ours or devote more efforts to selling other products, and may stop selling our products at any time. If we lose any of our significant distributors, if we fail to recruit and retain additional skilled distributors in these locations, or if our distributors devote more effort to selling products other than ours, our operations could be adversely affected. We have experienced turnover with some of our distributors in the past that has adversely affected our short-term financial results while we transitioned to new distributors. Similar occurrences could happen in the future.

We may not achieve positive cash flow from operations and, as a result, we may require additional capital. Failure to attract additional capital on acceptable terms could impair our growth.

We may require additional capital to execute our strategies and further expand our business. If the proceeds from this offering together with cash available under our credit facility and cash generated internally are insufficient to fund our operations or our capital requirements, we will require additional debt or equity financing. If we raise additional capital through the issuance of debt, this debt will be senior to our outstanding shares of capital stock, including the shares of common stock offered in this offering, upon our liquidation. Financing may not be available or, if available, may not be available on terms satisfactory to us and could result in significant stockholder dilution. In addition, covenants in debt financing arrangements may restrict our ability to operate our business or obtain additional debt financing. These covenants may also require us to attain certain levels of financial performance and we may not be able to do so; any such failure may result in the acceleration of such debt and the foreclosure by our creditors on the collateral we used to secure the debt. We may also elect to raise additional funds through collaboration, licensing, marketing or similar arrangements, and these arrangements may require us to relinquish valuable rights to our products or proprietary technologies, or grant licenses that are not favorable to us. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, delaying or postponing our product development efforts, including clinical studies, selling assets, restructuring our operations or refinancing our indebtedness.

We rely on our management information systems for inventory management, distribution and other functions and to maintain our research and development and clinical data. If our information systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and results of operations could be adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting, financial, human resources and sales and marketing functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain our research and development and clinical data. We do not maintain redundant management information systems. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or the failure of our network infrastructure, telecommunications network or the internet.

Any interruption in the use of our management information systems could have an adverse effect on our financial condition and results of operations.

From time to time we may become subject to tax audits or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.

We are subject to income taxes in many countries, jurisdictions and provinces, including the United States. In determining our global provision for income taxes, we are required to exercise judgment. Regularly, we make estimates where the ultimate tax determination is uncertain. While we believe our estimates are reasonable, we cannot assure you that the final determination of any tax audit or tax-related litigation will not be materially different from that reflected in our historical income tax provisions and accruals.

In February 2006, we received an audit notification from the Internal Revenue Service, or IRS, requesting materials relating to our 2004 federal tax return, including items related to our transfer pricing methodologies. The IRS began its audit in June 2006. The completion of the audit may require an extended period of time, depending on the complexity and extent of the IRS examination. The assessment of additional taxes, interest and penalties as a result of audits, litigation or otherwise, could be materially adverse to our current and future results of operations and financial condition.

In addition, we are subject to sales, use and similar taxes in many countries, jurisdictions and provinces, including those states in the United States where we maintain a physical presence or have a substantial nexus. These taxing regimes are complex. For example, in the United States, each state and local taxing authority has its own interpretation of what constitutes a sufficient physical presence or nexus to require the collection and remittance of these taxes. Similarly, each state and local taxing authority has its own rules regarding the applicability of sales tax by customer or product type.

At September 30, 2006, we accrued $0.7 million in our financial statements in connection with amounts we may owe in connection with our tax liabilities worldwide. The assessment of additional taxes, interest and penalties as a result of audits, litigation or otherwise, could be materially adverse to our current and future results of operations and financial condition.

Ownership of our common stock by our vascular surgeon customers, including members of our scientific advisory board, could negatively impact our reputation and as a result, our business and results of operations could suffer.

The stockholders who own our common stock include members of our scientific advisory board and other vascular surgeons who may use our devices and may recommend our devices for purchase by the hospitals at which they perform surgical procedures. The fact that such professionals are also our stockholders could attract unfavorable attention of the public, regulatory authorities, and the media, especially if the surgeons have not disclosed their relationships with us. Such perceptions could harm our reputation and could cause our business and results of operations to suffer.

Risks Related to the Regulatory Environment

Our business is subject to complex, costly and burdensome regulations. We could be subject to significant penalties if we fail to comply.

The production and marketing of our products and our ongoing research and development and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and premarket clearance or approval of new medical devices, in addition to regulating manufacturing practices, reporting, promotion and advertising, importing and exporting, labeling and record-keeping procedures.

Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following:

•	issuing public warning letters to us;

•	imposing fines and penalties on us;

•	issuing an injunction preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	ordering a recall of, or detaining or seizing, our products; or

•	withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, our business, results of operations and reputation could suffer.

If we are not successful in obtaining and maintaining clearances and approvals from governmental agencies, we will not be able to sell our products and our future growth will be significantly hampered. In order to market some of our products, notably our EndoFit product line, we will need to obtain approval of a premarket application from the FDA, which will require data from clinical trials. We have limited experience with these matters, in particular with conducting clinical trials.

Our products require premarket clearance or approval in the United States and in foreign countries where they are sold. Each medical device that we wish to market in the United States generally must receive either 510(k) clearance, unless it is exempt, or approval of a premarket application, or PMA, from the FDA before the product can be marketed or sold. Either process can be lengthy and expensive. The FDA’s 510(k) clearance procedure, also known as “premarket notification,” is the process used for our currently marketed products in the United States. This process usually takes from four to twelve months from the date the FDA receives the application, but may take significantly longer. Although 510(k) clearances have been obtained for all of our current products which require clearances, these clearances may be revoked by the FDA if safety or effectiveness problems develop with the devices. Our new products or significantly modified marketed products could be denied 510(k) clearance and required to undergo the more burdensome PMA approval process.

The PMA approval process is much more costly, lengthy and uncertain than the premarket notification process. It generally takes from one to three years from the date the application is submitted to, and filed with, the FDA, and may take even longer. Achieving premarket approval typically requires extensive clinical trials and may require the filing of numerous amendments with the FDA over time. We do not have significant experience in obtaining PMA approval for our products.

Our EndoFit products must receive PMA approval before being commercially distributed in the United States. To successfully obtain PMA approval of our EndoFit devices and other devices that we may develop or acquire, we will need to develop greater regulatory and clinical study expertise than we currently possess. This task will require us to devote significant resources to the improvement of our regulatory compliance and clinical study processes, including filling clinical and regulatory positions with personnel who have the requisite abilities and/or experience. We may not be able to find such personnel or be able to devote the necessary resources. In addition, our inexperience in these areas may cause significant delays in or otherwise harm our ability to successfully complete the complex undertaking of obtaining regulatory approval for these devices. We cannot assure that you that we will ever obtain PMA approval for our EndoFit device.

Our ability to market our products outside the United States is also subject to regulatory approval, including our ability to demonstrate the safety and effectiveness of our products in the clinical setting. The products for which we are currently conducting studies are already approved for sale outside of the United States. While our studies are ongoing, unfavorable data may arise in connection with usage of our products outside the United States, which could adversely impact approval of our products in the United States. Conversely, unfavorable data from clinical studies in the United States may adversely impact sales of our products outside the United States. For example, in July 2006, we received unfavorable preliminary data from our United States clinical study of our Expedial Vascular Access Graft. The clinical study was designed to establish substantial equivalence to grafts manufactured using ePTFE for effectiveness in maintaining blood flow through the graft. The preliminary data from the clinical study suggested that the device did not compare favorably to ePTFE grafts in this regard. As a result of our review of the clinical study results and less than planned sales in Europe, we decided to forego further enrollment in the clinical study and cease worldwide production and sale of this device.

Even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses or the claims for which the product may be labeled and promoted, which may limit the market for our products. If we do not obtain and maintain foreign regulatory or FDA approval with respect to our products, as applicable, we will not be able to sell our products and our future growth will be significantly hampered.

Modifications to our marketed devices may require new regulatory clearances or premarket approvals, or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.

Any modification to a 510(k) cleared device that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, requires the submission of another 510(k) or PMA application to address the change. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or PMA. Although in the first instance we may determine that a change does not rise to a level of significance that would require us to make a submission, the FDA may review and disagree with our determination and can require us to submit a 510(k) or a PMA for a significant technological change or major change or modification in intended use. If the FDA requires us to submit a 510(k) or a PMA for any modification to a previously cleared device, we may be required to cease marketing the device, recall it, and not resume marketing until we obtain clearance or approval from the FDA for the modified version of the device. Delays in our receipt of regulatory clearance or approval will cause delays in our ability to sell our products, which could have a negative effect on our business, results of operations and prospects. Also, we may be subject to regulatory fines, penalties and/or other sanctions authorized by the Federal Food, Drug, and Cosmetic Act.

Our EndoFit products are in clinical studies. If these clinical studies are unsuccessful, or if the FDA or other regulatory agencies do not accept or approve the results of such studies, these products may not successfully come to market and our business prospects may suffer.

We currently have two ongoing clinical studies to support clearance or approval for products that we expect to contribute significantly to our sales in the future. These studies include a U.S. pilot study to support a possible PMA application for our EndoFit AUI Stent Graft and a Chinese clinical study to support approval from the Chinese State Food and Drug Administration, or SFDA, of our EndoFit Thoracic Stent Graft for marketing in China. We cannot assure you that these studies will be successful or that the FDA or SFDA or other relevant regulatory agencies will accept the results and approve or clear the devices for sale. Further, we continue to evaluate the potential financial benefits and costs of our clinical studies and the products being evaluated in them. If we determine that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits of that product, or if the projected development timeline is inconsistent with our investment horizon, we may choose to stop a clinical study and/or the development of a product.

In May 2006, we submitted an investigational device exemption, or IDE, supplemental application to the FDA to begin a pivotal clinical trial to evaluate the safety and effectiveness of the AUI version of the EndoFit Aortic Stent Graft in the treatment of aorto, aorto-iliac and/or iliac aneurysms. Because the EndoFit Aortic Stent Graft is a “significant risk” device for regulatory purposes, we cannot start our pivotal clinical trial for the device until we receive the FDA’s approval of our supplemental application. In September 2006, we received conditional approval from the FDA to commence the pivotal trial, which we refer to as the UNITE study, provided that we resolve the issues identified in the conditional approval letter to the FDA’s satisfaction. We are working to resolve these deficiencies so that we may proceed with the trial. If we are not permitted to begin the pivotal clinical trial, if our EndoFit clinical studies are unsuccessful, or if the FDA or other regulatory agencies do not accept or approve the results of such studies, these products will not successfully come to market and our business prospects may suffer.

If we or some of our suppliers fail to comply with the FDA’s Quality System Regulation and other applicable postmarket requirements, our manufacturing operations could be disrupted, our product sales and profitability could suffer, and we may become subject to a wide variety of FDA enforcement actions.

After a device is placed on the market, numerous regulatory requirements apply. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. If the FDA finds that we have failed to comply with any regulatory requirements, it can institute a wide variety of enforcement actions.

We and some of our suppliers must comply with the FDA’s Quality System Regulation, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage and shipping of medical devices. The FDA enforces the Quality System Regulation through unannounced inspections. We have been, and anticipate in the future being, subject to such inspections. If we or one of our suppliers fails a Quality System Regulation inspection, or if a corrective action plan adopted by us or one of our suppliers is not sufficient, the FDA may bring an enforcement action against us, and our operations could be disrupted and our manufacturing delayed.

In March 2006, the FDA inspected our facilities in Burlington, Massachusetts for three days. The inspection resulted in the issuance of a formal notification, or a Form FDA-483, listing three observations. Specifically, the FDA observed that we did not adequately document corrective and preventive actions taken by us to address quality problems, we did not identify all actions needed to prevent the recurrence of nonconforming product and other quality problems, and we had an incomplete procedure for implementing and recording actions taken to correct and prevent identified quality problems. While we have revised our procedures and conducted additional training to address the FDA’s findings, we cannot assure you that we will be successful in implementing these changes or that the FDA will agree that our implementation is adequate. If the FDA finds that we are not in substantial compliance with the Quality System Regulation, the FDA may issue a public warning letter or take other enforcement action against us and our operations could be disrupted and our manufacturing delayed.

We are also subject to the FDA’s general prohibition against promoting our products for unapproved or off-label uses and to the medical device reporting, or MDR, regulations that require us to report to the FDA if our products may have caused or contributed to a death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports with the FDA of some device corrections and removals and we must adhere to the FDA’s rules on labeling and promotion. If we fail to comply with these or other FDA requirements or fail to take adequate corrective action in response to any significant compliance issue raised by the FDA, the FDA can take significant enforcement actions, which could harm our business, results of operations and our reputation.

In addition, most other countries require us to comply with manufacturing and quality assurance standards for medical devices that are similar to those in force in the United States before marketing and selling our products in those countries. If we fail to comply, we would lose our ability to market and sell our products in those foreign countries.

Even after receiving regulatory clearance or approval, our products may be subject to product recalls, which may harm our reputation and divert managerial and financial resources.

The FDA and similar governmental authorities in other countries have the authority to order mandatory recall of our products or order their removal from the market if the governmental entity finds that our products would cause serious adverse health consequences or death. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. For example, in 2005 we initiated three voluntary recalls. Two of these recalls related to packaging flaws that compromised the sterility of the products, and the third recall arose from a labeling error. Any future recall of our products may harm our reputation with customers and divert managerial and financial resources.

If we do not comply with foreign regulatory requirements to market our products outside the United States, our business will be harmed.

Sales of medical devices outside the United States are subject to international regulatory requirements that vary from country to country. These requirements and the amount of time required for approval may differ from our experiences with the FDA in the United States. In some cases, we rely on our non-U.S. distributors to obtain premarket approvals, complete product registrations, comply with clinical trial requirements and complete those steps that are customarily taken in the applicable jurisdictions to comply with governmental and quasi-governmental regulation. In the future, we expect to continue to rely on distributors in this manner in those countries where we continue to market and sell our products through them. Failure to satisfy these foreign regulations would impact our ability to sell our products in these countries and could cause our business to suffer. There can be no assurance that we will be able to obtain or maintain the required regulatory approvals in these countries.

Our products are regulated in the European Union under the European Medical Devices Directive (93/42/EEC). In order to market our medical devices in the European Union, we are required to obtain CE mark certification, which denotes conformity to the essential requirements of the Medical Devices Directive.

We have received CE mark certification to sell all of our products. Currently, we are awaiting revised CE mark certificates from our Notified Body for certain products the manufacturing of which has been transferred to our Burlington, Massachusetts facility. A Notified Body is an independent third party designated by governmental authorities to assess conformity with the Medical Devices Directive.

There can be no assurance that we will be able to obtain a CE mark for new products in the future or for modifications to our existing products or in the manufacturing of our products, and obtaining a CE mark may involve a significant amount of time and expense, stringent clinical and preclinical testing, or modification of our products, or result in limitations being placed on the use of our products in order to obtain approval.

Maintaining a CE mark is contingent upon our continued compliance with applicable European medical device requirements, including limitations on advertising and promotion of medical devices and requirements governing the handling of adverse events. There can be no assurance that we will be successful in maintaining the CE mark for any of our current products. In particular, adverse event reporting requirements in the European Union mandate that we report incidents which led to death or serious deterioration in health, or incidents that could have led to death or serious deterioration in health. Under certain circumstances, we could be required to initiate a recall or removal of our product from the market in order to address product deficiencies or malfunctions. Any recall of our products may harm our reputation with customers and divert managerial and financial resources.

Failure to receive or maintain approval would prohibit us from selling these products in member countries of the European Union, and would require significant delays in obtaining individual country approvals. If we do not receive or maintain these approvals, our business could be harmed.

Our manufacturing facilities are subject to periodic inspection by European regulatory authorities and Notified Bodies, and we must demonstrate compliance with the Medical Devices Directive. Any failure by us to comply with European requirements in this regard may entail our taking corrective action, such as modification of our policies and procedures. In addition, we may be required to cease all or part of our operations for some period of time until we can demonstrate that appropriate steps have been taken. There can be no assurance that we will be found in compliance with such standards in future audits. Our failure to comply may have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

While we do not control referrals of healthcare services, and we do not receive payments directly from Medicare, Medicaid or other third-party payors, healthcare laws and regulations apply broadly and may apply to our business. We could be subject to healthcare fraud and patient privacy regulation by the federal government, the states and the international jurisdictions in which we conduct our business. The regulations that may affect our ability to operate include:

•	the federal healthcare programs Anti-Kickback Statute, which constrains, among other things, our marketing practices, educational programs, pricing and discounting policies and relationships with healthcare providers by prohibiting persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing, recommending, furnishing or arranging for an item or service, for which payment may be made under a federal healthcare program such as the Medicare or Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us, because we provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to health care matters and which also imposes regulatory and contractual requirements relating to the privacy, security and transmission of individually identifiable health information;

•

state laws analogous to each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by non-governmental third-party payors, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts;

•	federal physician self-referral prohibitions, such as The Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral law or the Stark law, which under certain circumstances prohibit physicians from referring patients for services paid for by Medicare or Medicaid to any entity in which the physician or an immediate family member has an ownership, compensation or other financial interest, unless a specific statutory or regulatory exception applies; and

•	international regulations similar in nature and scope to the above-referenced requirements, including the European Union directive on data privacy, which imposes restrictions on the collection, use, disclosure and processing of personal data.

While we believe that our present and past operations are and have been compliant in all material respects with the laws and regulations described above, there can be no assurance that we will not be found to be, or found to have been, in violation of any of such laws or regulations and as a result we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, or curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws or regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Compliance with environmental laws and regulations could be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our manufacturing operations and our research and development programs involve the use of hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, and remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations produce biological waste materials, such as human and animal tissue, and waste solvents, such as isopropyl alcohol. Regulatory authorities permit these operations, and the resulting waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations is expensive and non-compliance could result in substantial liabilities, which could exceed our insurance coverage. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation.

We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

Inadequate levels of reimbursement from governmental or other third-party payors for procedures using our products may cause our net sales to decline.

Sales of our products depend in part on the reimbursement by governmental and private healthcare payors to our hospital and physician customers or their patients for the purchase and use of our products. In the United States, healthcare providers that purchase our products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of procedures. Any delays in obtaining, or an inability to obtain, payor coverage and reimbursement for our products or the services in which our products are used could have a material adverse effect on our business. In addition, if the reimbursement policies of domestic or foreign governmental or private healthcare payors change, our customers would likely change their purchasing patterns or the frequency of their purchases of the affected products.

Changes in healthcare systems in the United States or elsewhere could adversely affect the demand for our products, as well as the way we conduct business. Third-party payors have adopted, and are continuing to adopt, a number of healthcare policies intended to curb rising healthcare costs. These policies include:

•	controls on government-funded reimbursement for healthcare services and price controls on medical products and services providers;

•	limitations on coverage and reimbursement for new medical technologies and procedures; and

•	the introduction of managed care or prospective payment systems in which healthcare providers contract to provide comprehensive healthcare for a fixed reimbursement amount per person or per procedure.

We are unable to predict whether federal, state or local healthcare reform legislation or regulation, or private payor policies, affecting our business may be proposed or enacted in the future, or what effect any such legislation, regulation or policies would have on our business. Any such legislation, regulation or policies that affect the coverage and reimbursement of our current or future products, or the procedures utilizing our current or future products, could cause our net sales to decline.

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments within a given period. These systems are subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as those in the United States. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, sales of our products outside of the United States may decrease and we may fail to achieve or maintain significant non-U.S. sales.

Risks Related to Intellectual Property

If we fail to adequately protect our intellectual property rights, or prevent use of our intellectual property by third parties, we could lose a significant competitive advantage and our business may suffer.

Our success depends in part on obtaining, maintaining and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing on the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. These measures may only afford limited protection and may not:

•	prevent our competitors from duplicating our products;

•	prevent our competitors from gaining access to our proprietary information and technology; or

•	permit us to gain or maintain a competitive advantage.

The issuance of a patent is not conclusive as to its validity or enforceability. Any patents we have obtained or will obtain in the future might also be invalidated or circumvented by third parties. In addition, our pending patent applications may not issue as patents or, if issued, may not provide commercially meaningful protection, as competitors may be able to design around our patents to produce alternative, non-infringing designs. Should such challenges to our patents be successful, competitors might be able to market products and use manufacturing processes that are substantially similar to ours. Additionally, we may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We have a policy of requiring key employees and consultants and corporate partners with access to trade secrets or other confidential information to execute confidentiality agreements. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during the course of their engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions.

In addition, the laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize similar technologies, which could result in a decrease in our sales and market share.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs, and we may have to redesign or discontinue selling the affected product.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights, and we cannot assure you that our products or methods do not infringe the patents or other intellectual property rights of third parties. Prior to launching major new products in our key markets, we typically evaluate existing intellectual property rights. However, our competitors may also have filed for patent protection that is not as yet a matter of public knowledge or claim trademark rights that have not been revealed through our availability searches. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties for past use of the asserted intellectual property;

•	harm our reputation;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, which may not be possible and could be costly and time consuming if it is possible to do so at all;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management and key personnel from other tasks important to the success of our business; or

•	result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

It is also possible that one of our competitors could claim that our manufacturing process violates an existing patent. If we were unsuccessful in defending such a claim, we may be forced to stop production at our manufacturing facility.

In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced. If our business is successful, the possibility may increase that others will assert infringement claims against us.

In addition, we may become subject to interference proceedings conducted in the United States Patent Office or opposition proceedings conducted in foreign patent offices challenging the priority of invention or the validity of our patents. For example, Boston Scientific Corporation initiated opposition proceedings in 2005 and 2006, respectively, in the European Patent Office to oppose the Company’s granted European patent number 1,202,682, or the 682 patent, related to an ePTFE intraluminal device such as certain of our EndoFit stent grafts, and to oppose the Company’s granted European patent number 1,148,838, or the 838 patent, related to an ePTFE vascular prosthesis such as certain of our EndoFit stent grafts. Depending on the course of the opposition proceedings, the granted patent claims in the 682 patent will be amended or may be cancelled while the 838 patent may survive unamended, may be amended or may be cancelled. We can not assure you that we will be successful in defending these oppositions.

We may become involved in lawsuits and administrative proceedings to protect, defend or enforce our patents that would be expensive and time consuming.

In order to protect or enforce our patent rights, we may initiate patent litigation or interference or opposition proceedings against third parties in the United States or in foreign countries. The defense of intellectual property rights, including patent rights through lawsuits, interference or opposition proceedings, and other legal and administrative proceedings can be costly and can divert our technical and management personnel from their normal responsibilities. Such costs increase our operating losses and reduce our resources available for development activities. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, during the course of this kind of litigation and despite protective orders entered by the court, confidential information may be inadvertently disclosed in the form of documents or testimony in connection with discovery requests, depositions or study testimony. This disclosure could materially adversely affect our business and financial results.

If we fail to observe the terms of our agreements with third-party patent holders, including our agreement with Bard Peripheral Vascular, Inc., we may lose the ability to manufacture, market or sell some of our products. Our arrangement with Bard also precludes us from assigning the agreement to a third party, including in connection with the sale of more than 30% of our capital stock or all or substantially all of our assets, without the prior consent of Bard.

Certain aspects of our products are the subject of patents held by third parties. We manufacture, market and sell these products pursuant to license agreements with these third parties. These arrangements require us to pay royalties, typically determined as a percentage of our net sales for the underlying product. If we fail to make these payments or otherwise fail to observe the terms of these agreements, we may lose our ability to sell these products. For example, we manufacture, market and sell our EndoFit Aortic Stent Graft pursuant to a sublicense we receive from Bard Peripheral Vascular, Inc., a subsidiary of C.R. Bard, Inc., to a U.S. patent covering aspects of ePTFE. Our arrangement with Bard precludes us from assigning the agreement to a third party, including in connection with the sale of more than 30% of our capital stock or all or substantially all of our assets, without the prior consent of Bard. The loss by us of our right to manufacture, market and sell our EndoFit Aortic Stent Graft could adversely affect our business and results of operations, perhaps materially.

Risks Related to Our Common Stock and this Offering

We have broad discretion in the use of proceeds from this offering.

We intend to use the net proceeds of this offering to repay our outstanding indebtedness and to pay other amounts due to Brown Brothers, to finance our working capital needs, including the hiring of additional sales personnel, the funding of our clinical studies and the expansion of our manufacturing and research and development capabilities, and for general corporate purposes. We may also use a portion of our net proceeds to acquire complementary products, technologies or businesses. See “Use of Proceeds.” Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

There is no public market for our common stock, and an active trading market may not develop or be sustained after this offering is completed.

Before this offering there was no public market for shares of our common stock. An active trading market may not develop or be sustained following completion of this offering. The initial public offering price of the shares offered by this prospectus will be determined by negotiations between us and representatives of the underwriters. The price may bear no relationship to the price at which our common stock will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, or SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	developments regarding our patents or proprietary rights or those of our competitors;

•	our inability to raise additional capital;

•	public concern as to the safety or efficacy of our products;

•	changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us, our directors, officers or principal stockholders; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s attention and resources that would otherwise be used to benefit the future performance of our business.

Our quarterly operating results are volatile, which may cause our stock price to decline.

Our quarterly results of operations have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, many of which are outside of our control, including:

•	changes in our ability to obtain products and product components that are manufactured for us by third parties, as well as variations in prices of these products and product components;

•	delays in the development or commercial introduction of new versions of our products or components we use in our products;

•	our ability to attain and maintain production volumes and quality levels for our products and product components;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	changes in the demand for our products;

•	changes in the mix of products we sell;

•	strategic actions by us, such as acquisitions of additional businesses, products or technologies;

•	delays in obtaining regulatory clearance for new versions of our products;

•	increased product and price competition;

•	changes in the availability of third-party reimbursement for our products;

•	the loss of key sales personnel or distributors; and

•	seasonality in the sales of our products.

Due to the factors summarized above, we do not believe that period-to-period comparisons of our results of operations are necessarily meaningful, or should necessarily be relied upon to predict future results of operations. Also, it is possible that in future periods, our results of operations may not meet the expectations of investors or analysts or any published reports or analyses regarding LeMaitre Vascular. In that event, the price of our common stock could decline.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our directors, officers and principal stockholders holding more than 5% of our common stock collectively will control approximately 49.4% of our outstanding common stock, assuming the exercise of all options held by such persons and without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, would be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

Future sales of our common stock in the public market could lower our share price.

We and our existing stockholders may sell additional shares of common stock into the public markets after this offering. We may also issue convertible equity or debt securities to raise capital in the future. After the consummation of this offering, we will have 15,772,064 shares of common stock outstanding. Substantially all of the 9,772,064 shares held by our existing stockholders, which represents approximately 62% of our total outstanding shares immediately after this offering, will be restricted from immediate resale under the “lock-up” agreements between all of our current stockholders and the underwriters described in “Underwriting,” but may be sold into the market after those “lock-up” restrictions expire or if they are waived by Goldman, Sachs & Co. in its sole discretion. The shares subject to the “lock-up” restrictions will generally become available for sale at various times following the expiration of the lock-up agreements, which, subject to extension in certain circumstances, is 180 days after the date of this prospectus, subject to volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

Upon consummation of this offering, Housatonic Partners will have piggyback registration rights which entitles them to notice of registration of our securities under the Securities Act for our own account or the account of any other holder and to include shares of our common stock owned by them into a registration statement under the Securities Act covering the resales of its shares any time after the date that is 180 days after the date of this prospectus, subject to extension in certain circumstances. These shares will represent approximately 8.1% of our outstanding common stock, or 1,274,620 shares, upon consummation of this offering.

In addition, after this offering, we also intend to register 2,516,983 shares of common stock for future issuance under our equity incentive plans. As of September 30, 2006, options to purchase 1,536,983 shares of common stock will be issued and outstanding, 948,089 of which would have been immediately exercisable as of September 30, 2006.

Future acquisitions that we make may be dilutive to our current stockholders.

Following this offering, we intend to pursue the acquisition of complementary products, technologies or businesses, and in connection with these acquisitions we may use substantial portions of our available cash or make dilutive issuances of securities. In addition, an acquisition could impair our operating results by causing us to incur debt or requiring us to recognize acquisition expenses or amortize, depreciate or impair acquired assets. This debt would be senior to our outstanding shares of capital stock, including the shares of common stock offered in this initial public offering, upon our liquidation.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002 as well as other federal and state laws. These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by December 31, 2007, the deadline for such compliance, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Global Market. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets, and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and the Nasdaq Global Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share of our common stock will exceed the net tangible book value per share of our common stock immediately after this offering. Accordingly, based on an assumed initial offering price of $9.00 per share, if you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $5.52 per share. If the holders of outstanding options for our common stock exercise these options in the future, you will incur further dilution. See “Dilution.”

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our restated certificate of incorporation and restated bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our restated certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

After this offering, we will also be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

We do not expect to pay cash dividends in the foreseeable future, and any return on investment may be limited to the value of our stock.

We do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant and may also be restricted by contractual agreements. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. You should not rely on the content of these reports in making decisions regarding the purchase or sale of our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future net sales, projected costs, projected expenses, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial conditions:

•	the unpredictability of our quarterly net sales and results of operations;

•	the ability to keep pace with a rapidly evolving marketplace and to develop or acquire and then successfully market new and enhanced products;

•	a highly competitive market for medical devices;

•	the effect of a disaster at our manufacturing facility;

•	loss of any significant suppliers, especially sole-source suppliers;

•	our inability to adequately grow our operations and attain sufficient operating scale;

•	our inability to obtain adequate profit margins;

•	our inability to effectively protect our intellectual property and not infringe on the intellectual property of others;

•	possible product liability lawsuits and product recalls;

•	inadequate levels of third-party reimbursement to healthcare providers;

•	our ability to initiate, complete or achieve favorable results from clinical studies for our products;

•	our ability to obtain and maintain U.S. and foreign regulatory clearance for our products and our manufacturing operations;

•	our inability to raise sufficient capital when necessary or at satisfactory valuations;

•	loss of key personnel; and

•	other factors discussed elsewhere in this prospectus.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $47.4 million, based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 would increase (decrease) the net proceeds to us from this offering by $5.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ overallotment option is exercised in full, we estimate the net proceeds payable to us will be approximately $54.9 million.

We currently estimate that of the net proceeds we receive from this offering we will spend approximately $4.37 million to repay outstanding indebtedness to Brown Brothers. This includes the following amounts outstanding as of September 30, 2006:

•	approximately $0.77 million in aggregate principal and interest under a first term loan with Brown Brothers;

•	approximately $2.50 million in aggregate principal and interest under a second term loan with Brown Brothers; and

•	approximately $1.10 million in aggregate principal and interest under our revolving line of credit with Brown Brothers.

Our first term loan with Brown Brothers currently bears interest at 8.75% per annum, matures on April 11, 2008, and may be prepaid in whole or in part without penalty. Our second term loan with Brown Brothers currently bears interest at 10.00% per annum, matures on September 30, 2008 and must be repaid in full with the proceeds of this offering. We entered into our second term loan in September 2006, and used the proceeds to pay costs associated with this offering and, to a lesser degree, for working capital purposes.

Our revolving line of credit currently bears interest at 8.25% per annum and matures upon the earlier of demand and acceleration by Brown Brothers following the occurrence of an event of default or February 6, 2008. The revolving line of credit may be prepaid in whole or in part without penalty. We used the proceeds we received from this revolving line of credit during the past year to pay $0.2 million on June 2, 2006 in partial consideration of our acquisition of the AnastoClip product line and related operations from Tyco Healthcare Group L.P. and $0.2 million on May 26, 2006 in partial consideration of our acquisition of certain business assets and operations and assumed liabilities of Credent Limited and Credent Vascular Technologies Limited, as further described in our consolidated financial statements appearing elsewhere in this prospectus. The remainder of these proceeds were used primarily to pay costs associated with this offering and, to a lesser degree, for working capital purposes.

In addition, we currently estimate we will use the net proceeds we receive from this offering to pay a fee payable upon completion of this offering to Brown Brothers. This fee is equal to 7.5 basis points, or 0.075%, of the pre-public offering valuation of LeMaitre Vascular at the execution of the public offering. Based on the assumed initial public offering price of $9.00 per share, we estimate that this fee will equal approximately $66,000. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We intend to use the remainder of our net proceeds to finance our working capital needs, including the hiring of additional sales personnel, the funding of our clinical studies and the expansion of our manufacturing and research and development capabilities, and for general corporate purposes. We may also use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so.

This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds. See “Risk Factors—Risks Related to Our Common Stock and this Offering—We have broad discretion in the use of proceeds from this offering.”

Pending these uses, we intend to invest our net proceeds from this offering primarily in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We currently intend to retain any future earnings to fund the operation, development and expansion of our business, and therefore we do not anticipate paying cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect:

o	the conversion of all of our outstanding preferred stock into 1,274,620 shares of our common stock upon the closing of this offering;

o	the reclassification of $6.8 million of common stock awards subject to repurchase from temporary equity to additional paid-in capital due to termination of repurchase features upon completion of this offering; and

•	on a pro forma as adjusted basis to further reflect:

o	the receipt by us of net proceeds of $47.4 million from the sale of the 6,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $9.00 per share, less underwriting discounts and commissions and estimated offering expenses payable by us (of which $2.1 million of offering expenses were paid or accrued as of September 30, 2006); and

o	the use by us of approximately $4.4 million to repay our outstanding indebtedness and to pay other amounts due to Brown Brothers as described under “Use of Proceeds.”

You should read this information together with our consolidated financial statements, the financial statements of Endomed and the related notes to these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2006
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data) (unaudited)
Total debt:
Revolving credit facility	$1,075	$1,075	$—
Term notes	3,256	3,256	—
Capital leases	51	51	51

Total	4,382	4,382	51

Common stock awards subject to repurchase feature	6,769	—	—

Stockholders’ equity:
Preferred stock, $0.01 par value, 1,500,000 shares authorized, 74,353 shares designated as Series A convertible, 63,731 shares issued and outstanding, actual, and 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	2,191	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized, 8,497,444 shares issued and outstanding, actual, and 100,000,000 shares authorized, 9,772,064 and 15,772,064 shares issued and outstanding, pro forma and pro forma as adjusted, respectively	85	98	158
Additional paid-in capital(1)	18,417	27,364	74,715
Accumulated deficit	(9,272)	(9,272)	(9,272)
Accumulated other comprehensive loss	38	38	38

Total stockholders’ equity(1)	11,459	18,228	65,639

Total capitalization(1)	$22,610	$22,610	$65,689

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $5.6 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus, of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of September 30, 2006 was $0.7 million. Our pro forma as adjusted net tangible book value per share set forth below represents our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of our common stock outstanding on September 30, 2006, and assumes the conversion of all of our outstanding preferred stock into shares of our common stock immediately prior to the closing of this offering.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at the assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $54.8 million. This amount represents an immediate increase in pro forma net tangible book value of $2.72 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $5.52 per share to new investors purchasing shares of our common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share of common stock		$9.00
Historical net tangible book value per share as of September 30, 2006	$0.08
Increase per share due to assumed conversion of preferred stock and extinguishment of repurchase rights	0.68

Pro forma net tangible book value per share as of September 30, 2006	0.76
Increase per share attributable to this offering	2.72

Pro forma as adjusted net tangible book value per share after the offering		3.48

Dilution per share to new investors		$5.52

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.35 per share and the dilution in pro forma net tangible book value to new investors by $0.65 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, on a pro forma as adjusted basis, as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	9,772,064	62.0%	$20,694,000	27.7%	$2.12
New investors	6,000,000	38.0%	54,000,000	72.3%	$9.00

Total	15,772,064	100.0%	$74,694,000	100.0%	$4.74

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price paid by all stockholders by $6.0 million, $6.0 million, and $0.38, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and without deducting underwriting discounts and commissions and other expenses of the offering.

The foregoing tables and calculations are based on shares of our common stock outstanding as of September 30, 2006 after giving effect to the conversion of all of our shares of preferred stock into 1,274,620 shares of common stock upon completion of this offering, and excludes 1,536,983 shares of common stock issuable upon exercise of outstanding stock options at September 30, 2006 with a weighted-average exercise price of $6.11 per share.

To the extent that outstanding options are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of September 30, 2006, the net tangible book value per share after this offering would be $3.71 and total dilution per share to new investors would be $5.29.

If the underwriters exercise their overallotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 58.6% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 6,900,000, or approximately 41.4% of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the financial statements of Endomed, Inc. and the related notes to these consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our consolidated financial statements, which are included elsewhere in this prospectus, and have been audited by Ernst & Young LLP, an independent registered public accounting firm, as indicated in their report. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002, and the consolidated balance sheet data at December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of September 30, 2006 and the selected consolidated statements of operations data for nine months ended September 30, 2005 and 2006 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments that management considers necessary for a fair presentation of the financial information set forth in those statements. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods.

	Year ended December 31,					Nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$12,550	$17,364	$20,664	$26,183	$30,727	$22,851	$25,871
Cost of sales	4,833	6,080	6,208	7,780	8,927	6,506	7,205

Gross profit	7,717	11,284	14,456	18,403	21,800	16,345	18,666

Operating expenses:
Sales and marketing	4,223	5,592	7,252	9,654	10,960	8,325	10,639
General and administrative	2,914	3,564	4,530	5,037	6,405	4,700	5,050
Research and development	862	1,295	2,265	2,120	3,015	2,455	2,586
Restructuring charges	—	—	733	435	998	998	231
Impairment charge	—	—	—	—	—	—	406

Income (loss) from operations	(282)	833	(324)	1,157	422	(133)	(246)

Other income (expense):
Interest income	26	5	3	9	4	4	1
Interest expense	(254)	(154)	(144)	(137)	(182)	(150)	(276)
Foreign currency gain (loss)	(23)	311	191	169	(217)	(168)	162
Other (expense) income	(69)	(34)	(22)	(57)	551	603	(10)

Income (loss) before income taxes	(602)	961	(296)	1,141	578	156	(369)
Benefit (provision) for income taxes	(3)	(478)	74	(214)	(523)	(142)	(129)

Net income (loss)	$(605)	$483	$(222)	$927	$55	$14	$(498)

Net income (loss) per share available for common shareholders:
Basic	$(0.08)	$0.06	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Diluted	$(0.08)	$0.05	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Weighted-average shares outstanding:
Basic	7,160	7,291	7,525	7,941	8,246	8,301	8,497

Diluted	7,160	7,693	7,525	8,354	8,701	8,771	8,497

	As of December 31,						As of September 30, 2006
	2001		2002	2003	2004	2005
							(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, equivalents and short-term investments	$517		$337	$559	$1,024	$ 817	$453
Current assets	5,866		5,936	7,029	9,102	10,817	12,073
Total assets	12,162		12,718	16,894	20,501	25,068	27,649

Revolving line of credit and current portion of long-term debt	670		932	522	432	1,142	1,507
Current liabilities (excluding revolving line of credit and current portion of long-term debt)	3,147		2,362	2,977	3,374	3,953	4,353
Long-term liabilities	1,227		1,400	3,121	1,882	1,437	3,561
Total liabilities	5,044		4,694	6,620	5,688	6,532	9,421

Common stock awards subject to repurchase feature	—		—	—	—	—	6,769	(3)

Redeemable convertible preferred stock	5,407	(1)	—	—	—	—	—
Total stockholders’ equity	1,710	(2)	8,024	10,274	14,813	18,536	11,459

(1)	Until July 12, 2002, the Company’s Series A Convertible preferred stock included a redemption feature at fair market value. Accordingly, the carrying value at December 31, 2001 was based on fair value. On July 12, 2002, the redemption feature was cancelled in exchange for 113,798 shares of common stock. Upon completion of the exchange, the excess of fair value over the stated value of the preferred stock was reclassified to stockholders’ equity.
(2)	Excludes the value of redeemable convertible preferred stock of $5,407 as of December 31, 2001.
(3)	Represents the impact of the adoption of SFAS No. 123R and Accounting Series Release No. 268, or ASR 268, with respect to the redemption feature of certain common stock awards. See Note 9 to our consolidated financial statements appearing elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with our consolidated financial statements, the financial statements of Endomed, Inc., the related notes to these financial statements and other financial information included elsewhere in this prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We are a medical device company that develops, manufactures and markets medical devices for the treatment of peripheral vascular disease. Our principal product offerings are sold throughout the world, primarily in the United States, the European Union and, to a lesser extent, Japan. We estimate that the annual worldwide market addressed by our nine current product lines exceeds $500 million and that the annual worldwide market for all peripheral vascular devices exceeds $3 billion and is growing at 8% per year. We have used acquisitions as a primary means of further accessing the larger peripheral vascular device market, and we expect to continue to pursue this strategy in the future. We currently manufacture all of our product lines in our Burlington, Massachusetts headquarters.

Our products are used by vascular surgeons who treat peripheral vascular disease through both open surgical methods as well as more recently adopted endovascular techniques. In contrast to interventional cardiologists and interventional radiologists, neither of whom are certified to perform open surgical procedures, vascular surgeons can perform both open surgical and minimally invasive endovascular procedures, and are therefore uniquely positioned to provide patients with a wider range of treatment options.

Due to these trends, we believe that the purchasing volume of the vascular surgeon will increase. We believe that the changing product needs of the vascular surgeon present us with attractive opportunities to sell new devices. As a result, we have sought out and acquired new products and businesses that address these needs, such as our acquisition of the EndoFit Aortic Stent Graft product line and related operations in 2005 and our acquisition of the AnastoClip Vessel Closure System product line and related operations in 2004.

Since 1998, when we initiated a strategic plan to accelerate our growth, our net sales have increased at a compound annual growth rate of 34%, including acquisitions, from net sales of $4.0 million for the year ended December 31, 1998 to net sales of $30.7 million for the year ended December 31, 2005. We currently offer nine product lines across three product categories. We also attribute our sales growth to the expansion of our direct sales force, conversion of the United States and certain European markets from a distributor sales model to a direct sales model, sales of newly acquired products and the higher selling prices of these newly acquired products. Prior to September 2005, we also derived a limited amount of revenue from manufacturing devices under private label, although we have discontinued nearly all of these activities.

We evaluate the sales performance of our various product lines utilizing criteria that varies based upon the position of each product line in its expected life cycle. For established products, such as our Pruitt-Inahara Carotid Shunt product line, we typically review unit sales and selling prices. For more recently introduced products, such as our EndoFit Aortic Stent Graft, we typically focus instead upon new account generation and customer retention.

We have historically used cash generated from the sales of our established products to fund research and development initiatives, clinical studies and the expansion of our worldwide sales force.

This strategy has limited our reliance on outside equity capital. From 1998 to 2005, we raised $16.4 million of equity capital in a series of financing rounds.

Our business opportunities include the following:

•	the continued expansion of our sales force in the United States, the European Union and Japan;

•	the addition of complementary products through further acquisitions; and

•	the introduction of our products in new markets upon achievement of regulatory approvals in these markets.

We are currently pursuing each of these opportunities and believe that the proceeds from this offering will better enable us to do so.

These opportunities are balanced by several challenges, such as the penetration of our product offerings in current and new markets, the recruitment and retention of key employees and competition from other products and techniques. In addition, our clinical studies may not succeed, our established products may be overtaken by new technologies, and we may not successfully compete against companies which possess substantially greater resources. Furthermore, our results of operations may suffer if we are unable to identify, negotiate, complete and integrate suitable acquisitions.

To address these risks, we will seek to expand our sales and marketing efforts, continue to pursue research and development as well as acquisition opportunities to expand our product offerings and further fund our clinical studies.

To assist us in evaluating our business strategies, we regularly monitor long-term technology trends in the peripheral vascular device market. Additionally, we consider the information obtained from discussions with the surgeon community in connection with the demand for our products, including potential new product launches. We also use this information to help determine our competitive position in the peripheral vascular device market and our manufacturing capacity requirements.

The following tables set forth, for the periods indicated, our net sales from each of our three product categories and from the manufacture of private label products, and our net sales by geographic region, each expressed in dollar amounts and as a percentage of total net sales.

	Year ended December 31,						Nine months ended September 30,
	2003		2004		2005		2005		2006
	$	%	$	%	$	%	$	%	$	%
	(unaudited)
	(dollars in thousands)
Net Sales by Product Category:
Endovascular & Dialysis Access	$1,564	8%	$3,340	13%	$6,774	22%	$4,668	20%	$7,260	28%
Vascular	15,168	73	18,233	70	19,654	64	14,815	65	15,702	61
General Surgery	3,286	16	3,682	14	3,600	12	2,702	12	2,909	11

Branded product sales	20,018	97	25,255	97	30,028	98	22,185	97	25,871	100
Private Label	646	3	928	3	699	2	666	3	—	0

Total net sales	$20,664	100%	$26,183	100%	$30,727	100%	$22,851	100%	$25,871	100%

Net Sales by Geography:
U.S. and Canada	$14,093	68%	$17,689	68	$20,056	65%	$15,023	65%	$16,595	64%
Rest of World	6,571	32	8,494	32	10,671	35	7,828	35	9,276	36

Total net sales	$20,664	100%	$26,183	100%	$30,727	100%	$22,851	100%	$25,871	100%

In April 2003, we acquired the Expedial Vascular Access Graft product line from Credent Limited, a UK company, for total consideration of $1.9 million. At the time of the acquisition, the Expedial Vascular Access Graft had already received a CE mark and was being sold in the European Union and other foreign jurisdictions. In May 2004, we commenced a clinical study in the United States to collect data to submit to the FDA in support of 510(k) clearance for this device. This clinical study was designed to establish substantial equivalence to grafts manufactured using ePTFE for effectiveness in maintaining blood flow through the graft. In July 2006, we received preliminary data from the clinical study conducted for the period from April 8, 2004 to June 28, 2006 suggesting that the device may not compare favorably to ePTFE grafts in this regard. There were no significant safety issues identified in the preliminary data collected in the clinical study. As a result of our review of the clinical study results and less than planned sales in Europe, we decided to forego further enrollment in the clinical study and cease the production and sale of this device. As a result, the Company recognized non-cash charges to operations of $0.7 million as of June 30, 2006. Net sales of this device were approximately $230,000, $393,000 and $356,000 for the years ended December 31, 2003, 2004 and 2005, respectively, and approximately $154,000 and $57,000 for the nine months ended September 30, 2005 and 2006, respectively. In October 2006, we sold certain manufacturing equipment, inventory and intellectual property related to our Expedial Vascular Access Graft product line to CardioTech International, Inc. for total consideration of $350,000 plus a five percent royalty on CardioTech’s net sales of its CardioPass brand coronary artery bypass graft for a period of five years following the first commercial sale of a CardioPass graft. The CardioPass graft is not yet in clinical trials and there can be no assurance that it will ever be commercialized. We expect to recognize a gain during the fourth quarter of approximately $0.3 million from the sale of these assets.

We sell our products primarily through a direct sales force. As of September 30, 2006, our sales force was comprised of 49 sales professionals in the United States, the European Union and Japan. We also sell our products through a network of distributors in various countries outside of the United States and Canada. For the twelve month period September 30, 2006, approximately 83% of our net sales were generated through direct sales to hospitals, and no customer accounted for more than approximately 4% of our net sales.

Our worldwide headquarters are located in Burlington, Massachusetts. Our international operations are headquartered in Sulzbach, Germany. We also have a sales office located in Tokyo, Japan.

Sales and Expense Components

The following is a description of the primary components of our net sales and expenses.

Net sales.    We derive our net sales from the sale of our products, less discounts and returns. Most of our sales are generated by our direct sales force and are shipped and billed to hospitals or clinics throughout the world. In countries where we do not have a direct sales force, sales are primarily generated by shipments to distributors who, in turn, sell to hospitals and clinics. In those limited cases where our products are held on consignment at a hospital or clinic, we generate sales at the time the product is used in surgery rather than at shipment.

Cost of sales.    We manufacture nearly all of the products that we sell. Our cost of sales consists primarily of manufacturing personnel, raw materials and components, depreciation of property and equipment and other allocated manufacturing overhead, as well as freight expense we pay to ship products to customers.

Sales and marketing.    Our selling and marketing expense consists primarily of salaries, commissions, travel and entertainment, attendance at medical society meetings, training programs, advertising and product promotions, direct mail and other marketing costs.

General and administrative.    General and administrative expense consists primarily of executive, finance and human resource expense, legal and accounting fees, information technology expense and insurance expense.

Research and development.    Research and development expense includes costs associated with the design, development, testing, enhancement and regulatory approval of our products. It also includes costs associated with design and execution of clinical studies and regulatory submissions, and costs to register, maintain and defend our intellectual property.

Restructuring.    Restructuring expense includes costs directly associated with closing plant facilities to consolidate our manufacturing operations and other moving expenses. These costs relate to lease termination expenses, severance and retention costs for terminated employees and other expenses associated with restructuring our operations.

Other income (expense).    Other income (expense) primarily includes costs of interest income (net) from loans from Brown Brothers, foreign currency gains (losses) and other miscellaneous gains (losses).

Income tax expense.    We are subject to income taxes for earnings generated in the United States, which includes the results of our operations in Japan and, until 2005, our operations in the United Kingdom, and our separately taxable income of our wholly-owned German subsidiary. Our consolidated tax expense is affected by the mix of our taxable income (loss) between the United States and Germany and the level of our research and development credits earned in the United States.

Results of Operations

Comparison of the Nine Months Ended September 30, 2006 to the Nine Months Ended September 30, 2005

The following table sets forth, for the periods indicated, our results of operations and the change between the specified periods expressed as percent increase or decrease:

	Nine months ended September 30,		Percent change
	2005	2006
	(unaudited)
	(in thousands)
Net sales	$22,851	$25,871	13.2%
Cost of sales	6,506	7,205	10.7

Gross profit	16,345	18,666	14.2

Operating expenses:
Sales and marketing	8,325	10,639	27.8
General and administrative	4,700	5,050	7.4
Research and development	2,455	2,586	5.3
Restructuring charges	998	231	(76.9)
Impairment charge	0	406	NM

Income (loss) from operations	(133)	(246)	NM

Other income (expense):
Interest income	4	1	(75.0)
Interest expense	(150)	(276)	84.0
Foreign currency (loss) gain	(168)	162	NM
Other income (expense)	603	(10)	NM

Income (loss) before income taxes	156	(369)	NM
Provision for income taxes	(142)	(129)	(9.2)

Net income (loss)	$14	$(498)	NM %

(1)	NM means percent change not meaningful.

Net sales.    Net sales increased 13.2% to $25.9 million for the nine months ended September 30, 2006 from $22.9 million for the nine months ended September 30, 2005. Sales in our endovascular and dialysis access product category increased by 55.5% over the same period in the previous year, while sales in our vascular and general surgery product categories grew by 6.0% and 7.7%, respectively, over the same period in the previous year. Sales growth was driven primarily by increased unit sales of our EndoFit Aortic Stent Graft, AnastoClip Vessel Closure System, VascuTape Radiopaque Tape and Expandable LeMaitre Valvulotome product lines and higher average selling prices across nearly all product categories, and was offset partially by a decline in private label revenues from $0.7 million to zero dollars, as we have discontinued nearly all of our private label manufacturing activities. Increased unit sales were primarily driven by the expansion of our selling organization, an increase in our direct mail marketing efforts, and the increased adoption of our EndoFit Aortic Stent Graft in Germany. Increased list prices on selected products and our increased sales in Japan contributed to higher average selling prices across several of our product lines. Changes in foreign currency rates negatively impacted net sales by $0.1 million for the nine months ended September 30, 2006, as compared to the same period in the previous year. We expect our sales mix to continue to shift toward our endovascular and dialysis access product category.

Net sales by geography.    Net sales in the United States and Canada increased 10.5% to $16.6 million for the nine months ended September 30, 2006 compared to $15.0 million for the nine months ended September 30, 2005. Net sales outside of the United States and Canada increased 18.5% to $9.3 million for the nine months ended September 30, 2006 compared to $7.8 million for the nine months ended September 30, 2005. Direct net sales represented 61.6% of the total net sales outside of the United States and Canada for the nine months ended September 30, 2006 and increased by 23.3% over the nine months ended September 30, 2005. Sales to distributors represented 38.4% of the total net sales outside of the United States and Canada for the nine months ended September 30, 2006 and increased by 11.5% over the nine months ended September 30, 2005.

Gross profit.    Gross profit increased 14.2% to $18.7 million for the nine months ended September 30, 2006 from $16.3 million for the nine months ended September 30, 2005. This gross profit increase primarily was driven by higher average selling prices across nearly all product categories as well as reduced cost of sales, which resulted from the consolidation of manufacturing operations to our Burlington, Massachusetts facilities in 2005. This gross profit increase was offset partially by a $0.3 million inventory write-down related to our decision to cease the production and sale of our Expedial Vascular Access Graft product line. We expect that gross profit margins may continue to exceed 2005 levels due to expected efficiency improvements from manufacturing initiatives and other economies of scale; however, there can be no assurance that gross profit margins will continue to improve, and future gross margins could be negatively impacted by any possible future acquisitions.

Sales and marketing.    Sales and marketing expense increased 27.8% to $10.6 million for the nine months ended September 30, 2006 from $8.3 million for the nine months ended September 30, 2005. This increase was driven primarily by increased compensation expense resulting from the increased size of, and compensation to, our sales force, as well as expanded marketing of our AnastoClip Vessel Closure System, VascuTape Radiopaque Tape and Expandable LeMaitre Valvulotome product lines. As of September 30, 2006, we employed 36 direct sales representatives and ten direct sales managers worldwide as compared to 30 sales representatives and seven direct sales managers worldwide as of September 30, 2005. We expect sales and marketing expense to increase following this offering as we expand our worldwide direct sales force and convert to direct sales in selected countries where we currently sell only through distributors.

General and administrative.    General and administrative expense increased 7.4% to $5.1 million for the nine months ended September 30, 2006 from $4.7 million for the nine months ended September 30, 2005. The increase was driven primarily by increased compensation expense resulting from the expansion of our finance and legal staff in anticipation of an initial public offering, professional fees, and increased insurance expenses. General and administrative expenses for the nine months ended September 30, 2005 included an accrual for sales tax exposure that did not reoccur in the nine months ended September 30, 2006. Following the completion of this offering, we expect the increased regulatory compliance obligations of being a public company, including the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, will require us to continue to expand our finance and legal departments which will result in higher general and administrative expense.

Research and development.    Research and development expense increased 5.3% to $2.6 million for the nine months ended September 30, 2006 from $2.5 million for the nine months ended September 30, 2005. This increase resulted from higher royalty obligations owed to a third party and regulatory costs related to the EndoFit Aortic Stent Graft. We expect our investment in research and development to increase, driven primarily by our pursuit of regulatory approvals related to the EndoFit product line, as well as increased EndoFit Aortic Stent Graft product development and royalty obligations.

Restructuring.    Restructuring expenses decreased to approximately $0.2 million for the nine months ended September 30, 2006 from approximately $1.0 million for the nine months ended September 30, 2005. Expenses for the most recent period include exit activity costs for our Phoenix, Arizona facility, which closed in July 2006, and certain exit activity costs for our Brymbo, Wales facility, which closed in December 2005. Expenses for the nine-month period ended September 30, 2005 include exit activity costs for our St. Petersburg, Florida facility, which closed in September 2005 and our Brymbo, Wales facility, which closed in July 2006, and certain exit activity costs for our Neuilly-en-Thelle, France facility, which closed in April 2005.

Impairment Charge.    Impairment charges amounted to $0.4 million for the nine months ended September 30, 2006. We incurred no impairment charge for the nine months ended September 30, 2005. The impairment charge of $0.4 million for the nine months ended September 30, 2006 resulted from the write-down of certain patents and production equipment in connection with our decision to cease production and sales of our Expedial Vascular Access Graft product line. We also wrote down $0.3 million of related inventory, which amount has been included as cost of sales. Both charges represent non-cash items.

Other income (expense).    For the nine months ended September 30, 2006, other expense was $0.1 million as compared to $0.3 million of other income for the nine months ended September 30, 2005. The change was due primarily to a foreign exchange gain of $0.6 million that we recognized in 2005 related to the dissolution of our French subsidiary in 2005, partially offset by gains from foreign exchange.

Income tax expense.    Our provision for income taxes for the nine months ended September 30, 2006 was $0.1 million and $0.1 million for the nine months ended September 30, 2005. The effective rate for the nine months ended September 30, 2006 was negative 35.0% as compared with 91.0% for the nine months ended September 30, 2005. The U.S. federal statutory rate is 34.0%. The negative effective tax rate for the nine months ended September 30, 2006 normally results in a tax benefit when applied against the pre-tax loss for the period, but this is limited to the benefit expected for the entire year, which amount is limited to the net operating loss carryback available for U.S. tax reporting purposes. We are required to provide tax expense for the amortization of goodwill for U.S. tax reporting purposes which may not be reduced by existing deferred tax assets. We monitor the mix of profitability by tax jurisdiction and adjust our annual expected rate on a quarterly basis.

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004

The following table sets forth, for the periods indicated, our results of operations and the change between the specified periods expressed as percent increase or decrease:

	Years ended December 31,		Percent change(1)
	2004	2005
	(in thousands)
Net sales	$26,183	$30,727	17.4%
Cost of sales	7,780	8,927	14.7

Gross profit	18,403	21,800	18.5

Operating expenses:
Sales and marketing	9,654	10,960	13.5
General and administrative	5,037	6,405	27.2
Research and development	2,120	3,015	42.2
Restructuring charges	435	998	129.4

	17,246	21,378	24.0

Income from operations	1,157	422	(63.5)

Other income (expense):
Interest income	9	4	(55.6)
Interest expense	(137)	(182)	32.8
Foreign currency gain (loss)	169	(217)	NM
Other (expense) income	(57)	(33)	(42.1)
Foreign currency translation adjustment due to dissolution of French subsidiary	—	584	NM

Income before income taxes	1,141	578	(49.3)
Provision for income taxes	(214)	(523)	NM

Net income	$927	$55	(94.1)%

(1)	NM means percent change not meaningful.

Net sales.    Net sales increased 17.4% to $30.7 million in 2005 as compared to $26.2 million in 2004. Sales growth was primarily driven by growth of our products across all product lines and to a lesser degree our acquisition of the EndoFit Aortic Stent Graft product line and related operations from Endomed, Inc. in February 2005, and strong performance of the AnastoClip Vessel Closure System product line which we acquired, together with the related operations, from Tyco Healthcare LP in February 2004. Sales growth was also driven by higher average selling prices across nearly all product lines due to our stronger brand recognition and customer loyalty, and our first full year of direct sales in Japan. Additionally, the increased adoption of endovascular techniques by vascular surgeons benefited our VascuTape Radiopaque Tape and EndoFit Aortic Stent Graft product lines. Sales of our AnastoClip Vessel Closure System increased due to better targeting of new customers and more effective surgeon training.

Net sales by geography.    Net sales in the United States and Canada increased 13.4% to $20.1 million in 2005 as compared to $17.7 million in 2004. Net sales outside the United States and Canada increased 25.6% to $10.7 million in 2005 as compared to $8.5 million in 2004, driven by the sales of our EndoFit Aortic Stent Graft product line, as well as by sales in Japan resulting from the opening of our Tokyo office in June 2004. Direct net sales represented 59.2% of total net sales outside the United States and Canada in 2005 and increased by 15.6% over 2004. Net sales to distributors represented 40.8% of the total net sales in 2005 outside the United States and Canada and increased by 43.8% over 2004. This increase was primarily a result of our acquisition of the EndoFit Aortic Stent Graft product line, substantially all of which we sold through distributors in 2005.

Gross Profit.    Gross profit increased from $18.4 million in 2004 to $21.8 million in 2005, an 18.5% increase. This gross margin increase was driven primarily by higher average selling prices and, to a lesser extent, reduced cost of sales. Cost of sales decreased primarily due to our 2004 consolidation of our Neuilly-en-Thelle, France manufacturing facility into our Burlington, Massachusetts headquarters, and the associated elimination of overhead costs, partially offset by increased product build times resulting from this move. We also experienced higher manufacturing costs related to our acquisition of the EndoFit Aortic Stent Graft product line in February 2005. At the acquisition, Endomed carried a lower gross margin than LeMaitre Vascular. We expect product build times to decrease as our Burlington, Massachusetts direct labor employees gain further experience manufacturing and assembling products from our relocated factories.

Sales and marketing.    Sales and marketing expense increased 13.5% to $11.0 million in 2005 as compared to $9.7 million in 2004. Sales and marketing expense increased in 2005 primarily as a result of higher marketing costs in Europe, the United States and Canada, and also as a result of increased compensation to our sales representatives, partially offset by a reduced number of sales representatives. As of December 31, 2005, we employed 30 direct sales representatives and eight direct sales managers worldwide as compared to 33 sales representatives and eight direct sales managers worldwide as of December 31, 2004.

General and administrative.    General and administrative expense increased 27.2% to $6.4 million in 2005 as compared to $5.0 million in 2004. General and administrative expense increased primarily as a result of acquisition related expenses of the EndoFit Aortic Stent Graft product line, higher compensation expenses and higher expenses from our Japanese subsidiary in its first full calendar year of operations. Those increases were partially offset by $0.3 million of stock-based compensation charges in 2004 that did not recur in 2005.

Research and development.    Research and development expense increased 42.2% to $3.0 million in 2005 compared to $2.1 million in 2004. Research and development expense increased primarily as a result of increased clinical study costs in the United States, specifically relating to clinical trials for our EndoFit Aortic Stent Graft and Expedial Vascular Access Graft product lines, increased testing expenses and increased royalty payments relating to the EndoFit Aortic Stent Graft and AnastoClip Vessel Closure System product lines.

Restructuring.    Restructuring charges increased to $1.0 million in 2005 compared to $0.4 million in 2004, due to costs from the closing of our manufacturing plants in St. Petersburg, Florida and Wales, United Kingdom in 2005, including a one-time payment of $0.5 million as consideration for the early termination of the lease of the manufacturing facility in St. Petersburg, Florida.

Other income (expense).    Other income (expense) increased to $0.2 million in 2005 as compared to a loss of approximately $16,000 in 2004, due principally to favorable foreign currency translation adjustment income of $0.6 million from the dissolution of our French foreign subsidiary. This gain was partially offset by foreign currency losses from the weaker Euro in 2005.

Income tax expense.    Our effective income tax rates were 90.5% in 2005 and 18.8% in 2004 compared to the federal statutory rate of 34.0%. Our low effective rate in 2004 was attributable to the use of U.S. and German net-operating loss and tax credit carryforwards to substantially reduce income tax liability in both tax jurisdictions. In 2005, the rate exceeded the statutory rate due to unfavorable permanent items and the effect of foreign taxes.

Comparison of the Year Ended December 31, 2004 to the Year Ended December 31, 2003

The following table sets forth, for the periods indicated, our results of operations and our gross margin and the changes between the specified periods expressed as percent increase or decrease:

	Years ended December 31,		Percent change(1)
	2003	2004
	(in thousands)
Net sales	$20,664	$26,183	26.7%
Cost of sales	6,208	7,780	25.3

Gross profit	14,456	18,403	27.3

Operating expenses:
Sales and marketing	7,252	9,654	33.1
General and administrative	4,530	5,037	11.2
Research and development	2,265	2,120	(6.4)
Restructuring charges	733	435	(40.7)

	14,780	17,246	16.7

Income (loss) from operations	(324)	1,157	NM

Other income (expense):
Interest income	3	9	NM
Interest expense	(144)	(137)	(4.9)
Foreign currency gain	191	169	(11.5)
Other (expense)	(22)	(57)	(159.1)

Income (loss) before income taxes	(296)	1,141	NM
(Benefit) provision for income taxes	74	(214)	NM

Net income (loss)	$(222)	$927	NM

(1)	NM means percent change not meaningful.

Net sales.    Net sales increased 26.7% to $26.2 million in 2004 as compared to $20.7 million in 2003, primarily as a result of an increase in sales of products across all product lines in major markets and from the acquisition of the AnastoClip Vessel Closure System product line and related operations from Tyco Healthcare Group LP in February 2004. Unit sales growth was strengthened across nearly all product lines. In particular, the Pruitt-Inahara Carotid Shunt demonstrated stronger growth as it took advantage of our vascular surgeon sales channel. Change in foreign currency exchange rates positively impacted sales by $0.8 million for 2004 versus 2003.

Net sales by geography.    Net sales in the United States and Canada increased 25.5% to $17.7 million in 2004 as compared to $14.1 million in 2003. Net sales outside the United States and Canada increased 29.3% to $8.5 million as compared to $6.6 million in 2003. Net sales outside the United States and Canada include a favorable currency impact of approximately $0.8 million principally resulting from the 2004 strength of the Euro against the U.S. dollar. Direct net sales contributed 64.3% of the total net sales outside the United States and Canada in 2004 and increased by 29.5% over 2003. Net sales to distributors represented 35.7% of the total net sales outside of the United States and Canada in 2004 and increased by 28.9% over 2003.

Gross Profit.    Gross profit increased 27.3% to $18.4 million in 2004 from $14.5 million in 2003. This gross margin increase was primarily driven by higher average selling prices across nearly all product categories, which savings were partially offset by higher cost of sales related to the AnastoClip Vessel Closure System product line and related operations acquired in February 2004. In connection with the acquisition, we purchased several months of finished goods inventory at marked-up prices from Tyco Healthcare in order to facilitate a transfer of manufacturing to our Burlington, Massachusetts headquarters. We purchased $0.4 million of inventory from Tyco.

Sales and marketing.    Sales and marketing expense increased 33.1% to $9.7 million in 2004 as compared to $7.3 million in 2003. Sales and marketing expense increased as a result of higher selling expenses in the United States, Canada and the European Union principally related to compensation, travel and entertainment and other selling activities. As of December 31, 2004, we employed 33 direct sales representatives and eight direct sales managers worldwide as compared to 32 sales representatives and seven direct sales managers worldwide as of December 31, 2003.

General and administrative.    General and administrative expense increased 11.2% to $5.0 million in 2004 as compared to $4.5 million in 2003. General and administrative expense increased primarily as a result of higher compensation expenses at our corporate headquarters and from expenses incurred in connection with the opening of our Tokyo office in July 2004.

Research and development.    Research and development expense decreased 6.4% to $2.1 million in 2004 as compared to $2.3 million in 2003. Research and development expense decreased as a result of lower testing, validation and product development costs in 2004 as compared to 2003, offset by slightly higher costs associated with our Expedial Vascular Access Graft clinical trial in the United States.

Restructuring.    Restructuring charges decreased to $0.4 million in 2004 as compared to $0.7 million in 2003. We closed our French manufacturing facility in 2004, incurring $0.4 million of restructuring in both 2003 and 2004. In 2003, we incurred $0.3 million of exit costs related to relocating our corporate headquarters to a larger facility.

Other income (expense).    Other income (expense) decreased to a net expense of approximately $16,000 in 2004 compared to net other income of approximately $28,000 in 2003, due principally to lower foreign currency gains in 2004 as compared to 2003.

Income tax expense.    Our effective income tax rates were 18.8% in 2004 and (25.0)% in 2003 compared to the Federal statutory rate of 34.0%. In 2003 we were able to carryback our current year losses to recover federal taxes paid in 2002 and 2001. In 2004, our tax provision was favorably affected by the reduction of valuation allowances which were previously required. U.S. and German net operating loss and tax credit carryforwards substantially reduced income tax liability in both tax jurisdictions.

Quarterly Results of Operations

The following table sets forth our unaudited operating results for each of the ten quarters preceding and including the period ended September 30, 2006. This information is derived from our unaudited financial statements, which in the opinion of management contain all adjustments necessary for a fair presentation of such consolidated financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our financial statements, the financial statements of Endomed and the related notes to these financial statements included elsewhere in this prospectus.

	Three months ended
	June 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sep. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sep. 30, 2006
	(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$6,657	$6,355	$6,901	$7,501	$7,529	$7,820	$7,877	$8,571	$8,760	$8,540
Gross profit	4,673	4,449	4,878	5,440	5,372	5,532	5,456	6,310	6,095	6,261
Income (loss) from operations	$394	$108	$218	$432	$(166)	$(400)	$556	$462	$(1,050)	342

Net income (loss)	$334	$112	$47	$51	$5	$(42)	$41	$370	$(1,089)	221

Net income (loss) per common share:
Basic	$0.04	$0.01	$0.01	$0.01	$—	$(0.01)	$—	$0.02	$(0.14)	$0.01

Diluted	$0.04	$0.01	$—	$0.01	$—	$(0.01)	$—	$0.02	$(0.14)	$0.01

Liquidity and Capital Resources

At September 30, 2006, our accumulated deficit was $9.3 million. Since 1998, our liquidity and capital resource requirements have been funded through a series of private stock offerings, totaling approximately $16.4 million. Approximately $12.1 million of cash and assumed debt were used to make investments in and pay other amounts related to six acquisitions from 1998 to 2005. The balance of the proceeds was used to support our operations, capital expenditures and working capital growth.

At September 30, 2006, our cash and cash equivalents were $0.5 million, or 1.6% of our total assets.

We had $4.4 million of total debt outstanding at September 30, 2006, comprised of $4.37 million of bank debt and $0.1 million of equipment financing. The total debt at December 31, 2005 was $1.9 million, comprised of $1.8 million of bank debt and $0.1 million of equipment financing.

We are party to a $2.16 million term note with Brown Brothers. At September 30, 2006, $0.77 million in principal and interest was outstanding under this term note. The term note, at our election, bears interest at a per annum rate equal to either the base rate of a national bank plus 50 basis points, adjusted daily, or the London Inter-Bank Offered Rate, or LIBOR, plus 350 basis points. The term note is payable quarterly and matures on April 11, 2008 but may be prepaid in whole or in part without penalty. We have granted the lender a first priority security interest in all of the tangible and intangible assets, including intellectual property rights, of LeMaitre Vascular, Inc. and one of our wholly-owned subsidiaries. We intend to use a portion of our proceeds from this offering to repay this term loan in full. See “Use of Proceeds.”

We are also party to a $2.5 million term note with Brown Brothers. At September 30, 2006, $2.50 million in principal and interest was outstanding under this term note. The term note bears interest at a per annum rate of 10%. The term note matures on September 30, 2008 and must be repaid if and to the extent that we receive net proceeds from any sale of our equity in excess of $2.5 million, including this offering. We have granted the lender a first priority security interest in all of the tangible and intangible assets, including intellectual property rights, of LeMaitre Vascular, Inc. and one of our wholly-owned subsidiaries. In connection with the term loan, the Company is required to pay Brown Brothers a one-time commitment fee of $75,000 and two percent of the outstanding principal balance, if any, on March 31, 2007, September 30, 2007 and March 31, 2008. We intend to use a portion of the proceeds from this offering to repay this term loan in full. See “Use of Proceeds.”

On May 20, 2006, we entered into an amended and restated $5.5 million revolving line of credit with Brown Brothers. At September 30, 2006, $1.10 million in principal and interest was outstanding under this facility and $4.4 million was available under this facility, after adjustment for borrowing base limitations. This credit facility includes customary financial covenants, including restrictions on incurring additional debt, and borrowings under the loan accrue interest at the bank’s prime rate. The rate of interest at September 30, 2006 was 8.25%. We have granted the lender a first priority security interest in all of the tangible and intangible assets, including intellectual property rights, of LeMaitre Vascular, Inc. and one of our wholly-owned subsidiaries. We intend to use a portion of our proceeds from this offering to pay down this revolving credit facility in full. The revolving credit facility expires on February 6, 2008. See “Use of Proceeds.”

In connection with our lending arrangements with Brown Brothers, we have agreed to pay Brown Brothers a fee payable upon completion of this offering. The fee is equal to 7.5 basis points, or 0.075%, of the pre-public offering valuation of LeMaitre Vascular at the execution of the initial public offering. Based on an assumed initial public offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, we estimate that this fee will equal approximately $66,000. See “Use of Proceeds.”

We believe that the proceeds from this offering, together with our current cash balances, cash generated from operations and existing lines of credit will provide sufficient liquidity to meet our anticipated needs for capital for at least the next 12 months. If we acquire new businesses or product lines, we may require additional financing. There can be no assurance that such financing will be available on commercially reasonable terms, if at all. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As of December 31, 2005, we had no federal or state net operating loss carry-forwards.

Net Cash Provided by (Used in) Operating Activities.    Net cash used in operating activities was $0.5 million in the nine months ended September 30, 2006 primarily due to a net loss of $0.5 million, offset by non-cash charges for depreciation, amortization and impairment of $1.5 million, and due to increased levels of accounts receivable and inventory of $1.3 million, partially offset by increases in accounts payable and other liabilities of $0.2 million. Net cash provided by (used in) operating activities was $0.4 million, $1.7 million and $(1.2) million for 2003, 2004 and 2005, respectively. The increase in the usage of cash for operating activities in 2005 compared to the previous two years is mainly a result of our higher levels of inventory experienced during plant consolidations.

Net Cash Used in Investing Activities.    Net cash used in investing activities was $0.6 million in the nine months ended September 30, 2006 reflecting $0.7 million for capital expenditures primarily to support consolidation of our manufacturing facilities. Net cash used in investing activities was $1.7 million, $2.9 million and $1.4 million for 2003, 2004 and 2005, respectively. For each of these periods, net cash used in investing activities reflected purchases of property, plant and equipment primarily for the expansion of manufacturing operations, research and development, information technology and capital improvements to our facilities. In addition, we acquired businesses, including intellectual property to expand our product offerings.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was $0.8 million for the nine months ended September 30, 2006, primarily from $2.9 million of short-term borrowing, offset by $1.6 million of cash paid in connection with this offering. Net cash provided by financing activities was $1.8 million, $1.4 million and $2.5 million for 2003, 2004 and 2005, respectively. These amounts primarily reflect the proceeds from issuance of common stock in private offerings in each year.

Contractual Obligations.    Our principal contractual obligations consist of operating leases, capital leases, a term loan due in April 2008 and a revolving credit line from Brown Brothers. The following table summarizes our commitments to settle contractual obligations as of September 30, 2006:

	Payments due by period
Contractual Obligations	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands)
Operating lease obligations	$2,731	$1,088	$1,428	$197	$18
Capital lease obligations	51	51	—	—	—
Purchase obligations	395	395	—	—	—
Retirement obligations	18	—	—	—	18
Term loans	3,256	432	2,824	—	—
Revolving credit facility	1,075	1,075	—	—	—

Total	$7,526	$3,041	$4,252	$197	$36

The commitments under our operating leases shown above consist primarily of lease payments for our Burlington, Massachusetts corporate headquarters and manufacturing facility, expiring in 2008, a separate manufacturing and storage facility in Burlington, Massachusetts, expiring in 2006, our Sulzbach, Germany office, expiring in 2010, and our Tokyo, Japan office, expiring in 2007.

The capital lease obligations consist of capital leases for a variety of equipment.

The first term loan described above was entered into with Brown Brothers, for an original principal amount of $2.16 million. This term loan, at our election, bears interest at a per annum rate equal to either the base rate of a national bank plus 50 basis points, adjusted daily, or the LIBOR rate plus 350 basis points. This term loan is payable quarterly and matures on April 11, 2008 but may be prepaid in whole or in part without penalty. Brown Brothers has a first priority security interest in all of the tangible and intangible assets, including intellectual property rights, of LeMaitre Vascular, Inc. and one of our wholly-owned subsidiaries. We intend to use a portion of the proceeds of this offering to repay this term loan in full. See “Use of Proceeds.”

The second term loan described above was entered into with Brown Brothers, for an original principal amount of $2.5 million. The term loan bears interest at a per annum rate of 10%. The term note matures on September 30, 2008 and must be repaid if and to the extent that we receive net proceeds from any sale of our equity in excess of $2.5 million, including this offering. Brown Brothers has a first priority security interest in all of the tangible and intangible assets, including intellectual property rights, of LeMaitre Vascular, Inc. and one of our wholly-owned subsidiaries. We intend to use a portion of the proceeds of this offering to repay this term loan in full. See “Use of Proceeds.”

The revolving credit facility described above was entered into with Brown Brothers and provides that Brown Brothers will makes loans to us from time to time not to exceed $5.5 million less the principal amounts of any outstanding letters of credit, subject to a borrowing base qualification. The loans bear interest at a per annum rate equal to either LIBOR plus 300 basis points per annum or the base rate of a national bank, adjusted daily, each as elected by Brown Brothers from time to time. The loans are payable upon the earlier of demand and acceleration by Brown Brothers following the occurrence of an event of default or February 6, 2008 and may be prepaid in whole or in part at any time without penalty. Brown Brothers has a first priority security interest in all of the tangible and intangible property of LeMaitre Vascular, Inc. and one of our wholly-owned subsidiaries. We intend to use a portion of the proceeds of this offering to pay down this revolving credit facility in full. The revolving credit facility expires on February 6, 2008. See “Use of Proceeds.”

Critical Accounting Policies and Estimates

We have adopted various accounting policies to prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principals, or U.S. GAAP. Our most significant accounting policies are described in note 1 to our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, sales returns and discounts, and income taxes are updated as appropriate.

Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by physicians who use our products and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in our consolidated financial statements for all periods presented. Management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and our independent registered public accounting firm. The judgments about those financial estimates are based on information available as of the date of our consolidated financial statements. Those financial estimates include:

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. We generally use customer purchase orders or contracts to determine the existence of an arrangement. We use shipping documents and third-party proof of delivery to verify that title has transferred. We assess whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction. In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured, we would defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment. We account for product returns in accordance with Statement of Financial Accounting Standards, or SFAS, No. 48, Revenue Recognition When Right of Return Exists, providing for returns based on our historical return product history.

Accounts Receivable

Accounts receivable are generally due within 30 to 60 days of invoice and are stated at amounts due from customers, net of an allowance for doubtful accounts. We perform ongoing customer credit evaluations and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. We continuously monitor aging reports, collections and payments from customers, and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues we identify. While such credit losses have historically been within our expectations and allowances, we cannot guarantee the same credit loss rates will be experienced in the future. We write off accounts receivable when they become uncollectible. Our write-offs (recoveries) of accounts receivable for 2003, 2004 and 2005 were approximately $26,000, $(28,000) and $41,000, respectively.

Inventory

We value inventory at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration dating and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. As of December 31, 2005 and September 30, 2006, our reserve for excess and obsolete inventory was $0.4 million and $0.4 million, respectively.

Stock-Based Compensation

Through December 31, 2005, we measured employee stock-based compensation expense using the intrinsic value-based method of accounting prescribed by Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No., or FIN, 44, Accounting for Certain Transactions Involving Stock Compensation, and related interpretations. For stock options granted to employees, no compensation expense is recognized unless the exercise price is less than the estimated fair value, for financial reporting purposes.

We comply with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition

and Disclosure—an amendment of FASB Statement No. 123, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of employee stock options. For purposes of this pro forma disclosure, we estimated the fair value of stock options issued to employees using the minimum value valuation option-pricing model. Our minimum value valuation option-pricing model required the input of highly subjective assumptions, including the expected life of these options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of changes in the assumptions used. Our use of the minimum value model was primarily due to our determination as to its appropriateness as well as its general acceptance as an option valuation technique for private companies. As described below, we will not utilize the minimum value method subsequent to January 1, 2006, and the fair value of our options will be higher as a result.

Options issued under our equity incentive plans prior to December 20, 2004 were subject to a call right which allowed us, in the event of the termination of the employee, to purchase shares issued under the option for cash at a price other than fair value. Under FIN 44, effective July 1, 2000, any options issued with this cash settlement feature are required to be accounted for using variable plan accounting. Variable plan accounting requires the recognition of compensation expense and a related obligation based upon the increase in the value over the exercise price of the shares to which the option is subject, as vesting occurs. As a result, we recognized $0.4 million in 2003 and $0.3 million in 2004 as stock-based compensation. As of December 31, 2003, the obligation related to these rights amounted to $0.8 million. On December 31, 2004, modifications to the stock option plan eliminated these rights. As a result, the obligation as of December 31, 2003 of $0.8 million plus the 2004 expense of $0.3 million, totaling $1.1 million, was reclassified to stockholders equity. See note 9 to our consolidated financial statements included in this prospectus.

Through December 31, 2005, we accounted for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123 and the Black-Scholes option-pricing model, and record the fair value, for financial reporting purposes, of non-employee stock options as an expense over either the vesting term of the option or the service period.

In December 2004, FASB issued SFAS No. 123R, Share-Based Payment, which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Effective January 1, 2006, we adopted SFAS No. 123R. SFAS No. 123R requires nonpublic companies that used the minimum value method in SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123R using the prospective-transition method. As such, we will continue to apply APB 25 in future periods to equity awards outstanding at the date of SFAS No. 123R’s adoption that were measured using the minimum value method. In accordance with this standard, the prior period pro forma stock information has not been restated. In accordance with SFAS No. 123R, we will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award. For the nine months ended September 30, 2006, we recorded expense of approximately $88,000 in connection with share-based payment awards. The future expense of non- vested options of approximately $0.7 million is to be recognized through September 30, 2011. The adoption of SFAS No. 123R had no effect on cash flow for the nine months ended September 30, 2006.

In 1997 we issued to two of our executive officers stock options for the purchase of an aggregate of 386,272 shares and to one of these executive officers an award of an additional 252,852 shares of our common stock. The options and award were subject to restricted stock agreements which provided us the right to purchase, and the executive officers with the right to cause us to purchase, these shares. The purchase right features of these agreements terminate upon the completion of a public offering of our common stock. See “Certain Relationships and Related Party Transactions—Transactions with our Executive Officers and Directors.” We accounted for these options and award until 1998 using variable plan accounting since the exercise of the employee repurchase price was considered likely based on the lack of marketability of our common stock. After reviewing a variety of factors, we subsequently determined that the likelihood of either us or these executive officers exercising these purchase options was remote. Consequently, subsequent to 1998 we have accounted for these options and award using fixed plan accounting. See note 9 of our consolidated financial statements included elsewhere in this prospectus.

Upon adoption of SFAS No. 123R, based on the use of the prospective method of adoption, these options and this award will continue to be accounted for under APB No. 25 as fixed plan arrangements. Concurrently with the adoption of SFAS No. 123R, we applied the guidance included in Accounting Series Release No. 268 and Emerging Issues Task Force No. D-98 with respect to the redemption feature related to these options and award. The effect of the adoption resulted in the classification of the intrinsic value of the redemption feature of $6.5 million at January 1, 2006 from retained earnings to other than permanent equity. During the nine months ended September 30, 2006, the value of the redemption feature increased by $0.3 million to $6.8 million, which amount was charged against retained earnings.

Prior to this offering there was no public market for our common stock, and in connection with our issuance of stock options the fair value for our common stock was estimated by our board of directors, with input from management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our common stock, key milestones achieved in our business, and both historical and forecasted net sales. In the absence of a contemporaneous arms-length transaction, our board typically estimated the fair value of our common stock based upon an enterprise valuation determined by multiplying our trailing six months of net sales by two, and then multiplying that amount by four. We believed this to be a reasonable methodology based upon our internal peer company analyses and based on several arms-length transactions involving our common stock supportive of the results produced by this valuation methodology. We have not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, we believed our estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry are valued.

During the twelve-month period ended September 30, 2006, we granted stock options with exercise prices as follows:

Grants made during the three months ended	Number of option shares granted	Weighted-average exercise price	Weighted-average fair value per share
December 31, 2005	226,957	11.78	11.78
March 31, 2006	2,630	11.84	11.84
June 30, 2006	103,513	12.37	12.37
September 30, 2006	0	N/A	N/A

Total	333,100

In connection with the preparation of our financial statements for the year ended December 31, 2005 and in preparing for the initial public offering of our common stock, we reassessed the valuations of our common stock during the twelve-month period ended March 31, 2006, in light of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, which we refer to as the practice aid. In conducting this assessment we took into consideration the market and income approaches to valuation as set forth in the practice aid. We believe that the valuation methodologies that we used prior to this public offering are consistent with the practice aid. Based on the foregoing analysis, we concluded that for all options granted during the twelve-month period ended March 31, 2006, in no case did the fair value of our common stock, for financial reporting purposes, exceed the exercise price for these options at the time of grant.

Valuation of Goodwill, Other Intangibles

When we acquire another company, the purchase price is allocated, as applicable, among acquired tangible net assets, identifiable intangible assets, and goodwill as required by U.S. GAAP. Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. We evaluate the carrying value of our goodwill annually in our fourth quarter based on a single reporting unit. The first step of our goodwill impairment test, used to identify potential impairment, compares the fair value of our reporting unit with its carrying amount, including goodwill. If the fair value of our reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired, and thus the second step of the impairment test, used to measure the amount of the impairment loss, is unnecessary. If the carrying amount of our reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill as of the date of the impairment review with the carrying amount of that goodwill. The implied fair value of our goodwill is determined on the same basis as the amount of goodwill recognized in connection with a business combination. Specifically, we allocate the fair value of our reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination as of the date of the impairment review and as if the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. We have determined that no impairment charges were required during the three years in the period ended December 31, 2005 and the nine months ended September 30, 2006. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our combined consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $6.2 million, $6.7 million and $8.9 million at December 31, 2003 and 2004 and 2005, respectively.

Other intangible assets consist primarily of purchased developed technology, patents, customer relationships and trademarks and are amortized over their estimated useful lives, ranging from five to 17 years. We review these intangible assets for impairment as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $0.8 million, $1.6 million and $2.4 million at December 31, 2003 and 2004 and 2005, respectively.

The evaluation of asset impairments related to goodwill and other intangible assets require us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts.

Accounting for Income Taxes

As part of the process of preparing our combined consolidated financial statements we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our combined consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in the statement of operations.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries, as our current intention is to permanently reinvest these earnings.

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We will continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly. We have recorded a valuation allowance on our net deferred tax assets of $0.9 million and $1.1 million as of December 31, 2004 and 2005, respectively.

Seasonality

Aspects of our business are seasonal in nature. We traditionally experience slightly decreased sales volumes in the third quarter as a result of reduced surgical procedure volume due to summer holidays in our U.S. and European markets.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign exchange fluctuations and interest rates, which could impact our results of operations and financial position. We do not currently engage in any hedging or other market risk management tools, and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk.    Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, primarily the Euro, could adversely affect our financial results. For the year ended December 31, 2005, approximately 35% of our sales were denominated in foreign currencies. We expect that foreign currencies will continue to represent a similarly significant percentage of our sales in the future. Selling, marketing and administrative costs related to these sales are largely denominated in the same respective currency, thereby mitigating our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not substantial. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our price not being competitive in a market where business is transacted in the local currency.

Approximately 79% of our sales recorded in foreign currencies for the year ended December 31, 2005 are denominated in the Euro. Our principal exchange rate risk therefore exists between the U.S. dollar and the Euro. Fluctuations from the beginning to the end of any given reporting period result in the re-measurement of our foreign currency-denominated receivables and payables, generating currency transaction gains or losses that impact our non-operating income/expense levels in the respective period and are reported in other (income) expense, net in our combined consolidated financial statements. We recorded a $0.2 million foreign currency loss in 2005 and a $0.2 million foreign currency gain in 2004 related mainly to the re-measurement of our foreign currency-denominated receivables and payables. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

Interest Rate Risk.    Changes in interest rates may affect the interest paid (or earned) and therefore affect our cash flows and results of operations. As of September 30, 2006, we were exposed to interest rate risk with respect to our three credit facilities with Brown Brothers: $0.8 million for our term note due in April 2008 payable at an interest rate of prime plus 0.5%, or the three-month LIBOR plus 3.5%, $2.5 million for our term note due in September 2008 payable at an interest rate of 10.0%, and $1.1 million for our revolving line of credit payable at prime. At September 30, 2006, the rates of interest on the term notes and the revolving credit lines were 8.75%, 10.0% and 8.25%, respectively.

Our excess cash is kept in bank accounts which earn nominal interest and, to a lesser extent, highly liquid, short-term, investment grade securities with maturities of less than one year with variable interest rates. These investments are not held for speculative or trading purposes.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, An Amendment of Accounting Research Bulletin No. 43, Chapter 4, which adopts wording from the International Accounting Standards Board’s, or IASB, IAS 2 Inventories in an effort to improve the comparability of cross-border financial reporting. The new standard indicates that abnormal freight, handling costs and wasted materials (spoilage) are required to be treated as current period charges rather than as a portion of inventory cost. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. The statement is effective for us beginning in 2006. Adoption is not expected to have a material impact on our combined consolidated earnings, financial position or cash flows.

On December 16, 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R must be adopted no later than January 1, 2006. We adopted SFAS No. 123R on January 1, 2006.

As permitted by SFAS No. 123, through December 31, 2005 we accounted for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, we generally recognized no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS No. 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net loss and loss per share in note 1 to our consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes. SFAS No. 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement, in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. This Statement is effective for us beginning in fiscal year 2007. Adoption is not expected to have a material impact on our consolidated earnings, financial condition or cash flows.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the expected effects of FIN 48 on our consolidated financial position and our results of operations.

BUSINESS

Overview

LeMaitre Vascular is a global provider of medical devices for the treatment of peripheral vascular disease. We develop, manufacture and market disposable and implantable vascular devices to address the needs of vascular surgeons and interventionalists. Our diversified portfolio of peripheral vascular devices consists of brand name products that are used in arteries and veins outside of the heart and are well known to vascular surgeons.

We were founded in 1983 by George D. LeMaitre, M.D., a vascular surgeon and the inventor of our first product, the valvulotome. Over the past 23 years we have remained focused on the needs of vascular surgeons while also addressing the needs of interventional radiologists and cardiologists when they work in peripheral vessels. We believe that our strong brands, expanding suite of peripheral vascular devices and broad network of vascular surgeon customers distinguish us as a vascular surgery company.

Since 1998, we have grown our business by using a three-pronged strategy: building a worldwide direct sales force, acquiring complementary vascular devices and developing and enhancing our in-house manufacturing competencies. We have executed on this strategy with only $16.4 million in outside equity capital. During this period, our net sales have grown at a compound annual growth rate of 34%, including acquisitions, from net sales of $4.0 million for the year ended December 31, 1998 to net sales of $30.7 million for the year ended December 31, 2005.

Our devices are used to treat peripheral vascular disease, a condition that we estimate affects more than 20 million people worldwide. We estimate that the annual worldwide market for all peripheral vascular devices exceeds $3 billion, and that the annual worldwide market addressed by our nine current product lines exceeds $500 million. The increasing incidence and diagnosis of peripheral vascular disease is driving the growth of the market for peripheral vascular devices, which we estimate is growing at 8% per year. We believe that our focus on the vascular market and our growth strategy uniquely position us to capture an increasing share of this large and growing market.

Our product portfolio consists of brand name vascular devices that are designed to treat peripheral vascular disease, including the Expandable LeMaitre Valvulotome and the Pruitt-Inahara Carotid Shunt. In addition, we have sought to take advantage of the trend towards endovascular techniques and other innovative procedures that utilize more complex, higher priced devices by acquiring new product lines. Recent acquisitions include the EndoFit Aortic Stent Graft, an endovascular device used to treat aortic aneurysms, and our AnastoClip Vessel Closure System, an implantable device used primarily in the creation of dialysis access sites. Our vascular surgeon customers are increasingly performing minimally invasive endovascular procedures, presenting us with attractive opportunities to sell new devices that address their changing product needs.

We sell our products primarily through a direct sales force. As of September 30, 2006, our sales force was comprised of 49 sales professionals in the United States, European Union and Japan. We also sell our products through a network of distributors in various countries outside of the United States and Canada. For the twelve month period September 30, 2006, approximately 83% of our net sales were generated through direct sales to hospitals, and no customer accounted for more than approximately 4% of our net sales.

We have built our portfolio of vascular devices primarily through acquisitions. Since 1998, we completed six acquisitions for an aggregate consideration of $14.9 million of cash, assumed debt and stock. For the twelve month period September 30, 2006, the product lines we acquired in these six acquisitions accounted for 64% of our total net sales. We have completed the integration of each of these acquired product lines and businesses, consolidating all of our manufacturing operations into our Burlington, Massachusetts headquarters.

Industry Background

We estimate that peripheral vascular disease affects more than 20 million people worldwide, including twelve million people in the United States and seven million people in Europe. The disease encompasses a number of conditions in which the arteries or veins that carry blood to or from the legs, arms or organs other than the heart become narrowed, obstructed, weakened or otherwise compromised. In many cases peripheral vascular disease goes undetected, sometimes leading to life-threatening events such as stroke, ruptured aneurysm, pulmonary embolism or death.

Clinical studies have identified several factors that increase the risk of peripheral vascular disease, including smoking, diabetes, obesity, high blood pressure, lack of exercise, coronary artery disease, high cholesterol and being over the age of 65. Demographic trends suggest an increase in the prevalence of peripheral vascular disease over time, driven primarily by rising levels of obesity and diabetes and an aging population.

The growing prevalence of diabetes, among other factors, has also led to an increase in the number of people suffering from end stage renal disease. Patients with end stage renal disease require a regular regimen of dialysis, an intravenous therapy that removes toxins and excess fluids from the bloodstream. Dialysis frequently requires the patient to undergo vascular procedures to create and preserve vessel access sites.

The Vascular Device Market and the Role of the Vascular Surgeon

We estimate that the worldwide market for peripheral vascular devices exceeds $3 billion. We believe this market is growing due to the increase in the incidence and diagnosis of peripheral vascular disease, the shift to higher priced endovascular devices and the adoption of western healthcare standards by the developing world.

Vascular surgeons primarily treat peripheral vascular disease, but also perform vascular procedures associated with other diseases, such as end stage renal disease. In the United States there are more than 2,000 board-certified vascular surgeons and several thousand general surgeons who perform vascular procedures. We estimate there are more than 3,000 vascular surgeons in Europe and Japan. In contrast to interventional cardiologists and interventional radiologists, neither of whom are certified to perform open surgical procedures, vascular surgeons can perform both open surgical and minimally invasive endovascular procedures and are therefore uniquely positioned to provide patients with a wider range of treatment options.

Vascular surgery involves opening the body, cutting vessels and suturing. Typical vascular procedures include lower extremity bypass surgery, carotid endarterectomy and abdominal aneurysm repair. Vascular surgery is often invasive and requires extended hospital stays. In contrast, endovascular procedures typically are minimally invasive and involve repairing vessels from within. Catheter-based devices are inserted through a small incision and are directed with the assistance of real-time imaging technologies. Typical endovascular procedures include angioplasty, stenting, stent-grafting and atherectomy.

Vascular surgeons are increasingly adopting new endovascular techniques. According to the Healthcare Cost and Utilization Project, of the 1.1 million surgical procedures for peripheral vascular disease performed in the United States in 2003, over 38% were endovascular procedures, as compared to 25% in 1997. Due in part to the reduced hospital stays which they enable, endovascular devices typically command significantly higher prices than devices used in vascular surgery devices.

We believe that the purchasing volume of the vascular surgeon will continue to increase as a result of these trends. Given our long-term focus on the vascular surgeon, we believe we are well positioned to address the needs of this attractive target customer.

Our History

We were founded in 1983 by George D. LeMaitre, M.D., a vascular surgeon who designed and developed the predecessor to our Expandable LeMaitre Valvulotome. We sold this device exclusively during the 1980s and in 1992 we generated annual net sales of $0.8 million. We accomplished this with four employees, sharing space with Dr. LeMaitre’s private surgical practice in Andover, Massachusetts.

In 1992, George W. LeMaitre, our Chairman, President and Chief Executive Officer, and Dr. LeMaitre’s son, joined LeMaitre Vascular with a vision of creating a company focused on serving the broader needs of the vascular surgeon. Throughout most of the 1990s, we used cash generated from operations and a nominal amount of bank debt to fund the further development of the valvulotome and to establish the LeMaitre Vascular brand. In 1997, we generated annual net sales of $3.0 million with 15 employees.

Beginning in 1998, we initiated a strategic plan to accelerate our growth through the execution of three key initiatives:

•	build a worldwide direct sales force;

•	acquire complementary vascular devices; and

•	develop in-house manufacturing and assembly capabilities.

In order to execute on these three initiatives, we raised $16.4 million of equity capital through a series of financing rounds from 1998 to 2005. Much of this equity capital came from a broad network of vascular surgeons and other industry professionals. These investors also helped us to identify and evaluate potential product acquisitions, enhance our product development efforts and train our sales force.

From 1998 to 2005, we completed six acquisitions for an aggregate consideration of $14.9 million in cash, assumed debt and stock, each of which is described in the following table:

Date Acquired	Product Lines / Business Acquired	Previous Owner (Location)
February 1998	Contract manufacturer	Whittaker Screen Printing (Lawrence, Massachusetts)

June 1999	Single Lumen Embolectomy Catheters OptiLock Implantable Ports	Vermed SARL (Neuilly-en-Thelle, France)

March 2001	Pruitt-Inahara Carotid Shunt Reddick Cholangiogram Catheter Pruitt Occlusion and Perfusion Catheters Dual Lumen Embolectomy Catheters Reddick-Saye Screw Grice Suture Needle	Horizon Medical Products, Inc. (St. Petersburg, Florida)

April 2003	Expedial Vascular Access Graft	Credent Limited (Brymbo, United Kingdom)

February 2004	AnastoClip Vessel Closure System	Tyco Healthcare Group LP (Norwalk, Connecticut)

February 2005	EndoFit Aortic Stent Graft	Endomed, Inc. (Phoenix, Arizona)

The product lines in the above table accounted for 64% of our total net sales for the twelve month period ended September 30, 2006.

In July 2006, after receiving preliminary data from a U.S. clinical study suggesting that our Expedial Vascular Access Graft may not compare favorably to competing devices and achieving less than planned sales of the product in Europe, we decided to forego further enrollment in the clinical study and cease all production and sale of this device. Net sales of this product for the twelve month period ended September 30, 2006 were approximately $0.3 million. In October 2006, we sold certain manufacturing equipment, inventory and intellectual property related to our Expedial Vascular Access Graft product line to CardioTech International, Inc. for total consideration of $350,000 plus a royalty on CardioTech’s coronary artery bypass graft, which is in the development stage.

We have completed the integration of each of these product lines and businesses, consolidating all of our manufacturing operations into our Burlington, Massachusetts headquarters.

For the year ended December 31, 2005, we generated net sales of $30.7 million, and we currently offer nine product lines across three product categories. We believe that the proceeds from this offering will enable us to continue our growth by executing on these strategic initiatives on a larger scale.

Our Business Strategies

Our goal is to be the leading global provider of medical devices to vascular surgeons and interventionalists. To achieve this objective, we intend to utilize the following strategies:

•	Further Expand Our Direct Sales Force in the United States, the European Union and Japan. We sell our products primarily through a direct sales force comprised as of September 30, 2006 of 49 sales professionals in the United States, the European Union and Japan. We intend to accelerate the expansion of our sales force in these markets. In the United States, for example, we sell directly to hospitals but do not have sales coverage in several large markets. Outside the United States, we believe we could initiate or significantly expand direct sales coverage in a number of large markets, such as Japan and France.

•	Convert Additional Countries from Distributor to Direct Sales. We intend to convert selected countries from distributor to direct sales. We believe that direct-to-hospital sales engender closer customer relationships, allow for higher selling prices and gross margins and are not subject to the risk of customer churn resulting from distributor turnover. In 1997, 100% of our sales in Europe, totaling $0.4 million, were through distributor channels. Since then, we have converted nine countries from distributor to direct sales. In 2005, 59% of our sales outside the United States, totaling $6.3 million, were through direct sales.

•	Add Complementary Products through Acquisitions. We believe our significant experience in acquiring and integrating product lines and businesses is one of our principal competitive advantages. Since 1998, we have completed six acquisitions. We actively track industry developments and plan to acquire additional product lines and businesses as a means of further accessing the $3 billion peripheral vascular device market. We will pursue acquisitions in a disciplined manner to expand and diversify our product offerings and add new technology platforms.

•	Obtain Regulatory Approvals for Our Products in New Markets. We intend to obtain regulatory approvals for our devices in new markets. For example, we currently market our EndoFit device in the European Union and have focused our near-term efforts on obtaining regulatory approval for this product in the United States and China for the abdominal aorta and thoracic aorta, respectively.

•	Capture Manufacturing Efficiencies and Other Economies of Scale. We will continue to seek new opportunities to improve our gross margins and operating profitability, in particular by seeking to capture manufacturing efficiencies and other economies of scale as our business grows. We believe that the integration of all of our manufacturing operations to our Burlington, Massachusetts facility, together with our lean manufacturing efforts, have yielded tangible improvements to our gross margins and operating profitability. We also believe that complementary product line acquisitions will help make our direct sales force more productive, allowing them to sell more devices to their customers on a single sales call.

Our Products

The following table describes the primary use and regulatory status of each of our nine product lines:

Available for Sale In
Product Category	Product Line	Primary Use	United States	European Union	Japan

Endovascular & Dialysis Access	EndoFit Aortic Stent Graft	Endovascular repair of aortic aneurysm and dissection	In clinical studies(1)	✓

	VascuTape Radiopaque Tape	Improvement in precision and accuracy of endovascular procedures	✓	✓	✓

	AnastoClip Vessel Closure System	Attachment of blood vessels, primarily for dialysis access	✓	✓	✓

Vascular	Expandable LeMaitre Valvulotome	Destruction of vein valves to create vein bypass graft	✓	✓	✓

	Pruitt-Inahara Carotid Shunt	Facilitation of blood flow to brain during carotid plaque removal	✓	✓	✓

	InvisiGrip Vein Stripper	Single-incision removal of varicose veins	✓	✓	Application submitted(2)

	LeMaitre Embolectomy Catheters Pruitt Occlusion and Perfusion Catheters	Removal of blood clots; occlusion and facilitation of blood flow	✓	✓	✓

General Surgery	Reddick Cholangiogram Catheter	Introduction of dye into the cystic duct	✓	✓	Application submitted(2)

	OptiLock Implantable Port	Central venous infusion of drugs and nutrients	✓	✓

(1)	We are conducting a clinical study in the United States on the EndoFit AUI Stent Graft. See “—Clinical Studies” for a description of this clinical study.
(2)	We have submitted an application for Shonin registration to be filed with the Japan Ministry of Health, Labor and Welfare.

Peripheral vascular disease affects blood vessels outside the heart and is typically treated by vascular surgeons. Coronary artery disease affects the coronary arteries and is typically treated by cardiovascular surgeons and cardiologists. We do not market our products for the treatment of coronary artery disease and most of our devices are not indicated for this use.

Endovascular & Dialysis Access Products

Endovascular

Our endovascular products are used by vascular surgeons and interventionalists in minimally invasive endovascular procedures, such as angioplasty, stenting, stent-grafting and atherectomy.

EndoFit Aortic Stent Graft

The EndoFit Aortic Stent Graft is a line of endovascular grafts used to treat aortic aneurysms, a weakening and ballooning of the aorta. The EndoFit Thoracic Stent Graft is used to treat the thoracic aorta and the EndoFit Aorto-Uni-Iliac (AUI) Stent Graft is used to treat the abdominal aorta. The EndoFit devices’ flexible, encapsulated design, in contrast to devices currently available commercially, use ePTFE, or expanded polytetrafluoroethylene, which is designed to prevent stent scaffolding from contacting either the blood stream or the vessel wall. This design also allows us to offer a wide range of stent grafts sizes, including tapered grafts, which fit a wider range of patient anatomies than many of our competitors’ products. Our design also allows us to rapidly build the device to fulfill custom orders. We acquired our EndoFit product line through our acquisition of Endomed in February 2005.

Our EndoFit Aortic Stent Graft product line is currently sold in the European Union and a small number of foreign jurisdictions. We are currently conducting a pilot study in the United States for our Endofit AUI device, and a clinical study in China for our thoracic EndoFit device.

VascuTape Radiopaque Tape

VascuTape Radiopaque Tape is a flexible, medical-grade tape with centimeter or millimeter markings printed in our proprietary radiopaque ink that is visible both to the eye and to an x-ray machine or fluoroscope. VascuTape Radiopaque Tape is applied to the skin and provides vascular surgeons and interventionalists with a simple way to cross-reference precisely between the inside and the outside of a patient’s body, allowing them to accurately size or locate tributaries or lesions beneath the skin. VascuTape Radiopaque Tape enables smaller skin incisions, more accurate lesion location, more precise stent and catheter sizing and reduced contrast injections. VascuTape Radiopaque Tape was invented by our founder, George D. LeMaitre, M.D., and received FDA 510(k) clearance in 1993.

Our VascuTape product line is currently sold in the United States, the European Union, Japan and many other foreign jurisdictions.

Dialysis Access

Dialysis is an intravenous therapy, typically performed three or more times per week, that removes toxins and excess fluids from the bloodstream in end stage renal disease patients. Dialysis requires access to the patient’s bloodstream through large needles or catheters. Our dialysis access product is used in surgical procedures that facilitate the creation of dialysis access sites, typically in a patient’s arm. Vascular surgeons perform a critical role in the care and treatment of end stage renal disease by creating and maintaining these access sites.

AnastoClip Vessel Closure System

The AnastoClip Vessel Closure System is a titanium clip implanted by vascular surgeons to attach vessels, native and prosthetic, to each other. The AnastoClip Vessel Closure System creates an interrupted anastomosis, or a vessel attachment, that is designed to expand and contract as the vessel pulses, which we believe improves the durability of the anastomosis. The AnastoClip Vessel Closure System has the further advantage that it does not puncture the vessel wall and disrupt blood flow. A retrospective 1,110-patient clinical study published in the August 2003 Journal of Vascular Surgery found that the AnastoClip Vessel Closure System improved 24-month patency versus traditional continuous sutures from approximately 34% to 54% in arterio-venous fistulae, which are surgical attachments of arteries and veins, and from approximately 17% to 36% in prosthetic grafts attachments. Patency data was collected from a total of 1,385 vascular access anastomoses. We acquired the AnastoClip Vessel Closure System product line and related operations from Tyco Healthcare in February 2004.

Our AnastoClip Vessel Closure System product line is currently sold in the United States, the European Union, Japan and many other foreign jurisdictions.

Vascular Products

Our vascular products are used primarily in open vascular surgery for the treatment of peripheral vascular disease.

Expandable LeMaitre Valvulotome

The Expandable LeMaitre Valvulotome cuts valves in the saphenous vein, a vein that runs from the ankle to the groin, so that it can function as a bypass vessel to carry blood past diseased arteries to the lower leg or the foot. The Expandable LeMaitre Valvulotome is the only self-sizing, self-centering valvulotome available. We believe the Expandable LeMaitre Valvulotome reduces costs for hospitals by enabling less invasive bypass surgery to be performed with several one-inch incisions rather than one continuous ankle-to-groin incision, thereby reducing the length of hospital stays and the likelihood of wound complications. The Expandable LeMaitre Valvulotome is the sixth generation of the fixed-diameter valvulotome developed by our founder, George D. LeMaitre, M.D.

Our Expandable LeMaitre Valvulotome product line is currently sold in the United States, the European Union, Japan and many other foreign jurisdictions.

Pruitt-Inahara Carotid Shunt

The Pruitt-Inahara Carotid Shunt is used to temporarily divert, or shunt, blood to the brain while the surgeon removes plaque from the carotid artery in a carotid endarterectomy surgery. Our shunt features occlusion balloons which eliminate the need for clamps, thereby reducing vessel trauma. We acquired the Pruitt-Inahara Carotid Shunt product line and related operations from Horizon Medical in March 2001.

Our Pruitt-Inahara Carotid Shunt product line is currently sold in the United States, the European Union, Japan and many other foreign jurisdictions.

InvisiGrip Vein Stripper

The InvisiGrip Vein Stripper is a single-incision, inversion vein stripper, which is designed to provide a less traumatic alternative to standard vein strippers for the removal of the saphenous vein. Our InvisiGrip device enables the surgeon to complete the procedure in a minimally invasive fashion with just one incision versus a traditional two-incision procedure. We developed this device internally based on a patent we licensed from Robertus Welten, M.D., a vascular surgeon.

Our InvisiGrip product line is currently sold in the United States, the European Union and many other foreign jurisdictions.

LeMaitre Embolectomy Catheters and Pruitt Occlusion and Perfusion Catheters

Embolectomy catheters are used to remove blood clots from arteries or veins. We manufacture single lumen latex and latex-free embolectomy catheters as well as dual lumen embolectomy catheters. The dual lumen embolectomy catheter allows clot removal and simultaneous irrigation or guide-wire steerability. We acquired our LeMaitre Embolectomy Catheter product line and related operations in part from Vermed in June 1999 and in part from Horizon Medical in March 2001.

Occlusion catheters temporarily occlude blood flow to allow the vascular surgeon time and space to complete a given procedure. Perfusion catheters temporarily perfuse blood and other liquids into the vasculature. As with our Pruitt-Inahara Carotid Shunt, our Pruitt Occlusion and Perfusion Catheters reduce vessel trauma by using internal balloon fixation rather than traditional external clamp fixation. We acquired our Pruitt Occlusion and Perfusion Catheter product lines and related operations from Horizon Medical in March 2001.

Our embolectomy, occlusion and perfusion catheters are currently sold in the United States, the European Union, Japan and many other foreign jurisdictions.

General Surgery Products

Reddick Cholangiogram Catheter and Laparoscopic Accessories

The Reddick Cholangiogram Catheter is used to inject dye into the cystic duct during a laparoscopic cholecystectomy. In this procedure the gall bladder is dissected and removed through small punctures in the abdomen. We also offer two laparoscopic accessories used in laparoscopic gall bladder removal, the Reddick-Saye Screw and the Grice Suture Needle, which we license from third parties. We acquired the Reddick Cholangiogram Catheter and laparoscopic accessory product lines and related operations from Horizon Medical in March 2001.

Our Reddick Cholangiogram Catheter and laparoscopic accessory product lines are currently sold in the United States, the European Union and many other foreign jurisdictions.

OptiLock Implantable Port

Vascular access ports are implanted into the body and used for central venous administration of chemotherapy, fluids, nutrients and other therapies as well as for blood sampling for diagnostic purposes. Our OptiLock Implantable Port is a plastic port with a differentiated connection system design that allows physicians to securely connect the catheter to the port. We acquired the OptiLock Implantable Port product line and related operations from Vermed in June 1999.

Our OptiLock Implantable Port product line is currently sold in the United States, the European Union and many other foreign jurisdictions.

Clinical Studies

We conduct clinical studies in order to obtain regulatory approval and provide marketing data for our product lines. The goal of a clinical study is to evaluate the safety and/or clinical effectiveness of a device or the substantial equivalence to another device. We are currently conducting two clinical studies:

•

EndoFit AUI Stent Graft (U.S. Clinical Study).    In October 2002, the previous owner of our EndoFit product line commenced a pilot study in the United States to support a possible PMA application for the AUI version of the EndoFit Aortic Stent Graft. We took over this study at the time of our acquisition of Endomed, Inc. in February 2005. In this study, we are seeking to demonstrate successful aneurysm exclusion without perioperative death, myocardial infarction, stroke, limb loss or surgical conversion. We may enroll up to 70 patients in this pilot study and have enrolled 48 patients as of September 30, 2006. A pilot study is a preliminary study and is not a pivotal trial, which would be the principal basis for PMA approval. In May 2006, we submitted an investigational device exemption, or IDE, supplemental application to the FDA to begin a pivotal clinical trial to evaluate the safety and effectiveness of the AUI version of the EndoFit Aortic Stent Graft in the treatment of aorto, aorto-iliac and/or iliac aneurysms. Because the EndoFit Aortic Stent Graft is a “significant risk” device for regulatory purposes, we cannot start our pivotal trial for the device until we receive the FDA’s approval of our supplemental application. In September 2006, we received conditional approval from the FDA to commence the pivotal trial, which we refer to as the UNITE study, provided that we resolve the issues identified in the conditional approval letter to the FDA’s satisfaction. We are working to resolve these deficiencies so that we may proceed with the trial. If we achieve FDA approval to proceed with the trial, we plan to enroll 90 patients at up to 14 institutions. The primary effectiveness endpoint of the study is based on aneurysm exclusion as evaluated through one-year follow-up.

•	EndoFit Thoracic Stent Graft (Chinese Clinical Study). In August 2005, we commenced a clinical study to obtain approval from the Chinese State Food and Drug Administration, or SFDA, of our EndoFit Thoracic Stent Graft. In this study, we are seeking to demonstrate successful aneurysm exclusion without perioperative death, myocardial infarction, stroke, limb loss or surgical conversion. We plan to enroll 30 patients and have enrolled 28 patients as of September 30, 2006. There is a six-month follow-up period for each patient implanted with the device.

We are also sponsoring a multi-center, non-randomized pilot registry in the European Union, which we refer to as the DEDICATED registry, to evaluate the use of the EndoFit Thoracic Stent Graft in treating type B dissections, a separation of the layers of the aortic wall that often leads to rupture and death. Certain configurations of our EndoFit Thoracic Stent Graft are already indicated for use in the treatment of type B dissections, and the registry is intended to support an enhanced marketing claim and provide the medical community with safety and efficacy data specific to this particular pathology. We plan to enroll 100 patients and have enrolled 9 patients as of September 30, 2006. There are one-, three- and six-month follow-up periods after the procedure.

Clinical studies are subject to a number of factors that can influence results, making it difficult to draw general conclusions. Peripheral vascular studies have historically involved very few patients, with even fewer patients available for long-term follow up and analysis. Among a small number of treated patients, these factors can influence the significance of clinical study results. Consequently, findings from one study should not be used to predict limitations or benefits of a particular means of treatment. We continually evaluate the potential financial benefits and costs of our clinical studies and the products being evaluated in them. If we determine that the costs associated with obtaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with our investment horizon, we may choose to stop a clinical study and/or the development of a product. See “Risk Factors—Our EndoFit products are in clinical studies. If these clinical studies are unsuccessful, or if the FDA or other regulatory agencies do not accept or approve the results of such studies, these products may not successfully come to market and our business prospects may suffer.”

Sales

The following table sets forth as of September 30, 2006 the number of our direct sales representatives and regional sales managers by geographic location:

Territory	Number of Sales Representatives	Number of Regional Sales Managers	Total Sales Professionals
United States	24	6(1)	30(1)
European Union	10	6(2)	16(2)
Japan	2	1	3

Total	36	13	49

(1)	Includes our Vice President, North American Sales.
(2)	Includes two export managers.

We believe the expansion of our direct sales force has been a key factor in our success and it remains one of our primary strategies. We intend to accelerate the expansion of our sales force. In the United States, for example, we sell directly to hospitals but do not have sales coverage in several large markets. Outside the United States, we expect to significantly expand direct sales coverage, including, in the near term, in Japan and France.

Outside our direct markets, as of September 30, 2006, we sell our products in 56 countries through a network of country-specific distributors, managed by two export managers based in Europe. We typically sign exclusive distribution agreements with terms of up to three years specifying minimum annual sales volumes and pricing. These agreements are only renewable by mutual agreement.

Marketing

We believe that our direct marketing efforts are critical to our brand development and continued success. Until 1998, we had no direct sales force and instead relied on direct marketing to generate brand awareness and product loyalty. We believe that our history as a direct marketer of medical devices serves us well today, allowing us to market to vascular surgeons beyond the reach of our direct sales force. Our direct marketing efforts are extensive. For example, in 2005, we conducted the following programs:

•	We mailed over 140,000 brochures and direct mail pieces to vascular surgeons and interventionalists;

•	We placed 32 full-page ads in vascular journals;

•	We exhibited our devices at 63 vascular society congresses; and

•	We trained 95 vascular surgeons in the use of our products.

Surgeon training is an important component of our marketing program. Through hands-on training at our nine training centers in the United States and the European Union, we have been able to educate physicians on the clinical efficacy, performance, ease of use, value and other advantages of our products. We also provide, from time to time, surgeon-to-surgeon support for our devices telephonically from vascular surgeon product experts. In addition, five surgeon inventors of our products are also available to answer questions, including Drs. George D. LeMaitre (Expandable LeMaitre Valvulotome), J. Crayton Pruitt (Pruitt-Inahara Carotid Shunt), Wolff M. Kirsch (AnastoClip Vessel Closure System), Robertus Welten (InvisiGrip Vein Stripper) and Eddie J. Reddick (Reddick Cholangiogram Catheter).

Manufacturing

Our manufacturing facilities are located in Burlington, Massachusetts and include a 5,556 square foot ISO 14644-1 Class 8 clean room and a 2,100 square foot ISO 14644-1 Class 7 clean room.

As a result of the six acquisitions we executed between 1998 and 2005, we have operated factories in a variety of locations including France; the United Kingdom; St. Petersburg, Florida; Lawrence, Massachusetts; and Phoenix, Arizona. All of our manufacturing operations have been relocated to our Burlington, Massachusetts headquarters in an effort to reduce costs and bring manufacturing closer to our research and development personnel.

We manufacture certain proprietary components and assemble, inspect, test and package our finished products. By designing and manufacturing many of our products from raw materials, and assembling and testing our subassemblies and products, we believe that we can maintain better quality control, ensure compliance with applicable regulatory standards and our internal specifications, limit outside access to our proprietary technology, ensure adequate product supply and make design modifications in a timely manner. We have custom-designed proprietary manufacturing and processing equipment and have developed proprietary enhancements for existing production machinery.

All of our products are built to stock. In addition, about 39% of our EndoFit Aortic Stent Grafts are custom-made for specific anatomies as requested by physicians. We believe our custom manufacturing of stent grafts is a competitive advantage that engenders surgeon loyalty and brand awareness.

Our management information systems provide us with the ability to evaluate our performance, collect business intelligence and make better strategic decisions. These systems include order entry, invoicing, on-line inventory management, lot traceability, purchasing, shop floor control and shipping and distribution analysis, as well as various accounting-oriented functions. During day-to-day operations, these systems enable us to track our products from the inception of an order through all parts of the manufacturing process through delivery of the product to the customer.

We have implemented a variety of manufacturing strategies and techniques with the goal of improving our gross margin and increasing product quality. By instituting lean manufacturing techniques, also known as Kaizen, we have been able to eliminate waste in the form of excess time, space and materials from several of our production lines, while simultaneously improving quality through single piece manufacturing flow.

We purchase components from third parties. Most of our components are readily available from several supply sources, but we rely on single and limited source suppliers for several of our key product components. We do not have contractual arrangements with most of these suppliers, and we order our supplies on an as-needed basis. To date, we have been able to obtain adequate supplies of all product and components in a timely manner from existing sources.

Any disruption in our manufacturing capacity could impact our ability to produce sufficient inventory and meet the demands of our customers, which could adversely affect our financial condition and results of operations.

Our Burlington facilities have been certified to ISO 13485:2003 standards, as well as the CMD/CAS Canadian Medical Device Regulations. ISO 13485 is a quality management system standard. Obtaining ISO 13485 certification enables us to satisfy certain regulatory requirements of the European Union. If we were to lose these certifications, we would no longer be able to sell our products in these countries until we made the necessary corrections to our operations or satisfactorily completed an alternate European Union approval route that did not rely on compliance with quality system standards. Our manufacturing facilities are subject to periodic inspections by regulatory authorities and our Notified Body to ensure compliance with domestic and non-U.S. regulatory requirements. See “—Government Regulation.”

Research and Development

Our research and development has primarily focused on developing improvements and extensions to our product lines and improving manufacturing techniques and processes. Our product development efforts are currently focused on next-generation improvements to our EndoFit Aortic Stent Graft, including design modifications to the stent graft and to the delivery system.

Our products are subject to our design control validation procedures throughout the various stages of product development. These procedures include bench testing, animal testing, human use testing conducted by independent physicians and post-market surveillance of product performance. We use feedback received from these physicians to demonstrate product functionality, safety and effectiveness before obtaining regulatory approval and commencing full-scale marketing of any product.

For fiscal 2003, 2004 and 2005, our research and development expenditures, including our clinical study expenditures, were $2.3 million, $2.1 million and $3.0 million, respectively, and constituted between 8% and 11% of net sales. As of September 30, 2006, our research and development staff consisted of seven full-time engineers and technicians.

Competition

The markets in which our nine product lines compete are characterized by rapid change resulting from technological advances and scientific discoveries. No one company competes against us in all of our product lines. Rather, we compete with a range of companies including large, publicly-traded device companies and small, privately-held companies. Notable competitors include C.R. Bard, Inc., Edwards LifeSciences Corporation, W. L. Gore & Associates, Medtronic, Inc., Cook Group Incorporated, Applied Medical Resources Corporation, VNUS Medical Technologies, Inc. and Uresil, LLC.

Our products compete primarily on the basis of their unique technology, quality, reliability, ease of use, cost-effectiveness, physician familiarity, brand recognition and service support. Several of our products are sold at higher prices than those of our competitors. We believe that our continued success will depend on our ability to broaden our direct sales channel, acquire or develop additional vascular device product lines, obtain patent or other product protections, obtain regulatory and reimbursement approvals, maintain sufficient inventory to meet customer demand, and attract and retain skilled personnel.

Many of our competitors have substantially greater financial, technological, research and development, regulatory, marketing, sales and personnel resources than we do. Certain of these competitors may also have greater experience in developing products, obtaining regulatory approvals, and manufacturing and marketing such products. Certain of these competitors may obtain patent protection or regulatory approval or clearance, or achieve product commercialization, before us, any of which could materially adversely affect us.

Intellectual Property

We believe that our success is dependent, to a great extent, on the development and maintenance of proprietary aspects of our technologies. We rely on a combination of patents, trademarks, trade secret laws, and confidentiality and invention assignment agreements to protect our intellectual property rights.

As of September 30, 2006, we own or have rights in 33 issued U.S. patents, four pending U.S. patent applications, 49 issued foreign patents, and 13 pending foreign patent applications, certain of which relate to various aspects of our products or manufacturing processes. For example, of these issued patents, 26 U.S. patents relate to our endovascular and dialysis products which have 35 corresponding issued foreign patents that we own or in which we have rights, four U.S. patents relate to our vascular products which have 13 corresponding issued foreign patents that we own or in which we have rights, and one U.S. patent relates to our general surgery products which has no corresponding issued foreign patents that we own or in which we have rights. The majority of our issued U.S. patents are set to expire at various times from 2012 to 2020. We do not expect the near term expiration of any of our issued U.S. patents to adversely affect our intellectual property position.

We intend to file and prosecute patent applications for our technology in jurisdictions where we believe that patent protection is effective and advisable. Generally, for products that we believe are appropriate for patent protection, we will attempt to obtain patents in the United States, Japan and key markets of the European Union. However, depending on circumstances, we may not apply for patents in all or any of those jurisdictions, or we may pursue patent protection elsewhere.

Notwithstanding the foregoing, the patent positions of medical device companies, including our company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of our pending patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will be circumvented by a more basic patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent the subject matter covered by each of our pending U.S. patent applications or that we were the first to file non-U.S. patent applications for such subject matter. In 2005 and 2006, respectively, Boston Scientific Corporation initiated opposition proceedings in the European Patent Office to oppose our granted European patent number 1,202,682, or the 682 patent, related to an ePTFE intraluminal device such as certain of our EndoFit stent grafts, and to oppose our granted European patent number 1,148,838, or the 838 patent, related to an ePTFE vascular prosthesis such as certain of our EndoFit stent grafts. Depending on the course of the opposition proceedings, the granted patent claims in the 682 patent will be amended or may be cancelled while the 838 patent may survive unamended, may be amended, or may be cancelled. We can not assure you that we will be successful in defending these oppositions.

If a third party files a patent application relating to an invention claimed in our patents or patent applications, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such a proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that our patents, if issued, would be upheld as valid in court.

Third parties may claim that our products infringe on their patents and other intellectual property rights. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management’s time and effort. Such claims could also cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the claim.

Certain aspects of our products are the subjects of patents held by third parties. We manufacture, market and sell these products pursuant to license agreements with these third parties. These arrangements require us to pay royalties, typically determined as a percentage of our net sales for the underlying product. If we fail to make these payments or otherwise fail to observe the terms of these agreements, we may lose our ability to sell these products. For example, we manufacture, market and sell our EndoFit Aortic Stent Graft pursuant to a sublicense from Bard Peripheral Vascular, Inc., a subsidiary of C.R. Bard, Inc., to a U.S. patent covering aspects of ePTFE. In addition, our arrangement with Bard also precludes us from assigning the agreement to a third party, including in connection with the sale of 30% or more of our capital stock or all or substantially all of our assets, without the prior consent of Bard. The loss by us of our right to manufacture, market and sell our EndoFit Aortic Stent Graft could adversely affect our business and results of operations, perhaps materially. We also manufacture, market and sell our AnastoClip Vessel Closure System pursuant to a license with a third-party patent holder.

We believe that our strong brands have been an important factor in our success. We rely on common law and registered trademarks to protect our product brands. Some of our registered trademarks are set forth below.

Registered Trademark	Geographic Coverage
LeMaitre	U.S. (Supplemental Register), EU, Japan, Canada, Australia

LeMaitre Vascular Logo	U.S., EU

Pruitt-Inahara	U.S., EU, Japan, Canada, Australia

EndoFit	U.S., EU, Japan, Canada

VascuTape	U.S., EU, Japan, Canada, Australia

Glow ‘N Tell	U.S., EU, Japan, Canada, Australia

Reddick	U.S., EU

AnastoClip	U.S.

We rely on trade secret protection for certain unpatented aspects of other proprietary technology. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques, that others will not gain access to our proprietary technology or disclose such technology, or that we can meaningfully protect our trade secrets. We have a policy of requiring key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. Our confidentiality agreements also require our employees to assign to us all rights to any inventions made or conceived during their employment with us. We also generally require our consultants to assign to us any inventions made during the course of their engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of confidential information or inventions.

The laws of foreign countries generally do not protect our proprietary rights to the same extent as do the laws of the United States. In addition, we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

Government Regulation

The products we manufacture and market are subject to regulation by the FDA, and, in some instances, other federal and state authorities and foreign governments.

United States Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA. FDA regulations govern, among other things, product development, testing, manufacture, packaging, labeling, storage, clearance or approval, advertising and promotion, sales and distribution, and import and export.

Premarket Pathways

Medical devices must receive either 510(k) clearance or premarket application approval, or PMA approval, from the FDA prior to commercial distribution. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Class II devices may be subject to special controls such as performance standards and FDA guidelines that are not applied to class I devices. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or to a preamendment class III device (i.e., in commercial distribution before May 28, 1976) for which PMA applications have not been called, are placed in class III requiring PMA approval. In most cases, a user fee is required for 510(k) submissions and PMA applications.

510(k) Clearance.    To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device,” i.e., a previously 510(k) cleared class I or class II device or a preamendment class III device for which the FDA has not yet called for PMA applications. The FDA’s 510(k) clearance pathway usually takes from four to twelve months, but it can last longer. In reviewing a premarket notification, the FDA may request additional information, including clinical data. All of our devices to date are marketed in the United States pursuant to the 510(k) process.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

PMA Approval.    The PMA approval pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance procedures in the manufacturing process.

If the FDA approves a PMA, the approved indications or claims may be more limited than those originally sought. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.

Clinical Trials.    A clinical trial is typically required to support a PMA application and is sometimes required to support 510(k) clearance. In some cases, one or more smaller pilot IDE studies may precede a pivotal IDE clinical trial intended to comprehensively demonstrate the safety and effectiveness of the investigational device.

All clinical studies of investigational devices must be conducted in compliance with the FDA’s extensive requirements. If an investigational device could pose a significant risk to patients (as defined in the regulations), the FDA, prior to initiation of clinical use, must approve an IDE application showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. A nonsignificant risk device does not require submission to the FDA of an IDE application. Both significant risk and nonsignificant risk investigational devices require approval from institutional review boards, or IRBs, at the study centers where the device will be used. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices and comply with all reporting and record keeping requirements. Required records and reports are subject to inspection by the FDA. Prior to granting PMA approval, the FDA typically inspects the records relating to the conduct of the study and the clinical data supporting the PMA application for compliance with IDE requirements.

Although the QSR does not fully apply to investigational devices, the requirement for controls on design and development does apply. The sponsor also must manufacture the investigational device in conformity with the quality controls described in the IDE application and any conditions of IDE approval that FDA may impose with respect to manufacturing.

Historically, our products have been introduced into the market using the 510(k) clearance procedure and we have never used the more burdensome PMA procedure for any of the products that we currently market or sell in the United States. We expect that the FDA will require our EndoFit AUI Stent Graft to undergo the PMA process.

Postmarket Regulation

After a device is placed on the market, regardless of the classification or premarket pathway, significant regulatory requirements apply. These include:

•	establishment registration and device listing with the FDA;

•	the QSR, which requires finished device manufacturers, including third-party or contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of manufacturing;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses and other requirements related to promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Non-compliance with applicable FDA requirements can result in, among other things, public warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us to enter into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result.

In March 2006, the FDA inspected our facilities in Burlington, Massachusetts for three days. The inspection resulted in the issuance of a formal notification, or Form FDA-483, listing three observations. Specifically, the FDA observed that we did not adequately document corrective and preventive actions taken by us to address quality problems, we did not identify all actions needed to prevent the recurrence of nonconforming product and other quality problems, and we had an incomplete procedure for implementing and recording actions taken to correct and prevent identified quality problems. While we have revised our procedures and conducted additional training to address the FDA’s findings, we cannot assure you that we will be successful in implementing these changes or that the FDA will agree that our implementation is adequate. If the FDA finds that we are not in substantial compliance with the QSR, the FDA may issue a public warning letter or take other enforcement action against us and our operations could be disrupted and our manufacturing delayed.

Non-U.S. sales of medical devices manufactured in the United States that are not approved or cleared by the FDA for use in the United States, or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA’s regulatory procedures for exporting unapproved devices.

Other

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed, and federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We are subject to various federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, federal law prohibits payments of any form that are intended to induce a referral for any item payable under Medicare, Medicaid or any other federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

We are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe that we have complied with theses laws and regulations in all material respects and to date have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental regulations in the future.

Non-U.S. Regulation

Sales of medical devices are subject to regulatory requirements in many countries. The regulatory review process may vary greatly from country to country. For example, the European Union has adopted numerous directives and standards relating to medical devices regulating their design, manufacture, clinical trials, labeling and adverse event reporting, including the Medical Devices Directive (93/42/EEC), which is applicable to our products. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear a Conformité Européenne, or CE mark, indicating that the device conforms with the essential requirements of the applicable directive and can be commercially distributed in countries that are members of the European Union, as well as Iceland, Lichtenstein, Norway and Switzerland. The member states of the European Union have implemented the directives into their respective national law, and have each established a “Competent Authority” to apply the directive in its territory.

The Directive defines a classification system placing devices into Class I, IIa, IIb, or III, depending on the risks and characteristics of the medical device. The Directive also defines the essential requirements that devices must meet before being placed on the market, establishes assessment procedures for approving a device for marketing, and creates mechanisms for national authorities to manage implementation or to intervene when public health requires. Essential requirements include manufacturing, design, performance, labeling and safety requirements, and may include providing certain clinical data. These requirements vary based on the type of the device and other related factors.

A manufacturer of low risk devices typically may demonstrate conformity to the essential requirements based on a self-declaration. The European Standardization Committees have adopted numerous harmonized standards for specific types of medical devices. Compliance with relevant standards establishes a presumption of conformity with the essential requirements. Higher risk devices generally must use a “Notified Body”—an appointed independent third party to assess conformity. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s devices. An assessment by a Notified Body in one country within the European Union is generally required in order for a manufacturer to commercially distribute the product throughout the European Union. Most of our devices are considered higher risk devices that require Notified Body assessment.

The European medical device laws also address the advertising and promotion of medical devices, clinical investigations and requirements for handling adverse events. Post-market surveillance of medical devices in the European Union is generally conducted on a country-by-country basis; however, the Directive sets forth certain specific requirements for reporting adverse events. The Medical Device Vigilance system is the mechanism by which adverse event reporting is managed and monitored in the European Union.

In some cases, we rely on our non-U.S. distributors to obtain premarket approvals, complete product registrations, comply with clinical trial requirements and complete those steps that are customarily taken in the applicable jurisdictions in connection in those countries to comply with governmental and quasi-governmental regulation. In the future, we expect to continue to rely on distributors in this manner in those countries where we continue to market and sell our products through them.

There can be no assurance that new laws or regulations or new interpretations of laws and regulations regarding the release or sale of medical devices will not delay or prevent sale of our current or future products.

Third-Party Reimbursement

United States

Healthcare providers that purchase medical devices generally rely on third-party payors, including the Medicare and Medicaid programs and private payors, such as indemnity insurers, employer group health insurance programs and managed care plans, to reimburse all or part of the cost of the products. As a result, demand for our products is and will continue to be dependent in part on the coverage and reimbursement policies of these payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Furthermore, payments from Medicare, Medicaid and other third-party payors are subject to legislative and regulatory changes and are susceptible to budgetary pressures.

In the United States, third-party payors generally pay healthcare providers directly for the procedures they perform, and in certain instances for the products they use. However, in many cases, third-party payors operate by reimbursing patients for all or part of the charges that patients pay for procedures and products used in connection with those procedures. In either case, our sales volumes depend on the extent to which third-party payors cover our products and the procedures in which they are used. In general, a third-party payor only covers a medical product or procedure when the plan administrator is satisfied that the product or procedure is medically necessary by improving health outcomes, including quality of life or functional ability, in a safe and cost-effective manner. Even if a device has received clearance or approval for marketing by the FDA, there is no assurance that third-party payors will cover the cost of the device and related procedures in which the device is used.

In many instances, third-party payors cover the procedures performed using our products using price fee schedules that do not vary reimbursement to reflect the cost of the products and equipment used in performing those procedures. In other instances, payment or reimbursement is separately available for the products and equipment used, in addition to payment or reimbursement for the procedure itself. Even if coverage is available, third-party payors may place restrictions on the circumstances where they provide coverage or may offer reimbursement that is not sufficient to cover the cost of our products. Many of the products that compete with ours are less expensive. Therefore, although coverage may be available for our products and the related procedures, the levels of approved coverage may not be sufficient to justify using our products instead of those of competitors.

Third-party payors are increasingly challenging the prices charged for medical products and procedures and, where a reimbursement model is used, introducing maximum reimbursements for the procedures they cover. We believe that the minimally invasive procedures in which our products are used are generally less costly than open surgery because they frequently result in shorter hospitalization times. However, there is no guarantee that these procedures will be reimbursed. Third-party payors may not consider these minimally invasive procedures to be cost-effective and therefore refuse to authorize coverage.

Finally, the advent of contracted fixed rates per procedure has made it difficult to receive separate reimbursement for disposable products, even if the use of these products improves clinical outcomes. In addition, many third-party payors are moving to managed care systems in which providers contract to provide comprehensive healthcare for a fixed cost per person. Managed care providers often attempt to control the cost of healthcare by authorizing fewer elective surgical procedures. Under current prospective payment systems, such as the diagnosis related group system and the hospital out-patient prospective payment system, both of which are used by Medicare and in many managed care systems used by private third party payors, the reimbursement for our products will be incorporated into the overall reimbursement of a procedure and there will be no separate reimbursement for our products. As a result, we cannot be certain that hospital administrators and physicians will purchase our products.

If hospitals and physicians cannot obtain adequate reimbursement for our products or the procedures in which they are used, our business, financial condition and results of operations could suffer a material adverse impact.

Non-U.S.

Our success in non-U.S. markets will depend largely upon the availability of reimbursement from the third-party payors through which healthcare providers are paid in those markets. Reimbursement and healthcare payment systems in non-U.S. markets vary significantly by country. The main types of healthcare payment systems are government sponsored healthcare and private insurance. Reimbursement approval must be obtained individually in each country in which our products are marketed. Outside the United States, we generally rely on the distributors who sell our products to obtain reimbursement approval for those countries in which they will sell our products. There can be no assurance that reimbursement approval will be received.

Fraud and Abuse Laws

Anti-Kickback Statutes

The federal healthcare programs’ Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under a federal healthcare program such as Medicare or Medicaid. The definition of remuneration has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute to prohibit remunerative arrangements in which any one purpose of the arrangement is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs. The law contains a few statutory exceptions, including payments to bona fide employees, certain discounts and certain payments to group purchasing organizations. Violations can result in significant penalties, imprisonment and exclusion from Medicare, Medicaid and other federal healthcare programs. Exclusion of a manufacturer would preclude any federal healthcare program from paying for its products. In addition, some enforcement officials and private litigants have argued that kickback arrangements can provide the basis for an action under the Federal Civil False Claims Act, which is discussed in more detail below.

Government officials have focused recent enforcement efforts on, among other things, the sales and marketing activities of healthcare companies and device manufacturers, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. Settlements of these cases by healthcare companies have involved significant fines and/or civil penalties and, in some instances, criminal pleas.

In addition to the Federal Anti-Kickback Statute, many states have their own kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same exceptions or safe harbors. In some states, these anti-kickback laws apply with respect to all payors, including commercial health insurance companies.

False Claims Laws

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a claim paid. Manufacturers can be held liable under false claims laws, even if they do not submit claims to the government, if they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about its products to customers that file claims or engaging in kickback arrangements with customers that file claims. The Federal Civil False Claims Act also includes whistleblower provisions that allow private citizens to bring suit against an entity or individual on behalf of the United States and to recover a portion of any monetary recovery. Many of the recent highly publicized settlements in the healthcare industry related to sales and marketing practices have been cases brought under the Civil False Claims Act. Many states also have statutes or regulations prohibiting the submission of false claims, and these laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Fraud on a Health Benefit Program and False Statements

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created a number of new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and wilfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and wilfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Privacy and Security

HIPAA and the rules promulgated thereunder require certain entities, referred to as covered entities, to comply with established standards, including standards regarding the privacy and security of protected health information, or PHI. These standards apply to, among other things, the use and disclosure of health information for research purposes, and require the covered entity to obtain the written authorization of the subject (or an appropriate waiver) before using or disclosing the PHI for purposes related to research, including to sponsors. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their business associates, as such term is defined by HIPAA, which, among other things, obligate the business associates to safeguard the covered entity’s PHI against improper use and disclosure. While not directly regulated by HIPAA, a business associate may face significant contractual liability pursuant to such an agreement if the business associate breaches the agreement or causes the covered entity to fail to comply with HIPAA.

In the event we change our business operations and become a business associate, we would be subject to obligations under business associate agreements regarding the use and disclosure of PHI; in addition, we would incur compliance-related costs in meeting those obligations, and could incur significant liability if we failed to meet them.

In addition, HIPAA’s criminal provisions could potentially be applied to a non-covered entity that aided and abetted the violation of, or conspired to violate HIPAA, although we are unable at this time to determine conclusively whether our actions, as a non-covered entity, could be subject to prosecution in the event of an impermissible disclosure of health information to us. Also, many state laws regulate the use and disclosure of health information, and are not necessarily preempted by HIPAA, in particular those laws that afford greater protection to the individual than does HIPAA; such state laws could affect us and the manner in which we conduct research and other aspects of our business. Finally, in the event we change our business model and become a HIPAA covered entity, we would be directly subject to HIPAA, its rules and its civil and criminal penalties.

Legal Proceedings

We are not party to any material pending or threatened litigation.

Facilities

Our principal worldwide executive, distribution and manufacturing operations are located at a 27,098 square foot leased facility and a nearby 7,477 square foot leased facility, located in

Burlington, Massachusetts. In addition, our international operations are headquartered at a 12,841 square foot leased facility located in Sulzbach, Germany, and our Asia operations are located at a 2,140 square foot leased facility located in Tokyo, Japan. The lease for our two Burlington facilities and our Sulzbach and Tokyo facilities expire in 2008, 2006, 2010 and 2007, respectively. Based on our current operating plan, we believe our current facilities are adequate.

Employees

We had 206 full time employees at September 30, 2006. Of these employees, 109 were in manufacturing and research and development, 65 were in sales and marketing, 10 were in clinical, regulatory and quality assurance and 22 were in general and administrative. We have never had a work stoppage and none of our employees is covered by a collective bargaining agreement. We believe our employee relations are good.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of September 30, 2006:

Name	Age	Position
George W. LeMaitre	42	Chairman of the Board, President and Chief Executive Officer
David B. Roberts	42	Chief Financial Officer and Director
Peter R. Gebauer	52	President, International Operations
Trent G. Kamke	36	Senior Vice President, Operations
Joseph P. Pellegrino, Jr.	42	Executive Vice President, Finance
Aaron M. Grossman	35	General Counsel
Kevin D. Kelly	38	Vice President, North American Sales
Maik D. Helmers	32	Vice President, Central European Sales
Kimberly L. Cieslak	33	Vice President, Marketing
Jonathan W. Ngau	32	Vice President, Information Technology
Cornelia W. LeMaitre	70	Vice President, Human Resources and Director
Ryan H. Connelly	29	Director of Research and Development
George D. LeMaitre, M.D.	72	Director
Lawrence J. Jasinski(1)(2)	49	Director
Michael C. Jackson(1)(2)	66	Director
David N. Gill(1)(3)	51	Director
Duane M. DeSisto(1)(3)	52	Director
Guido J. Neels(2)(3)	58	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

George W. LeMaitre has served as our President and Chief Executive Officer, and as a member of our board of directors since 1992, serving as our Chairman since 2004. Previously, Mr. LeMaitre was an investment banking analyst at Lehman Brothers, an associate at the leveraged buyout firm McCown De Leeuw and a credit analyst for Connecticut National Bank. Mr. LeMaitre holds a B.A. in History from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

David B. Roberts has served as our Chief Financial Officer since 2000 and has served as a member of our board of directors since 2001. Mr. Roberts joined LeMaitre Vascular in 1997 as Vice President of Business Development. From 1994 to 1997, Mr. Roberts held several positions at BUCA, Inc., an operator of Buca di Beppo restaurants, most recently serving as Vice President of Development and prior to that as Director of Finance. From 1992 to 1994, Mr. Roberts held several positions at Hancock Venture Partners, most recently serving as an Associate. Mr. Roberts holds a B.A. in Business Economics and History magna cum laude from Brown University and an M.B.A. from the Stanford University Graduate School of Business.

Peter R. Gebauer has served as our President, International Operations since 1997. From 1980 to 1996, Mr. Gebauer worked at IMPRA, Inc., a manufacturer of ePTFE vascular grafts, most recently serving as Vice President of Marketing and International Business and, prior to that, developing international sales and marketing organizations in Europe from 1980 to 1987. Mr. Gebauer holds a B.S. in Business from the University of New Hampshire.

Trent G. Kamke has served as our Senior Vice President, Operations since 2005. Mr. Kamke joined LeMaitre Vascular in 1997 as Quality Assurance Manager. From 1999 to 2005, Mr. Kamke

served as our Vice President, Operations. Prior to joining LeMaitre Vascular in 1997, Mr. Kamke was employed by Haemonetics Corporation, which designs, manufacturers and markets automated blood processing equipment. Mr. Kamke holds a B.A. in Physics from Colby College and a B.E. from the Thayer School of Engineering at Dartmouth College.

Joseph P. Pellegrino, Jr. has served as our Executive Vice President, Finance since 2005. From 2003 to 2004, he served as temporary Chief Executive Officer of Affordable Luxuries, a direct marketing company. From 1997 to 2003, Mr. Pellegrino worked at Zoots, Inc., a consumer services company, where most recently he served as Senior Vice President of Operations. Previously, Mr. Pellegrino built and sold a regional mall-based specialty retailing company. Mr. Pellegrino has also served as an investment banking analyst at Lehman Brothers, as part of their mergers and acquisitions group. Mr. Pellegrino holds an A.B. in Economics from Harvard College and an M.B.A. from the Harvard Business School.

Aaron M. Grossman has served as our General Counsel since 2004. Mr. Grossman joined LeMaitre Vascular in 2003 as Director of Legal Affairs. From 1999 to 2002, Mr. Grossman practiced law as an associate in the corporate group of Goulston & Storrs. Mr. Grossman holds an A.B. in Political Science from Vassar College, an M.A.L.D. from the Fletcher School of Law and Diplomacy at Tufts University and a J.D. magna cum laude from Harvard Law School.

Kevin D. Kelly has served as our Vice President, North American Sales since he joined LeMaitre Vascular in 2004. From 1999 to 2004, Mr. Kelly served as Vice President of Sales and Marketing at MedSource Technologies (now Accellent), a medical device manufacturer. Mr. Kelly holds a B.S. and an M.S. in Engineering from Tufts University and an M.B.A. from the Harvard Business School.

Maik D. Helmers has served as our Vice President, Central Europe and Sales since 2006. Mr. Helmers joined LeMaitre Vascular in 1999 as a sales representative for northern Germany, Mr. Helmers was promoted to Sales Manager of Germany in 2001, Austria in 2002, Holland in 2003, and Belgium in 2004. Mr. Helmers holds a Diploma in Sales and Marketing from DVS Germany.

Kimberly L. Cieslak has served as our Vice President, Marketing since 2003. Ms. Cieslak joined LeMaitre Vascular in 1998 as Marketing Coordinator, was promoted to Marketing Manager in 1999 and to Director of Marketing in 2001. Prior to joining LeMaitre Vascular, Ms. Cieslak worked in the insurance division of General Electric, a diversified technology, media and financial services company. Previously, Ms. Cieslak was employed by the law firm Hudson and Co. in London, England. Ms. Cieslak holds a B.A. in Economics from the University of Michigan.

Jonathan W. Ngau has served as our Vice President, Information Technology since 2003 and previously served as our Director of Information Technology from 2000 to 2003. Since joining LeMaitre Vascular in 1996, Mr. Ngau has implemented and managed all information technology, business management software solutions and network security for all of LeMaitre Vascular’s facilities. Mr. Ngau holds a B.A.B.S. in Marketing and Information Systems from Boston University.

Cornelia W. LeMaitre has served as a member of our board of directors since 1992 and as our Vice President, Human Resources since 1998. Mrs. LeMaitre joined LeMaitre Vascular in 1991 and served as the head of marketing from 1991 to 1998. From 1984 to 1991, Mrs. LeMaitre served as Director of Annual Giving at Harvard Medical School and Phillips Academy Andover. Mrs. LeMaitre holds a B.A. in English from College of the Sacred Heart in Newton, Massachusetts, and attended Yale University Graduate School of English.

Ryan H. Connelly has served as our Director of Research and Development since 2006. Mr. Connelly joined LeMaitre Vascular in 2002 and has held the positions of R&D Engineer, Senior R&D

Engineer and Co-General Manager of our Phoenix facility during that time. From 2001 to 2002, Mr. Connelly worked as a research and development engineer at Panduit Corporation, a network and electrical solutions provider. Mr. Connelly holds a B.S. in Mechanical Engineering and an M.S. in Manufacturing Engineering from Boston University.

George D. LeMaitre, M.D. founded LeMaitre Vascular and has served as a member of our board of directors since 1983, serving as Chairman of the Board until February 2004. From 1978 to 1982, he served as Chief of Surgery at Lawrence General Hospital in Lawrence, Massachusetts and from 1988 to 1992, as President of the medical staff of Holy Family Hospital in Methuen, Massachusetts. Dr. LeMaitre received a B.A. in Mathematics from Boston College and an M.D. from Tufts University School of Medicine and trained in surgery at New England Medical Center, Hartford Hospital, and the Carney Hospital. He is a Fellow of the American College of Surgeons, American College of Angiology, New England Vascular Society, Society for Clinical Vascular Surgery and Eastern Vascular Society.

Lawrence J. Jasinski has served as a member of our board of directors since 2003. Mr. Jasinski is the President and Chief Executive Officer of Soteira, Inc., a company specializing in less invasive treatment of orthopaedic compression fractures. From 2000 to 2005, he was President and Chief Executive Officer of Cortek, Inc., a company which developed next generation treatments for degenerative disc disease. From 1985 to 2000, Mr. Jasinski worked at Boston Scientific Corporation (BSC), serving as Vice President of Global Marketing, BSC Vascular, from 1998 to 2000. Mr. Jasinksi received a B.S. in Marketing from Providence College and an M.B.A. from the University of Bridgeport.

Michael C. Jackson has served as a member of our board of directors since 2005. Mr. Jackson is a founding partner of Housatonic Partners, a venture capital firm, which was organized in 1994. He also founded Ironwood Manufacturing Fund, a private equity fund, and Ironwood Partners, an investment banking firm, which were both organized in 2003. Prior to that he was a partner and managing director at Lehman Brothers where he remained an advisory director until 2004. Mr. Jackson is a director of: VoX Communications Corp., an operator of radio stations; The Hampshire Group, Limited, a diversified apparel company; South Florida Media Group, a newspaper publisher; Primary Steel, LLC, a steel distribution business; and NASG, a manufacturer of safety glass. He holds a B.A. in English from Dartmouth College, an M.A. in International Affairs from the School for Advanced International Studies at Johns Hopkins, and an M.B.A. from the New York University Graduate School of Business.

David N. Gill has served as a member of our board of directors since 2006. Mr. Gill has served since July 2005 as Senior Vice President and Chief Financial Officer of NxStage Medical, Inc., which develops and markets systems for the treatment of end stage renal disease and kidney failure. Mr. Gill was the Senior Vice President and Chief Financial Officer of CTI Molecular Imaging, Inc, a publicly traded medical device company from 2002 to 2005, before its sale. Previously, he served from February 2000 to March 2001 as Chief Financial Officer and Director, and from January 2001 to August 2001 as President, Chief Operating Officer and Director of Interland, Inc., a publicly-traded telecom-related company, before its sale. Mr. Gill served from 1996 to 2000 as Chief Financial Officer and from 1997 to 2000 as Chief Operating Officer of Novoste Corporation, a publicly-traded medical device company. Mr. Gill is a director of Idleaire Technologies Corporation, a trucking services company. Mr. Gill holds a B.S. cum laude in Accounting from Wake Forest University and an M.B.A. (with Distinction) from Emory University.

Duane M. DeSisto has served as a member of our board of directors since 2006. Since 2001, Mr. DeSisto has served as the President and Chief Executive Officer of Insulet Corporation, which develops and markets medical devices for the treatment of diabetes. Mr. DeSisto was the Chief Financial Officer of PaperExchange, a privately held wood pulp and paper internet marketplace from 1999 to 2001. Before that, he served as Chief Financial Officer of AAI-Foster Grant. In 1992,

Mr. DeSisto served as Chief Financial Officer of Zoll Medical during its initial public offering. Mr. DeSisto holds a B.S. from Providence College and an M.B.A. from Bryant College.

Guido J. Neels has served as a member of our board of directors since 2006. Mr. Neels is a partner of Essex Woodlands Health Ventures, a venture capital firm. From July 2004 until November 2005, Mr. Neels served as Chief Operating Officer of Guidant Corporation, a world leader in the development of cardiovascular medical products. He was responsible for the global operations of Guidant’s four operating units: Cardiac Rhythm Management, Vascular Intervention, Cardiac Surgery, and Endovascular Solutions. From December 2002 to July 2004, Mr. Neels was Group Chairman, Office of the President, responsible for worldwide sales operations, corporate communications, corporate marketing, investor relations and government relations. In January 2000, he was named president, Europe, Middle East, Africa and Canada. Mr. Neels previously served as vice president of global marketing for Vascular Intervention and as managing director for German and Central European operations. Mr. Neels is a director of Biopure Corporation, a publicly-traded developer and manufacturer of oxygen therapeutics, Radiant Medical, Inc, a medical device company developing technologies to treat ischemic and inflammatory cardiovascular disease, EndGenitor Technologies, Inc., a developer of adult stem cell products, and WMR Biomedical, Inc., a medical device developer focused on cardiovascular, metabolic, inflammatory and fibrotic diseases. Mr. Neels holds a business engineering degree from the University of Leuven in Belgium and an M.B.A. from the Stanford University Graduate School of Business.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. George W. LeMaitre, our Chairman of the Board, President and Chief Executive Officer, is the son of George D. LeMaitre, M.D. and Cornelia W. LeMaitre, each of whom is also a member of the Board of Directors. Mrs. LeMaitre is married to George D. LeMaitre, M.D. and is also our Vice President, Human Resources.

Board of Directors

Our board of directors consists of nine members. Upon the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. For our current directors, Class I directors’ terms will expire at our 2007 annual stockholders’ meeting, Class II directors’ terms will expire at our 2008 annual stockholders’ meeting and Class III directors’ terms will expire at our 2009 annual stockholders’ meeting. Messrs. LeMaitre, Jackson and Roberts are our current Class I directors; Dr. LeMaitre and Messrs. DeSisto and Neels are our current Class II directors; and Mrs. LeMaitre and Messrs. Jasinski and Gill are our current Class III directors. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in the majority of the members of our board of directors.

Directors’ Compensation

We reimburse each member of our board of directors for reasonable travel and other expenses in connection with attending meetings of the board of directors and committees of the board of directors.

Following this offering, non-employee directors will receive:

•	an annual retainer of $10,000;

•	$2,500 for each regularly scheduled quarterly board meeting attended in person;

•	$1,000 for each regularly scheduled quarterly board meeting attended by telephone or videoconferencing;

•	$500 for each special board meeting attended either in person or by telephone or videoconferencing; and

•	$500 for each committee meeting attended either in person or by telephone or videoconferencing.

In addition, each of the chairpersons of our committees will receive an annual retainer of $5,000, except that the chairperson of our audit committee will receive an annual retainer of $15,000. Each committee member shall receive an annual retainer of $1,000, except that each member of the audit committee shall receive an annual retainer of $2,500.

In no event shall any director receive more than $40,000 in any calendar year, without the specific approval of the board of directors.

In addition, following this offering, each new non-employee director will receive an option to purchase 20,000 shares of our common stock upon his or election or her appointment to the board of directors. In addition, thereafter, each non-employee director will receive an option to purchase 7,500 shares of our common stock at the first board meeting following each annual meeting of our stockholders, provided he or she has served as a director for at least six months. Each non-employee director stock option shall vest in three equal annual installments and will terminate upon the earlier to occur of five years from the date of grant and 90 days after the optionee ceases to serve as a director. The exercise price of these options will be equal to the fair market value of our common stock on the date of grant.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Global Market and SEC rules and regulations.

Audit Committee

Messrs. Gill, DeSisto and Neels currently serve on the audit committee. Mr. Gill is the chairman of the audit committee and our audit committee financial expert, as currently defined under the SEC rules implementing the Sarbanes-Oxley Act of 2002. The audit committee of our board of directors recommends the appointment of our independent registered public accounting firm, reviews our internal accounting procedures, risk assessment procedures and financial statements, and consults with and reviews the services provided by our independent registered public accounting firm, including the results and scope of their audit.

Compensation Committee

Messrs. Jasinski, Gill, DeSisto and Jackson currently serve on the compensation committee. Mr. Jasinski is the chairman of our compensation committee. The compensation committee of our board of directors reviews and recommends to the board of directors the compensation and benefits of our executive officers, administers our stock plans and establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

Messrs. Neels, Jackson and Jasinski currently serve on the nominating and corporate governance committee. Mr. Neels is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee of our board of directors identifies individuals qualified to become board members and recommend candidates for election to the board of directors, and considers and makes recommendations to the board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members. The nominating and corporate governance committee also monitors our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. We expect that the code of business conduct and ethics will be available on our website at www.lemaitre.com shortly after the completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Scientific Advisory Board

We have formed a scientific advisory board in order to benefit from the collective professional knowledge of its members.

We reimburse each member of our scientific advisory board for reasonable travel and other expenses in connection with attending meetings of the scientific advisory board and performing other services as a member of the scientific advisory board.

Members of the scientific advisory board receive $1,000 for each scientific advisory board meeting attended in person and $500 for each scientific advisory board meeting attended by telephone or videoconferencing. Each new member of the scientific advisory board receives a non-qualified option to purchase that number of shares of our common stock equal to $7,000 divided by the fair market value of our common stock on the date of grant. Each scientific advisory board member stock option vests in two equal annual installments. The exercise price of these options is equal to the fair market value of our common stock on the date of grant.

Our scientific advisory board currently consists of the following members:

George D. LeMaitre, M.D.

Founder of LeMaitre Vascular, former Chief of Surgery at Lawrence (Massachusetts) General Hospital, former President of the medical staff of Holy Family Hospital and Fellow of the American College of Surgeons, American College of Angiology, New England Vascular Society, Society for Clinical Vascular Surgery and Eastern Vascular Society.

Frank J. Criado, M.D.

Director of the Center for Vascular Intervention; Chief of Vascular Surgery; Director of the Non-invasive Vascular Laboratory and Director of Vascular Research at Union Memorial Hospital-MedStar Health in Baltimore, Maryland.

Alan Dardik, M.D., Ph.D.

Assistant Professor of Vascular Surgery at Yale University School of Medicine; Director of the Non-invasive Vascular Laboratory; and Director of Surgical Research at the VA Connecticut Healthcare System.

Herbert Dardik, M.D.

Chief of the Department of Surgery at Englewood Hospital in New Jersey; Chief of Englewood’s Vascular Surgical Service; and Clinical Professor of Surgery at the Mount Sinai School of Medicine in New York.

William D. Jordan, M.D.

Professor of Surgery and Chief, Section of Vascular Surgery, University of Alabama at Birmingham; attending surgeon at the University of Alabama at Birmingham Hospital; and Director of the Vascular Laboratory at The Kirklin Clinic.

Steven A. Kagan, M.D., R.V.T.

Carolina Vascular Surgery and Diagnostics, Raleigh, NC; Former Assistant Professor of Surgery, Division of Vascular Surgery, Temple University School of Medicine; Former Director of Endovascular Surgery, Temple University Hospital; and former Director, Non-Invasive Vascular Laboratory, Temple University Hospital.

C. Matthew McBee, M.D.	Vascular surgeon on staff at Louise Obici Memorial Hospital, Suffolk, Virginia, and Maryview Medical Center, Portsmouth, Virginia.

Thomas C. Naslund, M.D.

Chief of Vascular Surgery at Vanderbilt University Medical Center; Medical Director of the Vascular Laboratory at Vanderbilt; Associate Professor of Surgery at Vanderbilt; and Program Director in Vascular Surgery at Vanderbilt Medical Center.

Executive Compensation

The following table sets forth the total compensation paid or accrued during the year ended December 31, 2005, to George W. LeMaitre, our Chairman, Chief Executive Officer and President, and to each of our other four most highly compensated executive officers whose combined salary and bonus exceeded $100,000 for services rendered to us in all capacities during the year ended December 31, 2005. We refer to each of these people as our “named executive officers” in this prospectus. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2005 have been excluded by reason of their termination of employment or change in executive status during that year.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation	Securities Underlying Options (#)	All Other Compensation ($)
George W. LeMaitre President and Chief Executive Officer	2005	$222,500		$27,674		—	—	$4,283	(1)

David B. Roberts Chief Financial Officer	2005	207,500		45,554		—	—	4,323	(2)

Peter R. Gebauer President, International Operations	2005	184,905	(3)	47,507	(3)	19,819(4)	—	551	(3)(5)

Kevin D. Kelly Vice President, North American Sales	2005	175,000		56,917		—	66,873	72,781	(6)

Trent G. Kamke Senior Vice President, Operations	2005	133,769		43,537		—	15,000	3,182	(7)

(1)	Represents a matching contribution under a 401(k) compensation plan in the amount of $4,197 and long-term care insurance premium of $86.
(2)	Represents a matching contribution under a 401(k) compensation plan in the amount of $4,237 and long-term care insurance premium of $86.
(3)	$163,980 of salary, $44,039 of bonus and all of other annual compensation paid in Euros. Dollar amounts are based on the exchange rate of €1.00 to U.S.$1.1842, taken as of December 30, 2005.
(4)	Represents 2005 tax reimbursement payment, which amount is equal to an amount on an after-tax basis equal to the difference between (a) the income tax Mr. Gebauer was actually required to pay in Germany on account of amounts paid to him by LeMaitre Vascular GmbH in 2005, after giving effect to split pay, and (b) the amount Mr. Gebauer would otherwise be required to pay on account of such amounts for that year had he been a resident and working solely in Massachusetts during that year. This amount is to be paid in four equal quarterly installments, commencing June 30, 2006. Dollar amounts are based on the exchange rate of €1.00 to U.S. $1.1842, taken as of December 30, 2005.
(5)	Represents a matching contribution under a 401(k) compensation plan.
(6)	Represents relocation expense of $69,201, a matching contribution under a 401(k) compensation plan in the amount of $3,504 and long-term care insurance premium of $76.
(7)	Represents a matching contribution under a 401(k) compensation plan in the amount of $3,112 and long-term care insurance premium of $70.

Option Grants in Last Fiscal Year

The following table lists each grant of stock options during fiscal year 2005 to our named executive officers. No stock appreciation rights have been granted to these individuals. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant, which is ten years. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $9.00, minus the applicable exercise price. These numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock on the date on which the options are exercised.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares Underlying Options Granted		Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date

Name						5%	10%
George W. LeMaitre	—		—	—	—	—	—
David B. Roberts	—		—	—	—	—	—
Peter R. Gebauer	—		—	—	—	—	—
Kevin D. Kelly	66,873	(1)(2)	14.17%	$10.45	1/26/2015	$281,534	$862,239
Trent G. Kamke	15,000	(2)	3.18%	$11.78	11/21/2015	$43,201	$173,445

(1)	Includes a non-qualified stock option issuable for 19,028 shares of common stock and an incentive stock option issuable for 47,845 shares of common stock.
(2)	These options generally vest at a rate of 20% after one year of service from the date of grant, and annually thereafter in equal amounts, over four years. See “—Stock and Benefit Plans—1997,1998, 2000 and 2004 Stock Option Plans.”

Option Exercises and Fiscal Year-End Option Values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercised in-the-money options, as of December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, the value of the unexercised in-the-money options at fiscal year-end has been calculated by determining the difference between the exercise price per share and the assumed initial public offering price of $9.00. None of the named executive officers exercised options during the fiscal year ended December 31, 2005.

	Number of Common Shares Underlying Options as of December 31, 2005		Value of Unexercised In-the-Money Options as of December 31, 2005
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
George W. LeMaitre	—	—	—	—
David B. Roberts	100,080	37,000	$430,158	$57,720
Peter R. Gebauer	378,682	55,500	$3,063,596	$34,965
Kevin D. Kelly	—	66,873	—	—
Trent G. Kamke	90,000	25,000	$491,743	$20,430

Employment Agreements

We have employment agreements with each of Messrs. LeMaitre, Gebauer, Kelly, Roberts and Pellegrino.

George W. LeMaitre.    Pursuant to the terms of his employment agreement, dated October 10, 2005, if Mr. LeMaitre terminates his employment for good reason, as defined in the agreement, or if we terminate his employment without cause, as defined in the agreement, he is entitled to a lump sum payment equivalent to two weeks of his then-current base salary for each completed twelve-month period of service as of the date of termination, but in no event to exceed 52 weeks of such base salary.

Peter R. Gebauer.    Pursuant to the terms of his employment agreement, dated September 12, 2003, Mr. Gebauer is entitled to receive a minimum annual base salary of $195,000, subject to annual adjustment, and is eligible for an annual bonus of up to approximately 22% of Mr. Gebauer’s then-current aggregate base salary and bonus compensation based upon the achievement of certain performance objectives. We may terminate Mr. Gebauer’s employment for death, disability, breach of the agreement or cause, each as defined in the employment agreement. We may also terminate Mr. Gebauer’s employment for any reason upon ten days prior written notice to Mr. Gebauer, provided that we pay him a lump sum payment of $90,000, unless such termination is pursuant to the sale of all or substantially all of our assets, in which case the lump sum severance payment would be the equivalent of Mr. Gebauer’s then-current base salary. Upon the completion of this offering, Mr. Gebauer will be entitled to a lump sum payment equal to approximately $35,000.

Kevin D. Kelly.    Pursuant to the terms of his employment agreement, dated May 23, 2005, Mr. Kelly is entitled to receive an annual base salary of $175,000, subject to annual adjustment, and is eligible for quarterly and annual bonuses of up to approximately 27% of Mr. Kelly’s then-current aggregate base salary and bonus compensation based upon the achievement of certain performance objectives. Under the agreement, either we or Mr. Kelly may terminate his employment at any time. If Mr. Kelly terminates his employment for good reason, as defined in the agreement, or we terminate his employment without cause, as defined in the agreement, he is entitled to a lump sum payment equivalent to six months of his base salary as of the date of termination or, if termination follows a change in control of LeMaitre Vascular, as defined in the employment agreement, nine-twelfths of his average compensation for the two completed calendar years prior to the date of termination. In addition, upon such change of control, one half of the then-unvested shares underlying Mr. Kelly’s stock options will immediately vest and become exercisable.

David B. Roberts.    Pursuant to the terms of his employment agreement, dated June 20, 2006, if we terminate Mr. Roberts’ employment without cause, as defined in the agreement, he is entitled to a lump sum payment equivalent to four weeks of his then-current base salary for each completed twelve-month period of service as of the date of termination, but in no event to exceed 52 weeks of such base salary.

Joseph P. Pellegrino, Jr.    Pursuant to the terms of his employment agreement, dated April 20, 2006, Mr. Pellegrino is entitled to receive an annual base salary of $205,000, subject to annual adjustment, and is eligible for an annual bonus of up to approximately 18% of Mr. Pellegrino’s then-current aggregate base salary and bonus compensation based upon the achievement of certain performance objectives. Under the agreement, either we or Mr. Pellegrino may terminate his employment at any time. If we terminate his employment without cause, as defined in the agreement, he is entitled to a lump sum payment equal to (i) the greater of $50,000 or the equivalent of two weeks of base salary per each completed twelve-month period of service as of the date of termination if the termination occurs prior to December 11, 2009, or (ii) the greater of $100,000 or the equivalent of two weeks of base salary per each completed twelve-month period of service as of the date of termination if the termination occurs on or after December 11, 2009. Upon a change of control of LeMaitre Vascular, as defined in the agreement, one half of the then-unvested shares underlying Mr. Pellegrino’s stock options will immediately vest and become exercisable.

Stock and Benefit Plans

2006 Stock Option and Incentive Plan

Our 2006 Stock Option and Incentive Plan, or 2006 Option Plan, was adopted by our board of directors and approved by our stockholders in May 2006, and will become effective upon completion of this offering. The 2006 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards and unrestricted stock awards. We have initially reserved 750,000 shares of our common stock for the issuance of awards under the 2006 Option Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2006 Option Plan also will be available for future awards. In addition, stock options returned to our 1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan and 2004 Stock Option Plan, as of result of their expiration, cancellation or termination, are automatically made available for issuance under our 2006 Option Plan. No awards have been granted under the 2006 Option Plan to date.

The 2006 Option Plan is administered by our compensation committee. The compensation committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Option Plan. All full-time and part-time officers, employees, directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2006 Option Plan.

The exercise price of stock options awarded under the 2006 Option Plan may not be less than the fair market value of the common stock on the date of the option grant and it is expected that the term of each option granted under the 2006 Option Plan will not exceed seven years from the date of grant. The compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed ten years from the date of grant) and, subject to the provisions of the 2006 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Stock appreciation rights may be granted under our 2006 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock and deferred stock awards may also be granted under our 2006 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and subject to such restrictions and conditions, as the compensation committee shall determine. The compensation committee will determine the number of shares of restricted stock or deferred stock awards granted to any employee. Our 2006 Option Plan also gives the compensation committee discretion to grant stock awards free of any restrictions.

Unless the compensation committee provides otherwise, our 2006 Option Plan does not generally allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. In the event of a change in control of LeMaitre Vascular, our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under the 2006 Option Plan, make appropriate provision for the continuation or assumption of such awards.

No awards may be granted under the 2006 Option Plan after May 26, 2016. In addition, our board of directors may amend or discontinue the 2006 Option Plan at any time and the compensation committee may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the compensation committee may not “reprice” or otherwise reduce the exercise price of outstanding stock options.

As of September 30, 2006, there were no outstanding options to purchase shares of our common stock under our 2006 Option Plan and, assuming that no shares are returned to our 1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan and 2004 Stock Option Plan and made available for issuance under our 2006 Option Plan, 750,000 shares of our common stock are available for future issuance or grant under our 2006 Option Plan.

2006 Employee Stock Purchase Plan

Our 2006 employee stock purchase plan, which we refer to as the purchase plan, was adopted by our board of directors in May 2006 and approved by our stockholders in May 2006 and will become effective upon the completion of this offering. We have reserved a total of 250,000 shares of our common stock for issuance to participating employees under the purchase plan.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries and who are employees on the first day of the purchase plan period, will be eligible to participate in the purchase plan. Employees who would, immediately after being granted an option to purchase shares under the purchase plan, own five percent or more of the total combined voting power or value of our common stock will not be eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on each January 1 and July 1, or the first business day thereafter, beginning January 1, 2007. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of the common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize a minimum of one percent up to a maximum of ten percent of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price shall initially be equal to 90% of the closing price of the common stock on the exercise date, provided that our board of directors may designate a percentage between 85% and 95% in advance of any offering period.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan will terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan and 2004 Stock Option Plan

Under each of our 1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan and 2004 Stock Option Plan, we are authorized to grant incentive stock options, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended, to employees and officers and directors who are also employees and non-qualified stock options to officers, directors, employees and consultants. Upon the completion of this offering, no additional awards may be granted under our 1997 Stock Option Plan, 1998 Stock Option Plan, 2000 Stock Option Plan and 2004 Stock Option Plan.

Each of these option plans is administered by the compensation committee of our board of directors. The compensation committee has the full authority and discretion to, among other things, determine who is eligible to receive option grants, determine the time at which options may be granted, determine the option price of the shares subject to each option, determine the type of option granted and prescribe and rescind rules and regulations thereunder. Options granted under each of these option plans are assignable or transferable only by will or by laws of decent and distribution and only the recipient of an option may exercise an option during his or her lifetime.

The exercise price of incentive stock options granted under each of these option plans must not be less than 100% of the fair market value of our common stock on the date of such grant. The term of any option granted under each of these option plans may not exceed ten years from the date of grant, except that non-qualified options granted under our 1997 Stock Option Plan may exceed ten years from the date of grant if so determined by our board of directors. No options may be granted under any of these option plans ten years after the date the board of directors adopted such plan.

Each of our 1998 Stock Option Plan, 2000 Stock Option Plan and 2004 Stock Option Plan provides that if we are consolidated with or acquired by another entity then the committee or board of directors of the entity assuming our obligations under these option plans shall take one or more of the following steps with respect to options issued under such plans: make appropriate provision for the continuation of options, accelerate vesting of options, require the exercise of exerciseable options, terminate all options in exchange for cash and/or, in the event of a stock sale, require option recipients to sell to the purchaser all shares previously issued to such option recipient upon exercise of any option. Our 1997 Stock Option Plan provides that upon the proposed dissolution or liquidation of LeMaitre Vascular, each option granted under such plan shall terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by our board of directors.

Our 1997 Stock Option Plan was adopted by our board of directors and approved by our stockholders on June 2, 1997. We have authorized and reserved 438,702 shares of our common stock for the issuance of awards under our 1997 Stock Option Plan. As of September 30, 2006, there were outstanding options to purchase a total of 419,698 shares of our common stock and there were no options available for issuance under our 1997 Stock Option Plan.

Our 1998 Stock Option Plan was adopted by our board of directors on May 14, 1998 and approved by our stockholders on May 5, 1999. We have authorized and reserved 500,000 shares of our common stock for the issuance of awards under our 1998 Stock Option Plan. As of September 30, 2006, there were outstanding options to purchase a total of 437,752 shares of our common stock and options to purchase a total of 27,582 shares available for issuance under our 1998 Stock Option Plan.

Our 2000 Stock Option Plan was adopted by our board of directors on October 15, 1999 and approved by our stockholders on June 10, 2000. We have authorized and reserved 500,000 shares of our common stock for the issuance of awards under our 2000 Stock Option Plan. As of September 30, 2006, there were outstanding options to purchase a total of 442,589 shares of our common stock and options to purchase a total of 30,061 shares available for issuance under our 2000 Stock Option Plan.

Our 2004 Stock Option Plan was adopted by our board of directors on April 20, 2004 and approved by our stockholders on May 6, 2004. We have authorized and reserved 250,000 shares of our common stock for the issuance of awards under our 2004 Stock Option Plan. As of September 30, 2006, there were outstanding options to purchase a total of 236,944 shares of our common stock and options to purchase a total of 13,056 shares available for issuance under our 2004 Stock Option Plan.

401(k) Plan

Our employee savings plan is qualified under Section 401 of the Internal Revenue Code. Our 401(k) plan permits employees to make contributions up to 75% of their gross wages, subject to statutory limitations. We have the discretion to match up to 50% of the first 6% of gross wages that an employee contributes, resulting in a maximum match by us that totals up to 3% of an employee’s gross wages. We make matching contributions or additional contributions to our 401(k) plan in amounts determined annually.

Limitations on Officers’ and Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of directors for breach of fiduciary duty of care as a director. Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation and bylaws also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

•	we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our restated certificate of incorporation and restated bylaws are not exclusive.

In addition to the indemnification provided for in our certificate of incorporation and bylaws, prior to completion of this offering we intend to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director or executive officer if he or she is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the director or executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described as required in “Management” and the transactions described below, since January 1, 2003, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Transactions with our Principal Stockholders

We are party to an agreement with Housatonic Partners providing for rights to register under the Securities Act the shares of our common stock issuable upon conversion of the shares our Series A preferred stock. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

In the years ending December 31, 2003, 2004 and 2005, we paid George D. LeMaitre, our founder, chair of our scientific advisory board and a director, total cash compensation in the amounts of $98,500, $110,024 and $102,347, respectively, and Cornelia W. LeMaitre, our Vice President, Human Resources and a director, total cash compensation in the amounts of $92,016, $108,437 and $100,499, respectively.

Transactions with our Executive Officers and Directors

We have employment agreements with Messrs. LeMaitre, Gebauer, Kelly, Roberts and Pellegrino, which provide for certain salary, bonus, stock option and severance compensation. For more information regarding these agreements, see “Management—Employment Agreements.”

Prior to completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Management—Limitations on Officers’ and Directors’ Liability and Indemnification Agreements.”

We have entered into a restricted stock agreement with David Roberts, our Chief Financial Officer and a Director, pursuant to which we have the right to purchase 252,852 shares of our common stock owned by Mr. Roberts at any time following Mr. Roberts’ termination of employment with us for any reason and 44,590 shares of our common stock issuable to Mr. Roberts upon exercise of outstanding stock options at any time following Mr. Roberts’ termination of employment with us for any reason but in no event within six months of the issuance of such shares of stock. Under this agreement, Mr. Roberts has the right to cause us to purchase these shares following his termination of employment with us should we elect not to exercise our right to purchase these shares. If Mr. Roberts exercises his right, the purchase price per share would be determined with reference to the valuation of our company based on the most recently completed outside equity financing prior to the time of purchase. If we exercise our right, the purchase price would be the then-current fair value of the shares. This restricted stock agreement will terminate upon the completion of this initial public offering.

We have entered into a restricted stock agreement with Peter Gebauer, our President, International Operations, pursuant to which we have the right to purchase 322,678 shares of our common stock issuable to Mr. Gebauer upon exercise of outstanding stock options at any time following Mr. Gebauer’s termination of employment with us for any reason but in no event within six months of the issuance of such shares of stock. Under this agreement, Mr. Gebauer has the right to cause us to purchase these shares following his termination of employment with us should we elect not to exercise our right to purchase these shares. If Mr. Gebauer exercises his right, the aggregate purchase price for these shares would be determined by dividing an amount equal to three times our gross sales for the twelve month period preceding the purchase by the total number of shares of our common stock then outstanding, including the number of options issued and outstanding under our equity incentive plans. If we exercise our right, the purchase price would be the then-current fair value of the shares. This restricted stock agreement will terminate upon the completion of this initial public offering.

Stock Option Awards

For information regarding stock options and stock awards granted to our named executive officers and directors, see “Management—Directors’ Compensation” and “Management—Executive Compensation.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2006 for:

•	each beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers and directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after September 30, 2006. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 9,772,064 shares outstanding as of September 30, 2006, assuming the conversion of all of the outstanding convertible preferred stock. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby and additional shares we expect to issue prior to the closing of this offering pursuant to stock option exercises. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of LeMaitre Vascular, Inc., 63 Second Avenue, Burlington, Massachusetts 01803.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name and Address of Beneficial Owner		Percent of Common Stock Outstanding
	Shares Held	Before Offering	After Offering
5% Stockholders
Housatonic Partners(1) 111 Huntington Avenue Suite 2850 Boston, MA 02199-5160	1,395,883	14.3%	8.8%
LeMaitre Family LLC(2)	610,154	6.2%	3.9%

Named Executive Officers
George W. LeMaitre(3)	3,969,544	40.6%	25.2%
David B. Roberts(4)	378,328	3.8%	2.4%
Peter R. Gebauer(5)	385,074	3.8%	2.4%
Kevin D. Kelly(6)	13,374	*	*
Trent G. Kamke(7)	98,600	1.0%	*

Directors
George D. LeMaitre, M.D.(8)	618,830	6.3%	3.9%
Cornelia W. LeMaitre(9)	506,440	5.2%	3.2%
Lawrence J. Jasinski(10)	4,381	*	*
Michael C. Jackson(1)	1,395,883	14.3%	8.8%
David N. Gill	—	—	—
Duane M. DeSisto	—	—	—
Guido J. Neels	—	—	—
All executive officers and directors as a group (18 persons)(11)	7,456,452	71.1%	45.2%

(1)	Including 1,274,620 shares of common stock issuable upon conversion of Series A preferred stock and 7,465 shares of common stock issuable upon exercise of stock options held by Housatonic Equity Investors L.P. Housatonic Equity Investors I, LLC is the general partner of Housatonic Equity Investors, L.P. William N. Thorndike, Jr. is the managing director of Housatonic Equity Investors I, LLC and William N. Thorndike, Jr., Barry D. Reynolds, Michael C. Jackson and Eliot Wadsworth II are the managers of Housatonic Equity Investors I, LLC. As such, Mr. Jackson may be deemed to share voting and investment power with respect to all shares held by such entity. Mr. Jackson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(2)	LeMaitre Family LLC is 100% owned by Peter Boland, as trustee for various trusts formed for the benefit of the children of Dr. LeMaitre and Mrs. LeMaitre, including George W. LeMaitre. The trust for the benefit of George W. LeMaitre holds a 20% membership interest in LeMaitre Family LLC. George W. LeMaitre and Peter Boland are the managers of LeMaitre Family LLC, with sole voting and investment power with respect to all shares held by such entity, acting by unanimous agreement. George W. LeMaitre disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.
(3)	Includes 122,031 shares of common stock owned by LeMaitre Family LLC, which represents the 20% membership interest held by a trust for the benefit of George W. LeMaitre. See footnote 2.
(4)	Includes 118,580 shares of common stock issuable to Mr. Roberts upon exercise of stock options.
(5)	Includes 378,178 shares of common stock issuable to Mr. Gebauer upon exercise of stock options.
(6)	Consists of 13,374 shares of common stock issuable to Mr. Kelly upon exercise of stock options.
(7)	Consists of 98,600 shares of common stock issuable to Mr. Kamke upon exercise of stock options.
(8)	Includes 8,674 shares of common stock issuable to Dr. LeMaitre upon exercise of stock options. Excludes 610,154 shares of common stock owned by LeMaitre Family LLC.
(9)	Includes 2,000 shares of common stock issuable to Mrs. LeMaitre upon exercise of stock options and 300,000 shares of common stock owned by the Cornelia W. LeMaitre Grantor Retained Annuity Trust, of which Mrs. LeMaitre is the sole trustee. Excludes 610,154 shares of common stock owned by LeMaitre Family LLC.
(10)	Consists of 4,381 shares of common stock issuable to Mr. Jasinski upon exercise of stock options.
(11)	Includes an aggregate of 717,250 shares of common stock issuable upon exercise of stock options held by 18 executive officers and directors. Excludes 488,123 shares of common stock owned by LeMaitre Family LLC.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our restated charter and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur prior to or upon the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

As of September 30, 2006, we had issued and outstanding:

•	8,497,444 shares of common stock, held by 268 holders of record; and

•	63,731 shares of Series A convertible preferred stock, held by one holder of record.

Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 1,274,620 shares of our common stock.

Common Stock

The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Options

As of September 30, 2006, options to purchase an aggregate of 1,536,983 shares of common stock at a weighted-average exercise price of $6.11 per share were outstanding.

Registration Rights

We are party to an agreement with Housatonic Partners providing for rights to register under Securities Act the shares of our common stock issuable upon conversion of the shares our Series A preferred stock. Under this agreement, holders of shares having registration rights can request that their shares be covered by a registration statement that we are otherwise filing.

Piggyback Registration Rights.    If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, Housatonic Partners or permitted transferees, are entitled to notice of such registration and are entitled to include shares of their common stock therein, subject to certain exceptions.

Expenses of Registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholder in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and Bylaws

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

Our certificate of incorporation and our bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws further provide that, except as otherwise required by law, special meetings of the stockholders may only be called by the affirmative vote of the majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three year terms for the initial three classes, followed in each case by full three year terms. With a classified board, only one third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Liability Limitations and Indemnification

Our certificate of incorporation provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see “Management—Limitations on Officers’ and Directors’ Liability and Indemnification Agreements.”

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

Listing

Application has been made for listing of our common stock on the Nasdaq Global Market under the symbol “LMAT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of approximately 15,772,064 shares of common stock, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options. Of these shares, the 6,000,000 shares of common stock to be sold by us in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be “Restricted Securities” as that term is defined in Rule 144 under the Securities Act. Restricted Securities may be sold in the public market only if registered or it they qualify for exemption under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below, on another exemption.

As a result of the lock up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus	—

90 days after the date of this prospectus	—

180 days after the date of this prospectus, although a portion of such shares will be subject to volume limitations pursuant to Rule 144	8,454,647

Lock-up Agreements

All of our directors and executive officers and substantially all of the holders of our capital stock have signed a lock-up agreement that prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Rule 144

In general, under Rule 144 of the Securities Act, beginning 90 days after the date of this prospectus a person deemed to be our “affiliate,” or a person holding restricted shares who beneficially owns shares that were not acquired from us or any of our “affiliates” within the previous year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares of our common stock, which will equal approximately 157,721 shares immediately after this offering, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to such sale. Sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Beginning 180 days after the date of this prospectus, 2,201,221 shares of our common stock will qualify as “Rule 144(k)” shares.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract (such as our current stock option plans) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option plans and the employee stock purchase plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITING

LeMaitre Vascular and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and LeMaitre Vascular has agreed to sell to them, severally, the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Cowen and Company, LLC and Thomas Weisel Partners LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
CIBC World Markets Corp.
Cowen and Company, LLC
Thomas Weisel Partners LLC

Total	6,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 shares from LeMaitre Vascular to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by LeMaitre Vascular. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional shares.

Paid by LeMaitre Vascular	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

At LeMaitre Vascular’s request, certain of the underwriters have reserved up to 5% of the shares of common stock being sold in this offering for sale under a directed share program to LeMaitre Vascular employees, directors, officers, shareholders and other persons who are associated with it and certain of their friends and family members. The purchasers of these shares will not be subject to a lock-up except to the extent these purchasers are subject to a lock-up agreement with the underwriters as described below. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these purchasers. Any reserved shares not purchased by these purchasers will be offered by certain of the underwriters to the general public on the same basis as the other shares in this offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

LeMaitre Vascular and its officers, directors, and holders of substantially all of its common stock have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, hedge or otherwise dispose of any shares of the common stock of LeMaitre Vascular, or any options or warrants to purchase any shares of the common stock of LeMaitre Vascular, or any securities convertible into, or exchangeable for or that represent the right to receive shares of the common stock of LeMaitre Vascular during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to the issuance by LeMaitre Vascular of any securities in accordance with any of its existing employee benefit plans or up to 4,731,619 shares of common stock in connection with acquisitions, provided that all of the recipients thereof execute a lock-up agreement with the underwriters. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period LeMaitre Vascular issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, LeMaitre Vascular announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among LeMaitre Vascular and representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be LeMaitre Vascular’s historical performance, estimates of the business potential and earnings prospects of LeMaitre Vascular, an assessment of LeMaitre Vascular’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made for listing of LeMaitre Vascular’s common stock on the Nasdaq Global Market under the symbol “LMAT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from LeMaitre Vascular in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, FSA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each as referred to herein as a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (referred to herein as the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by LeMaitre Vascular of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives, and may also be made available on websites maintained by the underwriters. The representatives may agree to allocate a number of shares to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

LeMaitre Vascular estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.8 million.

LeMaitre Vascular has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for LeMaitre Vascular, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the common stock we are offering hereby will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of LeMaitre Vascular, Inc. as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and the related registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Endomed, Inc. as of December 31, 2004 and the period from January 1, 2005 to February 2, 2005 appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the medical device industry and the peripheral vascular market, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.lemaitre.com. Our website is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Page
LeMaitre Vascular, Inc.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (Unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 (Unaudited)	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006 (Unaudited)	F-9

Notes to Consolidated Financial Statements	F-10

Endomed (Business Acquired)

Financial Statements of Business Acquired

Report of Independent Auditors	F-38

Statements of Operations of Endomed, Inc. for the Year Ended December 31, 2004 and the Period from January 1, 2005 to February 2, 2005	F-39

Statements of Cash Flows of Endomed, Inc. for the Year Ended December 31, 2004 and the Period from January 1, 2005 to February 2, 2005	F-40

Notes to Financial Statements of Business Acquired	F-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of LeMaitre Vascular, Inc.

We have audited the accompanying consolidated balance sheets of LeMaitre Vascular, Inc. (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeMaitre Vascular, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 21, 2006

LeMaitre Vascular, Inc.

Consolidated Balance Sheets

	As of December 31,		As of Sept 30, 2006
	2004	2005
			(unaudited)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$724	$817	$453
Marketable securities	300	—	—
Accounts receivable, net of allowance of $145 in 2004 and $120 in 2005 for doubtful accounts	3,505	4,207	4,808
Inventory	3,272	5,147	6,011
Refundable income taxes	240	—	—
Prepaid expenses	496	486	641
Deferred tax asset	136	160	160
Property held for sale	429	—	—

Total current assets	9,102	10,817	12,073

Property and equipment, net	2,435	2,658	2,506
Goodwill	6,709	8,853	8,853
Other intangibles, net	1,626	2,412	1,937
Other assets	629	328	2,280

Total assets	$20,501	$25,068	$27,649

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$466	$265	$629
Accrued expenses	2,592	3,598	3,673
Revolving line of credit	—	710	1,075
Current portion of capital lease obligations	40	90	51
Current maturities of long-term debt	432	432	432
Obligation related to property held for sale	276	—	—

Total current liabilities	3,806	5,095	5,860

Long-term debt, net of current portion	1,080	648	2,824
Capital lease obligations, net of current portion	60	29	—
Deferred tax liabilities	398	604	604
Other long-term liabilities	344	156	133

Total liabilities	5,688	6,532	9,421

Commitments and contingencies	—	—	—

Common stock awards subject to repurchase feature	—	—	6,769

Stockholders’ equity:
Preferred stock, $0.01 par value; 1,500,000 shares authorized, 74,353 shares designated as Series A convertible, 63,731 shares issued and outstanding (liquidation preference $4,967 in 2004, $5,364 in 2005 and $5,667 in 2006)	2,191	2,191	2,191
Common stock, $0.01 par value; 15,000,000 shares authorized, 8,040,298 shares issued in 2004, 8,560,233 shares issued in 2005 and 8,497,444 shares issued in 2006	81	86	85
Additional paid-in capital	14,031	19,198	18,417
Subscription receivable	(48)	—	—
Deferred compensation	(15)	(84)	—
Accumulated deficit	(2,060)	(2,005)	(9,272)
Accumulated other comprehensive income (loss)	855	(67)	38
Treasury stock (30,148 shares in 2004, 77,975 shares in 2005 and no shares in 2006), at cost	(222)	(783)	—

Total stockholders’ equity	14,813	18,536	11,459

Total liabilities and stockholders’ equity	$20,501	$25,068	$27,649

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.

Consolidated Statements of Operations

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)

	(in thousands, except per share data)

Net sales	$20,664	$26,183	$30,727	$22,851	$25,871
Cost of sales	6,208	7,780	8,927	6,506	7,205

Gross profit	14,456	18,403	21,800	16,345	18,666

Sales and marketing	7,252	9,654	10,960	8,325	10,639
General and administrative	4,530	5,037	6,405	4,700	5,050
Research and development	2,265	2,120	3,015	2,455	2,586
Restructuring charges	733	435	998	998	231
Impairment charge	—	—	—	—	406

Total operating expenses	14,780	17,246	21,378	16,478	18,912

Income (loss) from operations	(324)	1,157	422	(133)	(246)

Other income (expense):
Interest income	3	9	4	4	1
Interest expense	(144)	(137)	(182)	(150)	(276)
Foreign currency gain (loss)	191	169	(217)	(168)	162
Other income (expense)	(22)	(57)	(33)	19	(10)
Foreign currency translation adjustment due to dissolution of French subsidiary	—	—	584	584	—

Income (loss) before income taxes	(296)	1,141	578	156	(369)
Provision for income taxes	74	(214)	(523)	(142)	(129)

Net income (loss)	$(222)	$927	$55	$14	$(498)

Net income (loss) available for common shareholders:
Basic	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Diluted	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Weighted-average shares outstanding:
Basic	7,525	7,941	8,246	8,301	8,497
Diluted	7,525	8,354	8,701	8,771	8,497

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount						Shares	Amount
Balance at December 31, 2002	63,731	$2,191	7,493,368	$75	$8,426	$—	$(60)	$(2,765)	$190	7,199	$(33)	$8,024
Net loss								(222)				(222)
Foreign currency translation adjustment									463			463

Comprehensive net income												241
Stock-based compensation			2,622		23							23
Issuance of common stock			197,596	2	1,515	(127)						1,390
Collection of subscription receivable						38						38
Common stock issued in connection with acquisition			52,083	1	600							601
Issuance of common stock for stock options exercised			13,300		61							61
Costs related to issuance of common stock					(23)							(23)
Amortization of deferred compensation							24					24
Purchase of treasury stock										13,300	(105)	(105)

Balance at December 31, 2003	63,731	$2,191	7,758,969	$78	$10,602	$(89)	$(36)	$(2,987)	$653	20,499	$(138)	$10,274

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.

Consolidated Statements of Stockholders’ Equity—(continued)

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount						Shares	Amount
Balance at December 31, 2003	63,731	$2,191	7,758,969	$78	$10,602	$(89)	$(36)	$(2,987)	$653	20,499	$(138)	$10,274
Net income								927				927
Foreign currency translation adjustment									202			202

Comprehensive net income												1,129
Stock-based compensation			3,374		29							29
Collection of subscription receivable						91						91
Issuance of common stock			254,451	3	2,219	(50)						2,172
Common stock issued in connection with acquisition			11,455		100							100
Issuance of common stock for stock options exercised			12,049		44							44
Common stock issuable in connection with acquisition					100							100
Stock option obligation reclassification					1,039							1,039
Costs related to issuance of common stock					(102)							(102)
Amortization of deferred compensation							21					21
Purchase of treasury stock										9,649	(84)	(84)

Balance at December 31, 2004	63,731	$2,191	8,040,298	$81	$14,031	$(48)	$(15)	$(2,060)	$855	30,148	$(222)	$14,813

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.

Consolidated Statements of Stockholders’ Equity—(continued)

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount						Shares	Amount
Balance at December 31, 2004	63,731	$2,191	8,040,298	$81	$14,031	$(48)	$(15)	$(2,060)	$855	30,148	$(222)	$14,813
Net income								55				55
Foreign currency translation adjustment from dissolution of French subsidiary									(584)			(584)
Foreign currency translation adjustment									(338)			(338)

Comprehensive net loss												(867)
Stock-based compensation					102		(102)					—
Collection of subscription receivable						48						48
Issuance of common stock			267,272	3	3,016							3,019
Common stock issued in connection with acquisition			223,863	2	1,998							2,000
Issuance of common stock for stock options exercised			28,800		96							96
Costs related to issuance of common stock					(45)							(45)
Amortization of deferred compensation							33					33
Sale of treasury stock										(2,212)	25	25
Purchase of treasury stock										50,039	(586)	(586)

Balance at December 31, 2005	63,731	$2,191	8,560,233	$86	$19,198	$—	$(84)	$(2,005)	$(67)	77,975	$(783)	$18,536

See accompanying notes to these consolidated financial statements.

LeMaitre Vascular, Inc.

Consolidated Statements of Stockholders’ Equity—(continued)

(in thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount	Shares	Amount						Shares	Amount
Balance at December 31, 2005	63,731	$2,191	8,560,233	$86	$19,198	$—	$(84)	$(2,005)	$(67)	77,975	$(783)	$18,536
Effect of adoption of SFAS123R for redemption feature of common stock awards								(6,474)				(6,474)
Net loss (unaudited)								(498)				(498)
Foreign currency translation adjustment (unaudited)									105			105

Comprehensive net loss (unaudited)												(393)
Issuance of common stock (unaudited)			21,449	—	17							17
Issuance of common stock for stock options exercised (unaudited)					5							5
Stock based compensation expense (unaudited)					137							137
Purchase of treasury stock (unaudited)										6,263	(74)	(74)
Cancellation of Treasury Stock			(84,238)	(1)	(856)					(84,238)	857	—
Reclassification of deferred compensation upon adoption of SFAS No. 123R (unaudited)					(84)		84					—
Increase in redemption feature of common stock awards								(295)				(295)

Balance at Sept 30, 2006 (unaudited)	63,731	$2,191	8,497,444	$85	$18,417	$—	$—	$(9,272)	$38	—	$—	$11,459

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Operating activities
Net income (loss)	$(222)	$927	$55	$14	$(498)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	599	967	1,208	721	985
Stock-based compensation	430	303	33	23	151
Impairment charges	—	—	—	—	406
Provision for deferred income taxes	134	28	182	—	—
Foreign currency translation adjustment from dissolution of French subsidiary	—	—	(584)	(584)	—
(Gain) loss on disposal of property and equipment	20	157	45	(64)	35
Changes in operating assets and liabilities, net of effect of business acquisitions:
Accounts receivable	(209)	(727)	(388)	(296)	(492)
Inventory	109	167	(1,769)	(1,939)	(778)
Prepaid expenses and other assets	168	(152)	(97)	101	(148)
Accounts payable and other liabilities	(591)	12	113	8	(155)

Net cash provided by (used in) operating activities	438	1,682	(1,202)	(2,016)	(494)

Investing activities
Purchase of property and equipment	(649)	(988)	(1,013)	(749)	(737)
Cash paid for business acquisitions, net of cash acquired	(1,080)	(500)	(1,379)	(1,359)	—
Proceeds from sale of property held for sale	—	—	487	500	—
Purchase of technology license	—	(575)	—	—	—
Sale (purchase) of marketable securities	—	(300)	300	300	—
Other assets	50	(544)	223	207	119

Net cash used in investing activities	(1,679)	(2,907)	(1,382)	(1,101)	(618)

Financing activities
Net proceeds from issuance of common stock	1,452	2,216	3,115	3,143	21
Proceeds/(repayment) under revolving line of credit	(235)	—	710	669	365
Proceeds from long-term debt	2,160	—	—	—	2,500
Principal payments on long-term debt	(1,318)	(522)	(432)	(324)	(324)
Principal payments on capital lease obligations	(138)	(241)	(347)	(318)	(70)
Collection of subscription receivable	38	91	48	47	—
Expenses associated with equity transactions	(23)	(102)	(45)	—	(1,587)
Purchase of treasury stock, net	(106)	(84)	(561)	(31)	(74)
Other	—	—	—	(49)	(13)

Net cash provided by financing activities	1,830	1,358	2,488	3,137	818
Effect of exchange rate changes on cash and cash equivalents	(367)	32	189	51	(70)

Net increase (decrease) in cash and cash equivalents	222	165	93	71	(364)
Cash and cash equivalents at beginning of period	337	559	724	724	817

Cash and cash equivalents at end of period	$559	$724	$817	$795	$453

Supplemental non-cash financing activities
Issuance of common stock for subscription receivable	$127	$50	—	—	—
Property and equipment acquired under capital lease	338	—	—	—	—
Common stock issued in connection with acquisitions	600	200	$2,000	$2,000	`—
Reclassification of stock option obligation to additional paid-in capital	—	1,039	—	—	—
Reclassification of deferred compensation upon adoption of SFAS No. 123R	—	—	—	—	$84
Effect of adoption of SFAS 123R for redemption feature of common stock awards	—	—	—	—	6,769
Initial public offering costs included in accounts payable and accrued expenses					532
Cancellation of Treasury Stock					857

See accompanying notes to consolidated financial statements.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements

December 31, 2005

1. Significant Accounting Policies and Related Matters

Description of Business

LeMaitre Vascular, Inc. (“LeMaitre Vascular” or the “Company”) and its subsidiaries develop, manufacture and market medical devices used primarily in the field of vascular surgery. The Company operates in a single segment (Note 12) in which its principal product lines are stent grafts, anastomotic clips, radiopaque tape, valvulotomes, carotid shunts, balloon catheters, vein strippers, cholangiogram catheters and vascular access ports. The Company sells directly to hospitals in the United States, Germany, the United Kingdom, Benelux, France, Switzerland, Canada, Austria, Iceland and Japan, and through distributors outside these regions.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, LeMaitre Vascular GmbH, LeMaitre Vascular Limited, LeMaitre Vascular KK, LeMaitre UK Acquisition LLC, Vascutech Acquisition LLC, LeMaitre Acquisition LLC and LeMaitre Vascular SARL, until its dissolution in 2005. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of September 30, 2006, the consolidated statements of operations and cash flows for the nine months ended September 30, 2005 and 2006, and the consolidated statement of stockholders’ equity for the nine months ended September 30, 2006 and footnote disclosures pertaining to such periods are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments necessary for the fair presentations of the Company’s financial position at September 30, 2006 and its consolidated results of operations and cash flows for the nine months ended September 30, 2005 and 2006. The consolidated results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for any other interim period, for the year ending December 31, 2006, or for any other future period.

Foreign Currency Translation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, balance sheet accounts of foreign subsidiaries are translated into United States dollars at year-end exchange rates. Operating accounts are translated at average exchange rates for each year. Net translation gains or losses are adjusted directly to a separate component of other comprehensive income within stockholders’ equity.

Foreign exchange transaction gains (losses), substantially all of which relate to intercompany activity between the Company and its foreign subsidiaries, amounted to $0.2 million in 2003, $0.2 million in 2004 and $(0.2) million in 2005, and are included in other income (expense) in the accompanying consolidated statements of operations.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

During 2004, the Company ceased its operations in France and transferred its production capacity to the U.S. In connection therewith, in 2005, the Company legally dissolved its wholly owned subsidiary, LeMaitre Vascular SARL (SARL). In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 37 “Accounting for Translation Adjustments upon Sale of Part of an Investment in a Foreign Entity, an Interpretation of FASB Statement No. 52”, other comprehensive income of $0.6 million related to the SARL dissolution has been reclassified from stockholders’ equity to other income in the Company’s 2005 consolidated statement of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenue is derived primarily from the sale of disposable or implantable devices used during vascular surgery. The Company sells directly to hospitals and to distributors, as described below, and enters into consigned inventory arrangements with either hospitals or distributors on a limited basis.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company generally uses customer purchase orders or contracts to determine the existence of an arrangement and uses shipping documents and third party proof of delivery to verify that title has transferred.

The Company assesses whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction. Substantially all sales transactions are based on fees, or prices, which are determinable at the time the order is placed by the customer’s purchase order and accepted by Company. Orders that are not accompanied with a purchase order are either confirmed in writing, or verbally with the customer. The products the Company sells are primarily off the shelf (non-custom) disposable medical devices. After the delivery of the product, there is no uncertainty about customer acceptance due to the nature of the product. There is no contingency for acceptance, warranty or price protection. The Company’s consigned transactions are immaterial. The Company does not recognize revenue on consigned sales until the customer notifies us that the products have been used. In order to determine whether collection is probable, the Company assesses a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If the Company determines that collection is not reasonably assured, it defers the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Based on these policies, the Company recognizes revenue, net of allowances for returns and discounts, as products are shipped, based on shipping point terms, at which time title passes to customers. Customers returning products are entitled to full or partial credit based on the condition and timing of the return. To be accepted, a returned product must be unopened (if sterile), unadulterated

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

and undamaged, and must have at least 18 months remaining prior to its expiration date. These return policies apply to sales to both hospitals and distributors. The Company’s products are subject to a limited warranty that its products have been manufactured with due care. The amount of products returned to the Company, either for exchange or credit, has not been material. Nevertheless we provide for an allowance for future sales returns based on historical return experience. The Company’s cost of replacing defective products has not been material and is accounted for at the time of replacement.

Research and Development Expense

Research and development costs are expensed as incurred. Royalties for the license of technology are included in research and development expense and amounted to approximately $11,000 in 2003, approximately $35,000 in 2004 and $0.2 million in 2005.

Shipping and Handling Costs

Shipping and handling fees paid by customers are recorded as sales, with the related expense recorded in cost of sales.

Cash and Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments that are readily convertible to cash and that have original maturity dates of three months or less to be cash equivalents. Marketable securities consist of commercial paper and are classified as securities held-for-sale. The cost and carrying value of cash equivalents and marketable securities approximates fair value.

Inventory

Inventory consists of finished products, work-in-process and raw materials, and is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using straight-line and accelerated methods as follows:

Description	Useful Life
Computers and equipment	3–5 years
Machinery and equipment	3–13 years
Leasehold improvements	The shorter of its useful life or lease term

Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, marketable securities, accounts receivable, trade payables, and notes payable. The fair value of these instruments approximates their carrying value based upon their short-term nature or variable rates of interest.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets (primarily property and equipment and intangible assets) to assess the recoverability of these assets when indicators of

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

impairment occur. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Impairment is measured based on the fair market value of the affected asset using discounted cash flows.

As of June 30, 2006, the Company determined an impairment charge of $0.3 million was required. This impairment charge was based upon the Company’s analysis of unfavorable preliminary data from its U.S. clinical study of the Expedial Vascular Access Graft and less than planned sales of the product in Europe. This clinical study conducted during the period from April 8, 2004 to June 28, 2006 was designed to establish substantial equivalence to grafts manufactured using ePTFE for effectiveness in maintaining blood flow through the graft. The preliminary clinical data suggested that the device may not compare favorably to ePTFE grafts in this regard. As a result of the Company’s review of the clinical study results and less than planned sales of the product in Europe, the Company decided to forego further enrollment in the clinical study and cease the production and sales of this device. As a result of these conditions, the Company determined that the future cash flows from the related patents and equipment were less than their carrying value. Consequently, impairment charges to reduce the carrying value of these assets to fair value and related inventory to net realizable value totaled $0.7 million of which $0.3 million related to the impairment of other intangible assets (specifically the patents related to the Expedial product line), approximately $64,000 related to the write-down of related production equipment, and $0.3 million related to inventory write-off charged against cost of sales.

Goodwill

Goodwill represents the amount of consideration paid in connection with business acquisitions in excess of the fair value of assets acquired and liabilities assumed. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is evaluated for impairment annually or more frequently if indicators of impairment are present or changes in circumstances suggest that impairment may exist. The Company evaluates the carrying value of its goodwill annually in its fourth quarter based on a single reporting unit. The first step of the Company’s goodwill impairment test, used to identify potential impairment, compares the fair value of the Company’s reporting unit with its carrying amount, including goodwill. If the fair value of the Company’s reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired, and thus the second step of the impairment test, used to measure the amount of the impairment loss, is unnecessary. If the carrying amount of the Company’s reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill as of the date of the impairment review with the carrying amount of that goodwill. The implied fair value of the Company’s goodwill is determined on the same basis as the amount of goodwill recognized in connection with a business combination. Specifically, the Company allocates the fair value of its reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination as of the date of the impairment review and as if the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The Company has determined that no impairment charges were required during the three years in the period ended December 31, 2005 and the nine months ended September 30, 2006.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Other Intangible Assets

Other intangible assets consist primarily of patents, trademarks, technology licenses and customer relationships acquired in connection with business acquisitions and are amortized over their estimated useful lives, ranging from 5 to 17 years.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation, and related interpretations, in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, Accounting for Stock-Based Compensation, as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, when the number of options is fixed and the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense recognition is required.

SFAS No. 123 requires that the Company disclose the pro forma effect of expensing the fair value of stock options issued to employees. The Company has computed the fair value of employee stock options using the minimum value option-pricing model with the following assumptions:

	2003	2004	2005
Risk-free interest rates	3.3%	3.6%	4.2%
Dividend yield	0.0%	0.0%	0.0%
Volatility	0.0%	0.0%	0.0%
Expected life (years)	6.5	6.5	6.5

The Company has never declared cash dividends on any of its capital stock since becoming a C-corporation in 1998, and does not expect to do so in the foreseeable future.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

The weighted-average fair value of options granted in 2003, 2004 and 2005 was $1.55, $1.78 and $2.57, respectively. Had the Company accounted for stock options issued to employees using the fair value model prescribed by SFAS No. 123, the pro forma effect would have been as follows:

	Year ended December 31,
	2003	2004	2005

	(in thousands)

Net income (loss), as reported	$(222)	$927	$55
Plus stock compensation cost as computed under APB No. 25	430	303	33
Less pro forma SFAS No. 123 option expense	(229)	(233)	(374)

Pro forma net income (loss)	$(21)	$997	$(286)

As disclosed in Note 1, Recent Accounting Pronouncements, effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share Based Payment (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all share-based awards on a straight-line basis over the vesting period of the award. For the nine months ended September 30, 2006, the Company recorded expense of approximately $88,000 in connection with its share-based payment awards. The future expense of the non-vested options of approximately $0.7 million will be recognized through June 30, 2011. The adoption of SFAS No. 123R had no effect on cash flow for the nine months ended September 30, 2006.

The Company adopted SFAS No. 123R under the prospective-transition method, as required by the standard, using a Black-Scholes model to value stock options. Under this method, the Company recognized compensation cost for all share-based payments to employees based on the grant date estimate of fair value for those awards, beginning on January 1, 2006. Prior period pro forma stock option information disclosed above was valued based on a Black-Scholes model using the minimum value method.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. Cash equivalents represent highly liquid investments with maturities of three months or less at the date of purchase. Credit risk related to cash, cash equivalents and marketable securities are limited based on the creditworthiness of the financial institutions at which these funds are held.

The Company’s accounts receivable are with customers based in the United States and internationally. The Company performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on a monthly basis and all past due balances are reviewed individually for collectibility. Account balances are charged against the allowance after significant collection efforts have been made and potential for recovery is considered remote. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses. Losses related to uncollectible amounts have historically been within management’s estimates.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, claims and assessments for matters related to, among other things, patent infringement, business acquisitions, employment and product recalls. During the three years in the period ended and as of December 31, 2005, the Company was not subject to any litigation or claims and assessments, except with respect to the matter discussed in Note 2, that materially affected the Company’s financial statements.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits and obligations will be realized in future years. The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries, as the Company’s current intention is to permanently reinvest these earnings.

The Company operates within several taxing jurisdictions and could be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve and may cover multiple years. In management’s opinion, adequate provisions for income taxes have been made for all years subject to audit.

Net Income (Loss) Per Share

The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings Per Share, and Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two Class Method Under FASB Statement No. 128, Earnings Per Share. EITF 03-6 clarified the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS No. 128. Effective for periods beginning after March 31, 2004, EITF 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing earnings per share.

Under the two-class method, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. Under EITF 03-6, the Company has determined that its Series A Convertible Preferred Stock (“Series A Preferred Stock”) and, upon the adoption of SFAS 123(R), that certain options and shares of common stock (“common stock awards”) subject to a repurchase feature at other than fair value are participating securities. The Company’s Series A Convertible Preferred Stock provides for a dividend in the event of the Company’s liquidation or in the event a dividend is declared on the Company’s common stock. Effective, January 1, 2006, common stock awards subject to repurchase are allocated net income based on the change in the repurchase value during each reporting period. The remaining income is then allocated to preferred and common stockholders, pro rata, based on ownership interests since the preferred stock participates in dividends on the same basis in which the preferred shares convert to common stock. Net losses are not allocated to participating securities. For all periods presented, the application of the two-class method is more dilutive than the if-converted method. Diluted net income (loss) per share gives effect to all potentially dilutive securities, including stock options using the treasury method.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Net income (loss) per share is based on the following:

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)
Numerator:
Net income (loss) as reported	$(222)	$927	$55	$14	$(498)

Allocation of net income (loss):
Basic:
Redemption value of common stock awards	$—	$—	$—	$—	$295
Undistributed net income allocated to participating stockholders:
Common stock awards subject to redemption feature	—	—	—	—	—
Preferred stock	—	128	7	8	—

Net income applicable to participating stockholders	—	128	7	8	295
Net income (loss) applicable to common stockholders	(222)	799	48	6	(793)

Net income (loss)	$(222)	$927	$55	$14	$(498)

Diluted:
Redemption value of common stock awards	$—	$—	$—	$—	$295
Undistributed net income allocated to participating stockholders:
Common stock awards subject to redemption feature	—	—	—	—	—
Preferred stock	—	123	7	7	—

Net income applicable to participating stockholders	—	123	7	7	295
Net income (loss) applicable to common stockholders	(222)	804	48	7	(793)

Net income (loss)	$(222)	$927	$55	$14	$(498)

Denominator:
Weighted-average shares of common stock outstanding:
Issued	7,501	7,918	8,240	8,295	8,497
Issuable in connection with acquisitions	24	23	6	6	0

	7,525	7,941	8,246	8,301	8,497
Common stock equivalents:
Weighted-average shares of common stock issuable upon exercise of outstanding stock options	—	413	455	470	—

Shares used in computing diluted net income (loss) per common share, if dilutive	7,525	8,354	8,701	8,771	8,497

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

The computation of basic and diluted net income (loss) per share is as follows:

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands, except per share data)
Basic:
Net income (loss) available for common stockholders	$(222)	$799	$48	$6	$(793)
Weighted average shares outstanding	7,525	7,941	8,246	8,301	8,497

Net income (loss) per share	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

Diluted:
Net income (loss) available for common stockholders	$(222)	$804	$48	$7	$(793)
Weighted-average shares of common stock	7,525	7,941	8,246	8,301	8,497
Common stock equivalents, if dilutive	—	413	455	470	—

Shares used in computing diluted net income (loss) per common share	7,525	8,354	8,701	8,771	8,497

Net income (loss) per share	$(0.03)	$0.10	$0.01	$0.00	$(0.09)

For the nine month period ended September 30, 2006, basic and diluted net income per share of the common stock awards subject to redemption features amounted to $0.48 and $0.48, respectively.

The estimated number of shares issuable in future periods in connection with certain business acquisitions is based on the stated value of the common stock issuable and the fair value of the common stock at each reporting date.

Common stock equivalents represent the effect of options to purchase the Company’s common stock to the extent the fair value of the common stock exceeds the exercise price of the option. Due to the use of the two-class method, which is more dilutive than the if-converted method, common stock equivalents do not include the effect of the conversion of the Company’s Series A Preferred Stock into 1,274,620 shares of common stock based on a 20-for-1 ratio. The two-class method assumes that a pro rata share of net income is allocated to preferred stockholders instead of assuming the preferred stock is converted to common stock.

Common stock equivalents are not included in the calculation of the diluted per share amounts in periods in which the Company incurs a net loss.

The number of common stock equivalents excluded from diluted net income (loss) per share, because the exercise price of options exceeded the fair value of the common stock or due to a net loss available to common stock in the reporting period is as follows:

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)

Stock options	441	—	—	—	407

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, a replacement of APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes. SFAS No. 154 changes the requirements related to accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle and changes required by a new accounting pronouncement, in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle versus the previous guidance which allowed the recording of the impact of an accounting change in the current period’s net income as a cumulative effect adjustment. The Statement is effective for the Company beginning in fiscal year 2007. Adoption is not expected to have a material impact on the Company’s consolidated earnings, financial condition or cash flows.

In December 2004, the FASB issued SFAS No. 123R, that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments, or that may be settled by the issuance of such equity instruments. SFAS No. 123R addresses all forms of share-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25 that was provided in SFAS No. 123 as originally issued. Upon adoption of SFAS No. 123R, effective January 1, 2006, the Company is required to use the prospective transition method of adoption since under SFAS No. 123, the Company had used the minimum value method. Accordingly, compensation charges under SFAS No. 123R are only recognized for options granted after December 31, 2005 unless options existing at that date are modified or settled. Consequently, the impact of adoption cannot be predicted at this time because it depends on levels of share-based payments granted in the future.

Concurrently with the adoption of SFAS No. 123R, the Company adopted the use of Accounting Series Release 268 and EITF No. D-98 with respect to the accounting for certain common stock options and awards subject to a redemption feature. The effect of the adoption resulted in the classification of the intrinsic value of the redemption feature of $6.5 million at January 1, 2006 from retained earnings to other than permanent equity.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes or, FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the expected effects of FIN 48 on our consolidated financial position and our results of operations.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

2. Acquisitions

Acquisition of Endomed

On February 2, 2005, the Company acquired certain business assets and operations and assumed liabilities of Endomed, Inc. (Endomed), a medical device company located in Phoenix, Arizona, for total consideration of $4.1 million. The consideration consisted of $2.1 million in cash, of which $1.4 million was paid at the closing ($0.8 million to creditors and $0.6 million to Endomed); $0.3 million was withheld as repayment for principal and interest due from Endomed for an advance; and $0.5 million was payable to creditors less approximately $27,000 in other adjustments. Additionally, 191,387 shares of common stock at a per share value of $10.45 totaling $2.0 million were issued to certain stockholders of Endomed to extinguish amounts owed by Endomed to its principal owners. The common stock was priced at the then-current share price as determined by the Company’s board of directors. An additional $1.0 million of common stock would have been payable to Endomed contingent upon the achievement of a milestone in 2005. This achievement was not met.

The acquisition was determined to be a purchase of a business based upon the provisions of EITF Consensus, 98-3, Determining Whether a Non Monetary Transaction Involves Receipt of Productive Assets or of a Business, and the results of operations from the acquired business have been included in the consolidated financial statements from the date of acquisition.

The purpose of the acquisition was to acquire the patents (which include manufacturing techniques), customer relationships, trademarks, the manufacturing facility and equipment and employee base to allow the Company to enter the endovascular stent graft market. The Company believed that it would be able to leverage its existing trade name, sales and marketing functions to improve the revenue generating potential of the business. Furthermore, the Company believed it could leverage its manufacturing, finance and administrative infrastructure to improve the financial results of the acquired business after the transaction. These factors supported the Company’s belief that Endomed’s value was higher as a business acquired by the Company rather than as an independent business, and resulted in goodwill to be recognized in the transaction.

Intangible assets attributable to certain patents, customer relationships and trademarks amounted to $959,000, and are being amortized over their estimated useful lives between 5.0 and 13.8 years, as shown below:

Intangible Asset Class	(in thousands)	Weighted Average Useful Life
Patents	$696,000	13.8
Customer relationships	213,000	7.5
Trademarks	50,000	5.0

Total Intangible Assets	$959,000

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

The purchase price was allocated as follows as of the date of acquisition:

(in thousands)
Accounts receivable	$491
Inventory	396
Property, plant and equipment	369
Goodwill	2,170
Other intangible assets	959
Other assets	45
Accounts payable	(469)
Accrued expenses	(247)
Notes payable	(250)
Capital lease obligation	(105)
Common stock and paid in capital	(2,000)

Cash paid at closing	$1,359

The following unaudited pro forma information represents the consolidated results of operations of the Company and Endomed as if the acquisition had occurred on January 1, 2004. The pro forma information gives effect to the elimination of transactions between the Company and Endomed, principally sales and related costs, amortization of intangible assets, an increase in interest expense related to acquisition financing and related tax effects.

Year ended December 31, 2004
(in thousands, except per share data)

Net sales	$28,040
Net (loss)	(1,400)

Net (loss) applicable to common stockholder per share:
Basic	$(0.18)

Diluted	$(0.18)

Acquisition of AnastoClip Product Line and Related Operations

On February 6, 2004, and again on May 26, 2004, the Company acquired certain business assets and operations of the United States Surgical division of Tyco Healthcare Group LP (“US Surgical”) , a medical device company located in Connecticut, for total consideration of $1.0 million. The consideration consisted of $0.8 million in cash to US Surgical, of which $0.5 million was paid at the closing, $0.1 million was payable upon the transfer of certain equipment and $0.2 million was payable on May 26, 2006. Additionally, $0.2 million in common stock was paid to a group of licensors of certain surgical clip technology for the assumption of the license agreement US Surgical had with the licensors. Of this amount, $0.1 million of the consideration was paid upon the assignment of the license agreement, and the balance of the $0.1 million of common stock was paid following the first anniversary of assignment of the license agreement. The common stock value of $0.1 million was paid through the issuance of 11,455 shares priced at the then-current share price of $8.73 as determined by the Company’s board of directors. Further common stock value of $0.1 million was paid through the issuance of 9,560 shares priced at the then-current share price of $10.75 as determined by the Company’s board of directors.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

The acquisition was determined to be a purchase of a business, based on the provisions of EITF Consensus, 98-3, Determining Whether a Non Monetary Transaction Involves Receipt of Productive Assets or of a Business. In addition, the Company retained the majority of the manufacturing equipment, production techniques, trade name and operating rights after the transaction. The results of operations from the acquired business have been included in the consolidated financial statements from the date of acquisition.

The purpose of the acquisition was to acquire the patents, trademarks and manufacturing equipment to allow the Company to reasonably enter the vessel attachment market. The Company believed that it would be able to leverage its existing trade name, sales and marketing functions to improve the revenue generating potential of the business. Furthermore, the Company believed it could leverage its manufacturing, finance and administrative infrastructure to improve the financial results of the acquired business after the transaction. These factors supported the Company’s belief that the value of the anastomotic clip business was higher as a business acquired by the Company, a company focused on vascular surgery, than as a part of Tyco Healthcare Group LP, a larger company selling into a range of medical specialties. As a result, goodwill was recognized in the transaction.

Intangible assets attributable to certain patents and trademarks amounted to $0.4 million, and are being amortized over their estimated useful lives as follows:

Intangible Asset Class	(in thousands)	Weighted Average Useful Life
Patents	$346,000	8.8
Trademarks	49,000	5.0

Total intangible assets	$395,000

The purchase price was allocated as follows as of the date of acquisition:

(in thousands)
Inventory	$161
Property, plant and equipment	137
Goodwill	386
Other intangible assets	395
Accrued expenses	(79)
Accrued purchase price	(300)
Common stock and paid-in capital	(200)

Cash paid at closing	$500

Acquisition of Credent Vascular Technologies

On April 30, 2003, the Company acquired certain business assets and operations and assumed certain liabilities of Credent Limited and Credent Vascular Technologies Limited (Credent) for total consideration of $1.7 million. Of this amount, approximately $1.1 million was paid in cash and $0.4 million in common stock (approximately 52,083 shares) was issued at the closing. An additional $0.2 million in common stock (approximately 22,909 shares) was issued at the first anniversary thereof. An additional cash amount of $0.2 million (less set-offs) remains outstanding and is accrued for on the Company’s balance sheet.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

The acquisition was determined to be a purchase of a business, based on the provisions of EITF Consensus, 98-3, Determining Whether a Non Monetary Transaction Involves Receipt of Productive Assets or of a Business. In addition, the Company retained the majority of the manufacturing facilities, employee base, production techniques, trade name and operating rights after the transaction. The results of operations from the acquired business have been included in the consolidated financial statements from the date of acquisition.

The purpose of the acquisition was to acquire the patents (which include manufacturing techniques), manufacturing facilities and employee base to allow the company to enter the vascular access graft market. The Company believed that it would be able to leverage its existing trade name, sales and marketing functions to improve the revenue generating potential of the business. Furthermore, the Company believed it could leverage its manufacturing, finance and administrative infrastructure to improve the financial results of the acquired business after the transaction. These factors supported the Company’s belief that Credent Vascular Technology’s value was higher as a business acquired by the Company rather than as an independent business, and resulted in goodwill to be recognized in the transaction.

The Company identified intangible assets of $0.5 million which were attributable to certain patents, and are being amortized over their estimated useful lives of 8.5 years.

The purchase price was allocated as follows as of the date of acquisition:

(in thousands)
Accounts receivable	$38
Inventory	178
Prepaid expenses	28
Property, plant and equipment	164
Goodwill	1,541
Other intangible assets	543
Accrued expenses	(613)
Accrued purchase price	(200)
Common stock and paid-in capital	(600)

Cash paid at closing	$1,079

With respect to an acquisition in 2001, the Company settled a legal dispute in 2003 for $0.3 million which was recognized in general and administrative expenses in the Company’s 2003 statement of operations.

3. Inventory

Inventory consists of the following:

	As of December 31,		As of September 30, 2006
	2004	2005
			(unaudited)

	(in thousands)

Raw materials	$1,190	$2,457	$2,367
Work-in-process	397	461	487
Finished products	1,685	2,229	3,157

Total inventory	$3,272	$5,147	$6,011

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

4. Property and Equipment

Property and equipment consists of the following:

	As of December 31,
	2004	2005
	(in thousands)

Computer hardware	$1,050	$1,368
Machinery and equipment	2,511	2,947
Leasehold improvements	1,374	1,390

Gross property and equipment	4,935	5,705

Less accumulated depreciation	2,500	3,047

Net property and equipment	$2,435	$2,658

Depreciation expense amounted to approximately $0.5 million in 2003, $0.8 million in 2004 and $1.1 million in 2005.

5. Goodwill and Other Intangibles

Goodwill consists of the following:

	As of December 31,
	2004	2005
	(in thousands)

Balance at beginning of year	$6,184	$6,709
Additions for acquisitions	406	2,170
Changes to certain accruals in connection with acquisitions	(50)	—
Foreign currency effect	169	(26)

Balance at end of year	$6,709	$8,853

Intangibles consist of the following:

	As of December 31,
	2004	2005
	(in thousands)

Patents	$1,027	$1,789
Trademarks and technology license	842	896
Customer relationships	—	213

Gross intangibles	1,869	2,898
Accumulated amortization	(243)	(486)

Balance at end of year	$1,626	$2,412

These assets are being amortized over useful lives ranging from 5 to 17 years. The weighted-average amortization period for these intangibles as of December 31, 2005 is 12.2 years. Amortization expense amounted to $0.1 million in 2003, $0.2 million in 2004 and $0.2 million in 2005 and is included in general and administrative expense.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Estimated amortization expense for each of the five succeeding fiscal years, based upon the Company’s intangible assets at December 31, 2005, is as follows:

(in thousands)
2006	$241
2007	241
2008	241
2009	238
2010	224

6. Financing Arrangements

In April 2003, the Company amended its $1.1 million five-year term loan with Brown Brothers Harriman & Co., or Brown Brothers, due in March 2006, with an outstanding balance of $0.7 million, to a $2.2 million five-year term loan due in April 2008. Borrowings under the loan are payable in quarterly payments of $0.1 million at an interest rate of prime plus 0.5%, or 3.5% over three month LIBOR. At December 31, 2005, the balance was $1.1 million at an interest rate of 7.75%.

On February 2, 2005, in connection with the Company’s acquisition of certain assets and operations of Endomed, Inc., the Company amended its revolving line of credit with Brown Brothers to allow borrowings in an amount not to exceed $3.5 million for a twelve-month period, and thereafter $2.25 million. Borrowings under the line of credit accrue interest at the bank’s prime rate and were due upon demand as of December 31, 2005. This credit facility must be repaid on February 6, 2008.

At December 31, 2005, approximately $38,000 of availability was applied to an outstanding letter of credit, and $2.8 million was available for borrowings, based on credit availability. The rate of interest at December 31, 2005 was 7.25%.

On May 20, 2006, the Company amended and restated its revolving line of credit with Brown Brothers to commit the facility and allow borrowing in an amount not to exceed $5.5 million.

On September 25, 2006, the Company entered into an additional $2.5 million term loan with Brown Brothers. This term loan includes customary financial covenants and accrues interest at a rate of 10% per annum. The term loan expires on September 30, 2008, may be prepaid without penalty, and must be repaid if and to the extent that the Company receives net proceeds from any sale of its equity in excess of $2.5 million. In connection with the term loan, the Company is required to pay Brown Brothers a one-time commitment fee of $75,000 and two percent of the outstanding principal balance, if any, on March 31, 2007, September 30, 2007 and March 31, 2008.

The Company has an agreement with Brown Brothers to pay a success fee of 0.075% of the Company’s pre-money valuation at the execution of the initial public offering of the Company’s common stock, or the amount received by the Company for its equity upon the sale of the Company to a third party, whichever occurs first. At the time the event occurs for which the success fee is payable, the Company will recognize interest expense in the amount of the success fee.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Long-term debt consists of the following:

	As of December 31,		As of September 30,
	2004	2005	2006
			(unaudited)
	(in thousands)
Term note payable due in quarterly principal installments of $108,000 through April 2008	$1,512	$1,080	$756
Term note payable due September 2008	—	—	2,500
Less current portion	(432)	(432)	(432)

	$1,080	$648	$2,824

The Company’s term loans and revolving line of credit are collateralized by substantially all of the assets of the Company. In addition, the Company is required to meet certain financial and operating covenants. At December 31, 2005 and September 30, 2006, the Company was in compliance with these covenants.

As of September 30, 2006, aggregate maturities of debt under the Company’s two term notes for each of the three succeeding fiscal years are as follows:

(in thousands)
2006	$108
2007	432
2008	2,716

Total	$3,256

Interest expense amounted to $0.1 million, $0.1 million and $0.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.

7. Leases

The Company conducts certain of its operations in leased facilities, which are accounted for as operating leases. Certain leases include renewal options. In addition, the Company leases certain of its capital equipment under both operating and capital leases. Assets held under capital leases amounted to $0.7 million at December 31, 2004 and $0.3 million at December 31, 2005. Accumulated amortization amounted to $0.2 million at December 31, 2004 and $0.1 million at December 31, 2005. Capital lease asset amortization is included in depreciation and amortization. In connection with the Company’s past operations in France, the Company had occupied the building under a sale-leaseback arrangement. Upon dissolution of its French operations, the building was sold to a third party in 2005 resulting in a gain of approximately $66,000 which is included in other income in the Company’s 2005 consolidated statement of operations. The property was classified as held for sale on the Company’s December 31, 2004 balance sheet based on management’s decision to sell the property.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

At December 31, 2005, the minimum rental commitments under all non-cancelable capital and operating leases with initial or remaining terms of more than one year, for each of the following fiscal years, are as follows:

	Capital Leases	Operating Leases
	(in thousands)

2006	$104	$1,054
2007	20	835
2008	—	424
2009	—	194
2010	—	121
Thereafter	—	24

	124	$2,652

Less amount representing interest	(5)

Present value of net minimum lease payments	119
Less current portion of obligation under capital leases	(90)

Long-term obligation under capital leases	$29

Rent expense amounted to $0.9 million, $1.0 million and $1.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.

8. Income Taxes

The Company’s provision (benefit) for income taxes is based upon the following components of income (loss) before income taxes:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
United States	$(375)	$1,908	$822
Foreign	79	(767)	(244)

Total	$(296)	$1,141	$578

Certain of the Company’s foreign subsidiaries are included in the United States tax return as branches, but are included as foreign for purposes of the table above.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

The Company’s provision for income taxes is as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
Currently payable (refundable):
Federal	$(208)	$172	$240
State	—	7	14
Foreign	—	7	87

	(208)	186	341
Deferred (benefit):
Federal	134	68	150
State	—	(40)	32

	134	28	182

	$(74)	$214	$523

Deferred taxes are attributable to the following temporary differences:

	As of December 31,
	2004	2005
	(in thousands)
Deferred tax assets:
Inventory	$175	$47
Foreign net operating loss carryovers	296	524
Tax credit carryovers	5	72
Reserves and accruals	209	226
Other intangibles	97	125
Property and equipment	(9)	50
Other	50	70

Gross deferred tax assets	823	1,114
Valuation allowance	(687)	(954)

Deferred tax asset	136	160

Deferred tax liabilities:
Goodwill	(398)	(604)

Net deferred tax liability	(262)	(444)
Short-term deferred tax asset	(136)	(160)

Non-current deferred tax liability	$(398)	$(604)

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

A reconciliation of the federal statutory rate to the Company’s effective tax rate for the year ended December 31 is as follows:

	2003	2004	2005
Federal statutory rate	(34.0)%	34.0%	34.0%
State tax	—	0.4	1.6
Effect of foreign taxes	—	—	33.1
Valuation allowance:
Benefit of loss—Germany	(43.9)	(7.7)	—
Assets recorded to extent of available carryback	—	(11.8)	(4.2)
Other	43.4	15.3	12.4
Research credits	—	(10.5)	(7.8)
Permanent differences	10.5	2.4	9.1
Other	(1.0)	(3.5)	12.3

Effective tax rate	(25.0)%	18.6%	90.5%

The Company has a net operating loss carryover in the United Kingdom of $433,000 as of December 31, 2005. This carryover does not expire. The Company has a net operating loss carryover in Japan of $1,143,000 as of December 31, 2005. This carryover expires starting in 2011 through 2012. The Company has tax credit carryovers which expire between 2018 and 2025.

The American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximately 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company’s Chief Executive Officer and approved by a company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well.

The Company does not expect to repatriate foreign earnings under the provisions of the Jobs Act.

9. Stockholders’ Equity

Series A Convertible Preferred Stock

In June, 1998, the Company sold 74,353 shares of its designated Series A Convertible Preferred Stock to Housatonic Equity Investors, L.P. (“Housatonic”) in a private placement for $2.35 per share in exchange for $3,000,009.

The holder of the shares of Series A Convertible Preferred Stock is not entitled to receive dividends but is entitled to dividends declared on common stock on an equal basis based upon the number of shares of common stock into which the preferred stock is then convertible.

Each share of Series A Convertible Preferred Stock is currently convertible at the option of the holder into common stock on a 20-for-1 basis. The conversion price is subject to certain antidilutive adjustments. The Series A Convertible Preferred Stock will automatically convert into common stock upon the closing of a public offering of the Company’s common stock resulting in aggregate gross proceeds to the Company of at least $10,000,000.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Each share of Series A Convertible Preferred Stock has the same number of common stock votes as its conversion rights provide. So long as the holder of Series A Convertible Preferred Stock holds at least 8% of the fully-diluted outstanding Common Stock of the Corporation, on an as-converted, as-exchanged and as-exercised basis, it is entitled to elect one member to the Board of Directors.

The holder of Series A Preferred Stock has preference over common shareholders with respect to payment of dividends and distribution of assets in the event of liquidation, including a merger, consolidation or reorganization with or into another organization in which the stockholders of the Company prior to such merger, consolidation or reorganization do not hold a majority of the outstanding common stock of the surviving entity. The holder of Series A Preferred Stock is entitled to a liquidation value of $2.35 per share, plus a liquidating dividend as of the liquidation date. In the event of liquidation, including a deemed liquidation as described above, the holder of Series A Preferred Stock is entitled to an 8% dividend, compounded annually from the original date of issuance. At December 31, 2005, the Series A Preferred Stock liquidation preference on a per share basis amounted to $4.21, totaling $5,364,000. The holder of Series A Convertible Preferred Stock shall in such events also have the alternative right to convert into Common Stock, as described above, and in lieu of such preference be entitled to receive, if greater, an amount payable with respect to the shares of Common Stock into which such Series A Convertible Preferred Stock is convertible.

Housatonic has the contractual right to preemptively acquire securities offered by the Company, so that it can maintain its pro rata share of the outstanding stock of the Company.

Each share of Series A Preferred Stock will automatically convert into common stock in connection with the Company’s initial public offering.

Stock Option Plans

Under its 1997, 1998, 2000 and 2004 stock option plans, the Company allows for the granting of options in the form of incentive stock options or nonqualified options to employees, directors, and consultants to purchase up to 1,688,702 shares of common stock. Incentive stock options are required to be issued at not less than fair market value at the date of the grant, and generally vest over four or five years. The term of the options is determined by the Company’s board of directors, but in no event will exceed ten years from date of grant.

Options issued under the plans until December 20, 2004 were subject to a call right in which the Company, in the event of termination of the employee, could purchase shares issued under the option for cash at a price other than fair value. Under FIN 44, effective as of July 1, 2000, any options issued with a cash settlement feature were required to be accounted for using variable plan accounting. Variable plan accounting requires the recognition of compensation expense and a related obligation based upon the increase in the value over the exercise price of the shares to which the option is subject, as vesting occurs. As a result, the Company has recognized based on the accelerated expense attribution method under FIN 28 approximately $0.4 million in 2003 and $0.3 million in 2004 as stock-based compensation in the accompanying statements of operations in the caption in which the optionholders’ salary expense is recognized. On December 20, 2004, modifications to the stock option plan eliminated the call rights. As a result, the obligation related to these call rights as of December 31, 2004 of $1.1 million under the plan was reclassified to stockholders’ equity in 2004.

Options to purchase 386,272 shares of common stock and an award for the purchase of 252,852 shares of the Company’s common stock were issued to two key executives in 1997. The options and

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

award were subject to restricted stock agreements which provided the employee with a repurchase right and the Company with a call right at a formula-based price in the event of death, disability and voluntary and involuntary termination, as defined. The repurchase and call right features terminate upon the completion of a public offering of the Company’s common stock. The Company accounted for these options and award until 1998 using variable plan accounting since the exercise of the employee repurchase price was considered likely based on the lack of marketability of the Company’s common stock. Subsequent to the sale of $0.8 million of the Company’s common stock in 1998 to individual, non-institutional investors, the Company determined that the likelihood of the exercise of the repurchase feature was remote based upon the value of the formula-based price compared to the value of the common sold to the individual investors. In addition, due to bank covenant restrictions, the Company determined its ability to exercise the call right, which was terminated by the Company in December 2003, was also remote. Since 1998, the value of the Company’s common stock has always exceeded the formula-based price. Consequently, subsequent to 1998 the Company has accounted for these options and award using fixed plan accounting.

Upon adoption of SFAS No. 123R, based on the use of the prospective method of adoption, these options and this award will continue to be accounted for under APB No. 25 as fixed plan arrangements. Concurrently with the adoption of SFAS No. 123R, the Company applied the guidance included in Accounting Series Release No. 268 and EITF No. D-98 with respect to the redemption feature related to these options and award. The effect of the adoption resulted in the classification of the intrinsic value of the redemption feature of $6.5 million at January 1, 2006 from retained earnings to other than permanent equity. During the nine month period ended September 30, 2006, the value of the redemption feature increased by $0.3 million to $6.8 million, which amount was charged against retained earnings.

A summary of the Company’s stock option activity and related information is as follows:

	2003		2004		2005		Nine months ended September 30, 2006
	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price	Options	Weighted- average exercise price
Outstanding at beginning of year	1,134,752	$2.99	1,263,918	$3.65	1,207,737	$3.70	1,511,233	$5.73
Granted	186,717	8.17	29,118	8.73	471,946	11.18	106,143	12.36
Exercised	(13,300)	4.58	(12,049)	3.66	(28,808)	3.35	(20,004)	0.28
Cancelled	(44,251)	5.47	(73,250)	4.87	(139,642)	7.02	(60,389)	9.62

Outstanding at end of period	1,263,918	3.65	1,207,737	3.70	1,511,233	5.73	1,536,983	6.11

Exercisable at end of period	844,391	1.88	894,634	2.34	892,903	2.58	948,089	3.19

Available for grant	154,617		448,749		116,453		70,699

The weighted-average remaining contractual life of options outstanding at December 31, 2005 is 5.4 years.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

As of December 31, 2005, shares subject to outstanding options by range of exercise price are as follows:

Options Outstanding				Options Exercisable
Range of exercise prices	Outstanding as of December 31, 2005	Weighted- average remaining years of contractual life	Weighted- average exercise price	Exercisable as of December 31, 2005	Weighted- average exercise price
$ 0.00 - $ 1.18	341,682	1.4	$0.10	341,682	$0.10
$ 1.18 - $ 2.37	245,460	2.3	1.79	245,460	1.79
$ 2.37 - $ 3.55	20,000	3.4	3.15	20,000	3.15
$ 3.55 - $ 4.74	119,710	4.3	3.96	114,260	3.90
$ 4.74 - $ 5.92	—	0.0	0.00	—	—
$ 5.92 - $ 7.10	44,700	6.1	6.78	31,000	6.77
$ 7.10 - $ 8.29	156,986	6.8	7.53	87,714	7.51
$ 8.29 - $ 9.47	128,888	7.6	8.41	50,538	8.40
$ 9.47 - $10.66	169,122	8.6	10.45	2,249	10.45
$10.66 - $11.84	284,685	9.6	11.65	—	—

Total	1,511,233	5.4	$5.73	892,903	$2.58

The Company accounts for stock options issued to non-employees using the fair value method prescribed by SFAS No. 123. The Company computes the fair value of non-employee stock options using the Black-Scholes option-pricing model using an appropriate volatility factor and records the fair value of non-employee stock options as expense over either the vesting term of the option or the service period. During 2003, 2004 and 2005, the Company recorded approximately $45,000, $41,000 and $31,000, respectively, of compensation expense related to stock options granted to non-employees. The Company has computed the fair value of non-employee stock options using the Black-Scholes model with the following assumptions:

	2003	2004	2005
Risk-free interest rates	3.3%	3.6%	4.2%
Dividend yield	0.0%	0.0%	0.0%
Volatility	80.0%	80.0%	65.0%
Expected life (years)	5.0	5.0	5.0

During the twelve months ended September 30, 2006, the Company granted stock options with exercise prices as follows:

Grants Made During the Three Months Ended	Number of option shares granted	Weighted- average exercise price	Weighted- average fair value per share
December 31, 2005	226,957	11.78	11.78
March 31, 2006	2,630	11.84	11.84
June 30, 2006	103,513	12.37	12.37
September 30, 2006	0	N/A	N/A

Total	333,100

In connection with the preparation of the financial statements for the year ended December 31, 2005 and in preparing for its initial public offering of its common stock, the Company reassessed the

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

valuations of its common stock issued during the two years and three months ended March 31, 2006 based on the provisions of the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (TPA). In conducting this assessment, the Company took into consideration the market and income approaches to valuation as set forth in the TPA. The Company believes that the valuation methodologies that it used prior to this public offering are consistent with the TPA. Based on the foregoing analysis, the Company concluded that for all options granted prior to March 31, 2006 in no case did the fair value of common stock exceed the exercise price for these options at the time of grant.

10. Profit-Sharing Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering substantially all employees at least 21 years of age and having completed six months of service. Subject to statutory limitations, the Plan permits participants to make contributions up to 75% of their gross salary, and requires the employer to match 50% of the employee’s contributions, up to 2% (3% as of January 1, 2006) of the employee’s gross pay. Participants become fully vested in the Company’s matching contribution in their sixth year of service with the Company. The Company’s contributions amounted to approximately $63,000, $87,000 and $0.1 million for the years ended December 31, 2003, 2004 and 2005, respectively.

11. Restructuring Charges

The Company initiated a plan to close its French subsidiary in 2003, and as a result, incurred severance and other costs. These costs amounted to $0.7 million in 2003, $0.4 million in 2004 and $0.1 million in 2005. No further costs are expected to be incurred with respect to this exit-activity cost.

The Company initiated a plan to close its Florida manufacturing operations in 2005, and as a result, incurred severance, lease termination and other costs. These costs amounted to $0.8 million in 2005. No further costs are expected to be incurred with respect to this exit-activity cost.

The Company initiated a plan to close its UK manufacturing operations in 2005, and as a result, incurred severance, lease termination and other costs. These costs amounted to $0.1 million in 2005. Costs incurred in 2006 with respect to these activities are expected to be less than $0.1 million.

The components of the restructuring costs are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands)

Severance	$389	$435	$323
Lease termination costs	344	—	546
Other	—	—	129

Total	$733	$435	$998

The Company estimates additional exit activity costs should approximate $0.1 million.

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Activity related to restructuring costs is as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands)

Balance at beginning of year	$237	$484	$79
Plus:
Current year restructuring costs	733	435	998
Less:
Payments for termination of contractual obligations	120	121	537
Write-off of property and equipment	91	—	—
Payment of employee severance costs	262	719	111
Other	13	—	212

Total	$484	$79	$217

12. Segment and Enterprise Wide Disclosures

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements. Operating segments are identified as components of an enterprise about which separate, discrete financial information is available for evaluation by the chief operating decision-maker in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as one operating segment. No discrete operating information other than product sales is prepared by the Company, except by geographic location, for local reporting purposes. All revenues were generated in the United States, Europe and Japan, and substantially all assets are located in the United States.

The Company sells products in three product categories, Endovascular & Dialysis Access, Vascular and General Surgery, and also derives a limited amount of revenue from manufacturing devices under private label arrangements. Revenues for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 in these product categories were as follows:

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)

	(in thousands)

Endovascular & Dialysis Access	$1,564	$3,340	$6,774	$4,668	$7,260
Vascular	15,168	18,233	19,654	14,815	15,702
General Surgery	3,286	3,682	3,600	2,702	2,909

Branded product sales	20,018	25,255	30,028	22,185	25,871

Private Label	646	928	699	666	—

Total	$20,664	$26,183	$30,727	$22,851	$25,871

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

Net sales to unaffiliated customers by geographic area are as follows:

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)

	(in thousands)

United States and Canada	$14,093	$17,689	$20,056	$15,023	$16,595
Rest of world (principally Europe)	6,571	8,494	10,671	7,828	9,276

	$20,664	$26,183	$30,727	$22,851	$25,871

The Company’s total assets are held in the following geographic areas as follows:

	As of December 31,		As of September 30,
	2004	2005	2006
			(unaudited)

	(in thousands)

United States and Canada	$16,098	$20,725	$23,418
Rest of world (principally Europe)	4,403	4,343	4,231

	$20,501	$25,068	$27,649

13. Allowance for Doubtful Accounts

Below is a summary of the changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005.

	Balance at beginning of period	Expense (Recoveries)	Write-offs	Balance at end of period
2003	$87,000	$57,000	$(26,000)	$118,000
2004	118,000	(1,000)	28,000	145,000
2005	145,000	16,000	(41,000)	120,000

14. Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,
	2004	2005
	(in thousands)

Compensation	$1,419	$1,781
Business acquisition related payments	208	400
Income and other taxes	28	311
Professional fees	295	212
Other	642	894

	$2,592	$3,598

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

15. Related-Party Transactions

The Company leased its St. Petersburg, Florida manufacturing facility from a related party who owned approximately 0.5% of the Company’s common stock and who also acted as a consultant to the Company. The rents paid to this landlord amounted to $0.3 million in each of 2003, 2004 and 2005. On November 15, 2005, the Company entered into a lease termination agreement with the related party to terminate this lease for $0.5 million. In addition, the Company agreed to purchase 47,279 shares of the related party’s common stock at $11.30 per share, the then fair market value of the Company’s common stock, totaling approximately $0.6 million. During 2003 and 2004, consulting fees of $16,000 and $8,000, respectively, were paid to this related party. No consulting fees were paid in 2005.

In addition, several of the Company’s European sales distributors own shares of the Company’s common stock. No single distributor owned more than 2% of the Company’s common stock during the three-year period ended December 31, 2005. Total sales, valued at amounts intended to be arms-length, to these distributors amounted to $1.8 million in 2003, $2.0 million in 2004 and $3.1 million in 2005 or approximately 8.5%, 7.5% and 10.1%, of the Company’s consolidated sales, respectively. Amounts due from these distributors totaled $0.4 million and $0.5 million as of December 31, 2004 and 2005, respectively, or 10.9% and 13.0% of the Company’s consolidated accounts receivable, respectively.

16. Quarterly Financial Data (unaudited)

	Three months ended
Fiscal Year 2004	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands)

Total revenue	$6,270	$6,657	$6,355	$6,901
Gross profit	4,403	4,673	4,449	4,878
Income from operations	437	394	108	218
Net income	$434	$334	$112	$47

Net income available to common stockholders:
Basic	$0.05	$0.04	$0.01	$0.01

Diluted	$0.05	$0.04	$0.01	$—

	Three months ended
Fiscal Year 2005	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(in thousands)

Total revenue	$7,501	$7,529	$7,820	$7,877
Gross profit	5,440	5,372	5,532	5,456
Income (loss) from operations	432	(166)	(400)	556
Net income (loss)	$51	$5	$(42)	$41

Net income (loss) available to common stockholders:
Basic	$0.01	$—	$(0.01)	$—

Diluted	$0.01	$—	$(0.01)	$—

LeMaitre Vascular, Inc.

Notes to Consolidated Financial Statements—(continued)

17. Subsequent Events (unaudited)

On May 25, 2006, the Company’s board of directors adopted a 2006 stock option and incentive plan, reserved 750,000 shares for issuance under the plan, provided that no further options will be granted under the Company’s pre-existing stock option plans, and provided that shares returned to the pre-existing stock option plans will be reserved for issuance under the 2006 stock option and incentive plan, in each case effective as of the close of the Company’s initial public offering. The Company’s board of directors also adopted a 2006 employee stock purchase plan and reserved 250,000 shares for issuance under the plan, in each case effective as of the close of the Company’s initial public offering. The Company’s board of directors also authorized the amendment and restatement of the Company’s Certificate of Incorporation to authorize 100,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value, to occur just prior to the Company’s initial public offering. On May 26, 2006, a majority of the Company’s stockholders approved these actions.

On July 26, 2006, the Company’s board of directors authorized the termination of the Company’s U.S. clinical study of its Expedial Vascular Access Graft conducted during the period from April 8, 2004 to June 28, 2006. The Company has recognized non-cash charges to operations of $0.7 million (see Note 1—Impairment of Long-Lived Assets) related to the impairment of patents, production equipment and inventory during the three month period ended June 30, 2006. This clinical study was designed to establish substantial equivalence to grafts manufactured using ePTFE for effectiveness in maintaining blood flow through the graft. The preliminary data from the clinical study suggested that the device may not compare favorably to ePTFE grafts in this regard. As a result of the Company’s review of the clinical study results and less than planned sales of the product in Europe, it decided to forego further enrollment in the clinical study and cease the production and sales of this device, although the Company continues to track previously enrolled participants in the study as required by trial protocol.

On September 25, 2006, the Company entered into an additional $2.5 million term loan with Brown Brothers. This term loan includes customary financial covenants and accrues interest at a rate of 10% per annum. The term loan expires on September 30, 2008, may be prepaid without penalty, and must be repaid if and to the extent that the Company receives net proceeds from any sale of its equity in excess of $2.5 million. The term loan is collateralized by substantially all of the assets of the Company. In connection with the term loan, the Company is required to pay Brown Brothers a one-time commitment fee of $75,000 and two percent of the outstanding principal balance, if any, on March 31, 2007, September 30, 2007 and March 31, 2008.

On October 5, 2006, the Company sold certain manufacturing equipment, inventory and intellectual property related to its Expedial Vascular Access Graft to CardioTech International, Inc. (CardioTech) for total consideration of $350,000 plus a five percent royalty on CardioTech’s net sales of its CardioPass brand coronary artery bypass graft for a period of five years following the first commercial sale of a CardioPass graft. The CardioPass graft is not yet in clinical trials and the likelihood of its commercialization is uncertain.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of LeMaitre Vascular, Inc.

We have audited the accompanying statements of operations and cash flows of Endomed, Inc. (the “Company”) for the year ended December 31, 2004 and the period from January 1, 2005 to February 2, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of operations and cash flows of the Company present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2004, and the period from January 1, 2005 to February 2, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 26, 2006

Endomed, Inc.

Statements of Operations

February 2, 2005

	Year ended December 31, 2004	Period from January 1, 2005 to February 2, 2005
	(in thousands)

Net sales	$1,932	$166
Cost of sales	1,439	123

Gross profit	493	43

Sales and marketing, general and administrative	1,211	132
Research and development	1,059	23

	2,270	155

Loss from operations	(1,777)	(112)
Other expense:
Interest expense	(388)	(32)
Other expense	(3)	(2)

Net loss	$(2,168)	$(146)

See accompanying notes.

Endomed, Inc.

Statements of Cash Flows

February 2, 2005

	Year ended December 31, 2004	Period from January 1, 2005 to February 2, 2005
	(in thousands)
Operating activities
Net loss	$(2,168)	$(1	46)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	105	9
Changes in operating assets and liabilities:
Accounts receivable	(59)	(75)
Inventory	46	76
Prepaid expenses and other assets	(31)	(6)
Accounts payable and other liabilities	695	(79)

Net cash used in operating activities	(1,412)	(221)

Investing activities
Purchase of property and equipment	25	—

Net cash used in investing activities	25	—

Financing activities
Proceeds from advance from LeMaitre Vascular	250	—
Proceeds from short-term debt	510	—
Proceeds from note payable to shareholder	200	—
Principal payments on capital lease obligations	(23)	(21)

Net cash provided by (used in) financing activities	937	(21)

Net decrease in cash	(450)	(242)
Cash at beginning of period	744	294

Cash at end of period	$294	$52

See accompanying notes.

Endomed, Inc.

Notes to Financial Statements

1. Significant Accounting Policies and Related Matters

Description of Business

Endomed, Inc. (the “Company”) develops, manufactures and markets stent grafts used in endovascular surgery for the treatment of aortic aneurysms and dissections. The Company sells directly to hospitals and distributors in the United States and to distributors outside the United States.

Acquisition of Endomed by LeMaitre Vascular, Inc

On February 2, 2005, LeMaitre Vascular, Inc. (“LeMaitre Vascular”) and the Company entered into a purchase and sale agreement for the purchase of the operating assets and assumption of certain liabilities of the Company by LeMaitre Vascular. The accompanying statements of operations and cash flows are those of the Company.

Foreign Currency

Foreign exchange transaction gains (losses) are included in other income (expense) in the accompanying statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenue is derived from the sale of disposable products used in connection with endovascular surgery. The Company sells directly to hospitals and to distributors and also enters into consigned inventory arrangements with distributors, as described below.

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin, (SAB) No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company generally uses customer purchase orders to determine the existence of an arrangement and uses shipping documents and third party proof of delivery to verify that title has transferred. The Company assesses whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction. In order to determine whether collection is probable, the Company assesses creditworthiness of the customer. If the Company determines that collection is not reasonably assured, it defers the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Based on these policies, the Company recognizes revenue, net of allowances for returns and discounts, as products are shipped, based on shipping point terms, at which time, title passes to customers. Customers returning products, subject to prior authorization, are entitled to credit based on the condition and timing of the return. The Company accounts for these returns, which are not material,

Endomed, Inc.

Notes to Financial Statements—(continued)

in accordance with SFAS No. 48 Revenue Recognition When Right of Return Exists. Inventory shipped on consignment to distributors is recognized as revenue in the period when the Company is notified that consigned products have been purchased by end users.

Research and Development Costs

Research and development costs are expensed as incurred. Royalties for the license of technology is included in research and development costs, which amounted to $0.2 million in 2004 and $20,902 for the period from January 1, 2005 to February 2, 2005.

Shipping and Handling Costs

Shipping and handling fees are generally not reimbursed by customers. If so, the fees are recorded as revenues, with the corresponding expense recorded in cost of sales. Shipping and handling costs in the amount of $36,381 in 2004 and $5,201 in 2005 are included in cost of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to cash and that have original maturity dates of three months or less to be cash equivalents.

Inventory

Inventory consists of finished products, partly held as consignment inventory, work-in-process and raw materials, and is stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using straight-line and accelerated methods as follows:

Description	Useful Life
Computers and equipment	3–5 years
Machinery and equipment	5–7 years
Furniture and fixtures	5–7 years
Leasehold improvements	The shorter of its useful life or lease term

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets (primarily machinery and equipment) to assess the recoverability of these assets when indicators of impairment occur. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Impairment is measured based on the fair market value of the affected asset using discounted cash flows.

Endomed, Inc.

Notes to Financial Statements—(continued)

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. Cash equivalents represent highly liquid investments with maturities of three months or less at the date of purchase. Credit risk related to cash and cash equivalents are limited based on the creditworthiness of the financial institutions in which these funds are held.

The Company’s accounts receivable are with customers based in the United States and internationally. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. Provisions for allowance for doubtful accounts are recorded in general and administrative expenses.

Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, claims and assessments. During the year ended December 31, 2004, and the period from January 1, 2005 to February 2, 2005, the Company was not subject to any litigation, claims and assessments that materially affected the Company’s financial statements.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits and obligations will be realized in future years. A valuation allowance is established for deferred tax assets if recoverability is uncertain on a more likely than not basis.

2. Depreciation

Depreciation expense amounted to approximately $0.1 million for the year ended December 31, 2004 and $8,957 for the period from January 1, 2005 to February 2, 2005.

3. Leases

The Company conducts certain of its operations in a leased facility, which is accounted for as an operating lease. In addition, the Company leases certain of its capital equipment under both operating and capital leases. Capital lease asset amortization is included in depreciation and amortization.

Endomed, Inc.

Notes to Financial Statements—(continued)

At February 2, 2005, the minimum rental commitments under all non cancelable capital and operating leases with initial or remaining terms of more than one year, for each of the following fiscal years, are as follows:

	Capital Leases	Operating Leases
	(in thousands)

2005	$50	$161
2006	55	115
2007	14	4
2008	—	3
2009	—	3

	119	$286

Less amount representing interest	17

Present value of net minimum lease payments	102
Less current portion of obligation under capital leases	(46)

Long-term obligation under capital leases	$56

Rent expense amounted to $0.2 million for the year ended December 31, 2004 and $20,822 for the period January 1, 2005 to February 2, 2005.

4. Income Taxes

The Company has not provided for income taxes in 2004 and 2005 based on the Company’s operating losses for which no benefit is recognizable due to the uncertainty of recovery.

The Company has incurred net operating losses (NOLs) of approximately $7.4 million since inception, which have been fully reserved due to uncertainty of realization. The acquisition of the Company by LeMaitre Vascular was transacted as an asset purchase and, accordingly, the NOLs were not acquired by LeMaitre Vascular.

5. Related-Party Transactions

The former principal stockholder of the Company is also the co-founder, medical director and chief of surgery of a major hospital which is a major customer of the Company. This individual also holds an ownership interest in this hospital customer. Pursuant to an investigational device exemption, the Company had sales to this hospital customer of $0.3 million during 2004 and $31,100 during the period from January 1, 2005 to February 2, 2005.

A former stockholder of the Company sublicenses a patent to the Company and the Company pays a royalty pursuant to the sublicense. During 2004, the Company recognized royalty expense of $0.2 million to this minority owner. During the period from January 1, 2005 to February 2, 2005, the Company recognized royalty expense of $20,902 to this minority owner.

A former stockholder of the Company is the owner of a distributor, which distributes the Company’s products in Italy. During 2004, the Company recognized sales of $0.4 million to this distributor. During the period January 1, 2005 to February 2, 2005, the Company recognized sales of $40,650 to this distributor.

Endomed, Inc.

Notes to Financial Statements—(continued)

LeMaitre Vascular, which acquired substantially all of the Company’s assets on February 2, 2005, is the holder of notes payable by the Company in the original principal amount of $0.3 million. During the period ended February 2, 2005, $2,083 of interest accrued on such loan.

During 2004, the former principal stockholder of the Company loaned it $0.2 million which amount was used to provide working capital and fund operations of the business. In connection with the acquisition of the operating assets and liabilities of the Company by LeMaitre Vascular, the loan from the principal stockholder to the Company was not assumed by LeMaitre Vascular.

6. Financing Arrangements

The notes payable to LeMaitre Vascular earn interest at the rate of 10% per annum and were due the earlier of March 29, 2005 or the closing date of the acquisition of the Company. Notes payable to shareholders earn interest on a variable interest basis and have no stated maturity. Other loans earn interest at 5.57% per annum and are due on July 22, 2005.

7. Major Customers

During the year ended December 31, 2004, the Company recorded sales to two distributors and a related-party customer disclosed in Note 6. These sales represented 24%, 19% and 16% of sales, respectively.

LeMaitre® VASCULAR

Dedicated Worldwide Vascular Sales Force.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

6,000,000 Shares

LeMaitre Vascular, Inc.

Common Stock

Goldman, Sachs & Co.

CIBC World Markets

Cowen and Company

Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth is an estimate (except for the SEC registration fee and NASD filing fee) of the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered.

Nature of Expense	Amount
SEC Registration Fee	$7,383
NASD Filing Fee	7,400
Nasdaq Listing Application Fee	100,000
Blue Sky Qualification Fees and Expenses	5,000
Printing and Engraving Expenses	225,000
Legal Fees and Expenses	1,200,000
Accounting Fees and Expenses	1,000,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	260,000

Total	$2,809,783

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our restated certificate of incorporation (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our restated by-laws (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

In connection with the sale of common stock being registered hereby, we intend to enter into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Issuances of Capital Stock in Financing Rounds.

In March 2004, we issued and sold an aggregate of 229,095 shares of our common stock to 78 investors for an aggregate purchase price of $1,999,999.35.

In August 2005, we issued and sold an aggregate of 265,451 shares of our common stock to 61 investors for an aggregate purchase price of $2,999,956.30.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering or pursuant to Regulation S promulgated under the Securities Act for transactions by an issuer that occur outside the United States. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors or not U.S. persons, as applicable, and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Issuances of Capital Stock in Connection with Acquisitions.

In connection with our acquisitions of the AnastoClip Vessel Closure System and related operations from Tyco Healthcare, we issued 11,455 shares of our common stock in April 2004 and 9,567 shares of our common stock in February 2005 to certain licensors party to a license agreement assigned to LeMaitre Vascular.

In connection with the acquisition of the EndoFit product line and related operations in February 2005, we issued an aggregate of 191,297 shares of our common stock to two stockholders of Endomed, Inc.

In connection with the acquisition of the Expedial product line and related operations through our Credent acquisition, we issued 52,083 shares of our common stock in April 2003 and 22,909 shares of our common stock in June 2004 to Credent Limited.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering or pursuant to Regulation S promulgated under the Securities Act for transactions by an issuer that occur outside the United States. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors or not U.S. persons, as applicable, and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Stock Options.

Since April 1, 2003, we have granted stock options to purchase 765,424 shares of common stock with exercise prices ranging from $7.86 to $12.37 per share, to employees, directors and consultants pursuant to our stock option plans. Of these options, none have been exercised. The common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Issuances of Capital Stock to Consultants.

From August 2003 through April 2006, we issued 8,220 shares of our common stock to two consultants in consideration of their services to us. The issuance of these shares was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

The following is a list of all the exhibits filed as part of the Registration Statement.

EXHIBIT INDEX

Number	Description
1.1**	Form of Underwriting Agreement

2.1**	Asset Purchase Agreement by and between LeMaitre Acquisition, LLC and Endomed, Inc. dated February 2, 2005

2.2**	Shareholder Debt Transfer Agreement by and between LeMaitre Acquisition, LLC and the shareholders of Endomed, Inc. named therein dated February 2, 2005

3.1**	Amended and Restated By-laws of the Registrant

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.3**	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of the offering)

4.1**	Specimen Certificate evidencing shares of common stock

5.1	Opinion of Goodwin Procter LLP

10.1**	Northwest Park Lease dated March 31, 2003 by and between the Registrant and Roger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, as amended

Number	Description
10.2**	Registration Rights Agreement dated June 17, 1998 by and between the Registrant and Housatonic Equity Investors, L.P.

10.3#**	Patent Sublicense Agreement dated March 7, 2003 by and between IMPRA, Inc. and Endomed, Inc.

10.4#**	Confirmation and Agreement dated February 2, 2005 by and between the Registrant and Bard Peripheral Vascular, Inc.

10.5#**	License Agreement dated February 11, 1992 by and between United States Surgical Corporation and Spinnaker R&D Associates, as amended

10.6#**	Side Letter Agreement dated January 30, 2004 by and between the Registrant and Spinnaker R&D Associates

10.7†**	Executive Retention and Severance Agreement dated October 10, 2005 by and between the Registrant and George W. LeMaitre

10.8†**	Executive Service Agreement dated September 17, 2003 by and between the Registrant and Peter Gebauer, as amended

10.9†**	Employment Agreement dated May 27, 2005 by and between the Registrant and Kevin Kelly

10.10†**	Employment Agreement dated April 20, 2006 by and between the Registrant and Joseph P. Pellegrino (corrected)

10.11†**	1997 Stock Option Plan and form of agreements thereunder

10.12†**	1998 Stock Option Plan and form of agreements thereunder

10.13†**	2000 Stock Option Plan and form of agreements thereunder

10.14†**	2004 Stock Option Plan and form of agreements thereunder

10.15†**	2006 Stock Option and Incentive Plan and form of agreements thereunder

10.16†**	2006 Employee Stock Purchase Plan

10.17**	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.18**	Third Amended and Restated Revolving Loan and Security Agreement dated May 20, 2006 between the Registrant and Brown Brothers Harriman & Co.

10.19**	Second Amended and Restated Promissory Note (Secured) in favor of Brown Brothers Harriman & Co. dated May 20, 2006

10.20**	Third Amended and Restated Term Loan Agreement dated May 20, 2006 between the Registrant and Brown Brothers Harriman & Co.

10.21**	Second Amended and Restated Time Note (Secured) in favor of Brown Brothers Harriman & Co. dated May 20, 2006

10.22**	Guaranty of Vascutech Acquisition LLC in favor of Brown Brothers Harriman & Co. dated March 29, 2001, as amended

10.23**	Side Letter Agreement dated July 16, 2003 between the Registrant and Brown Brothers Harriman & Co.

10.24**	Employment Agreement dated June 20, 2006 by and between the Registrant and David Roberts

10.25†**	Management Incentive Compensation Plan (2006)

10.26**	Letter Agreement with Brown Brothers Harriman & Co. dated September 25, 2006

Number	Description
10.27**	Time Note (Secured) in favor of Brown Brothers Harriman & Co. dated September 25, 2006

10.28**	Amendment to Guaranty of Vascutech Acquisition LLC in favor of Brown Brothers Harriman & Co. dated September 25, 2006

10.29**	Security Agreement of Vascutech Acquisition LLC in favor of Brown Brothers Harriman & Co. dated March 29, 2001, as amended

21.1**	Subsidiaries of LeMaitre Vascular, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-6)

**	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment requested for portions of this document.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Amendment No. 7 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, the Commonwealth of Massachusetts, on the 11th day of October, 2006.

LEMAITRE VASCULAR, INC.

By:	/s/ GEORGE W. LEMAITRE
Name:	George W. LeMaitre
Title:	Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ GEORGE W. LEMAITRE George W. LeMaitre	Chairman, Chief Executive Officer and President and Director (Principal Executive Officer)	October 11, 2006

/s/ DAVID B. ROBERTS David B. Roberts	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	October 11, 2006

* George D. LeMaitre	Director	October 11, 2006

* Cornelia W. LeMaitre	Director	October 11, 2006

* Lawrence J. Jasinski	Director	October 11, 2006

* Michael C. Jackson	Director	October 11, 2006

* David N. Gill	Director	October 11, 2006

* Duane M. DeSisto	Director	October 11, 2006

* Guido J. Neels	Director	October 11, 2006

*By:	/s/ GEORGE W. LEMAITRE
GEORGE W. LEMAITRE Attorney-in-fact

EXHIBIT INDEX

Number	Description

1.1**	Form of Underwriting Agreement

2.1**	Asset Purchase Agreement by and between LeMaitre Acquisition, LLC and Endomed, Inc. dated February 2, 2005

2.2**	Shareholder Debt Transfer Agreement by and between LeMaitre Acquisition, LLC and the shareholders of Endomed, Inc. named therein dated February 2, 2005

3.1**	Amended and Restated By-laws of the Registrant

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant

3.3**	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon completion of the offering)

4.1**	Specimen Certificate evidencing shares of common stock

5.1	Opinion of Goodwin Procter LLP

10.1**	Northwest Park Lease dated March 31, 2003 by and between the Registrant and Roger P. Nordblom and Peter C. Nordblom, as Trustees of Northwest Associates, as amended

10.2**	Registration Rights Agreement dated June 17, 1998 by and between the Registrant and Housatonic Equity Investors, L.P.

10.3#**	Patent Sublicense Agreement dated March 7, 2003 by and between IMPRA, Inc. and Endomed, Inc.

10.4#**	Confirmation and Agreement dated February 2, 2005 by and between the Registrant and Bard Peripheral Vascular, Inc.

10.5#**	License Agreement dated February 11, 1992 by and between United States Surgical Corporation and Spinnaker R&D Associates, as amended

10.6#**	Side Letter Agreement dated January 30, 2004 by and between the Registrant and Spinnaker R&D Associates

10.7†**	Executive Retention and Severance Agreement dated October 10, 2005 by and between the Registrant and George W. LeMaitre

10.8†**	Executive Service Agreement dated September 17, 2003 by and between the Registrant and Peter Gebauer, as amended

10.9†**	Employment Agreement dated May 27, 2005 by and between the Registrant and Kevin Kelly

10.10†**	Employment Agreement dated April 20, 2006 by and between the Registrant and Joseph P. Pellegrino (corrected)

10.11†**	1997 Stock Option Plan and form of agreements thereunder

10.12†**	1998 Stock Option Plan and form of agreements thereunder

10.13†**	2000 Stock Option Plan and form of agreements thereunder

10.14†**	2004 Stock Option Plan and form of agreements thereunder

10.15†**	2006 Stock Option and Incentive Plan and form of agreements thereunder

10.16†**	2006 Employee Stock Purchase Plan

10.17**	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.18**	Third Amended and Restated Revolving Loan and Security Agreement dated May 20, 2006 between the Registrant and Brown Brothers Harriman & Co.

10.19**	Second Amended and Restated Promissory Note (Secured) in favor of Brown Brothers Harriman & Co. dated May 20, 2006

Number	Description

10.20**	Third Amended and Restated Term Loan Agreement dated May 20, 2006 between the Registrant and Brown Brothers Harriman & Co.

10.21**	Second Amended and Restated Time Note (Secured) in favor of Brown Brothers Harriman & Co. dated May 20, 2006

10.22**	Guaranty of Vascutech Acquisition LLC in favor of Brown Brothers Harriman & Co. dated March 29, 2001, as amended

10.23**	Side Letter Agreement dated July 16, 2003 between the Registrant and Brown Brothers Harriman & Co.

10.24**	Employment Agreement dated June 20, 2006 by and between the Registrant and David Roberts

10.25†**	Management Incentive Compensation Plan (2006)

10.26**	Letter Agreement with Brown Brothers Harriman & Co. dated September 25, 2006.

10.27**	Time Note (Secured) in favor of Brown Brothers Harriman & Co. dated September 25, 2006

10.28**	Amendment to Guaranty of Vascutech Acquisition LLC in favor of Brown Brothers Harriman & Co. dated September 25, 2006

10.29**	Security Agreement of Vascutech Acquisition LLC in favor of Brown Brothers Harriman & Co. dated March 29, 2001, as amended

21.1**	Subsidiaries of LeMaitre Vascular, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-6)

**	Previously filed.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment requested for portions of this document.